OPEN JOINT-STOCK COMPANY
"NIZHEGORODSVYAZINFORM"
603000 Russia, Nizhny Novgorod,
Gorky sq., Post House,
Phone:(78312)332047
Fax:(78312)306768
\# 25-8/154
Date 28.05.2002г.

02 JUL 16

02042603

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

SUPPL

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Re: OJSC "Nizhegorodsvyazinform" Exemption No.: 82-4642

In connection with OJSC Nizhegorodsvyazinform's exemption, pursuant to rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b), please find enclosed:

1. Notice to shareholders and ADR-holders about the Annual General Shareholder Meeting.
2. Shareholder's Memo.
3. Voting Ballots.
4. Annual Statements of the Company;
5. Statement of the Audit Committee of the Company;
6. Statement of the Auditor of the Company;
7. New Edition of the Company;
8. Information about candidates to the Board of Directors of the Company;
9. Information about candidates to the Audit Committee of the Company;
10. By-Law regulating the order of General Shareholder Meeting, new edition;
11. Statute of the Board of Directors of the Company, new edition;
12. Statute of Executive Board of the Company, new edition;
13. Constituent documents of the Association of Carriers of the Federal Network for Business Service «ISKRA».

J. P. Morgan Bank is a Depository Bank for the above-named company according to Form F-6, Registration Number 333-86930 for the ADR Program for common shares.

If you have any questions, don't hesitate to call me directly at + 7-8312-33-47-93 or Sasha Rottsly, ADR Program Manager for «Nizhegorodsvyazinform» in J. P. Morgan Bank : +44 207 325 4034 (London)..

Sincerely,

Lyubov I. Grigorieva

Deputy Director General

7/16

ОАО «Нижегородсвязьинформ»
603000 г.Н.Новгород
пл.М. Горького, Дом Связи
Тел.:(7 8312) 33-20-47
Факс: (7 8312) 30-67-68
№ 25-8/154

02 JUL 16 AM 12:50

Дата: 28. 05. 2002г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
(Комиссия по ценным бумагам и биржевой деятельности
Офис международных корпоративных финансов
Остановка 3-2
450 Пятая улица, Сев.-Зап.
Вашингтон, округ Колумбия 20549

Касательно: АО «Нижегородсвязьинформ», Освобождение № 82-4642

Уважаемые господа,

В связи с освобождением АО «Нижегородсвязьинформ», согласно правилу 12g3-2(b), от требований Закона о ценных бумагах и биржах от 1934 г. по регистрации и отчётности и согласно дальнейшим требованиям по правилу 12g3-2(b), прилагаем следующие документы:

1.Уведомление акционерам и держателям АДР о годовом общем собрании акционеров.

2.Памятка акционеру.

3.Бюллетени для голосования.
4.Годовая бухгалтерская отчетность общества;
5.Заключение ревизионной комиссии общества;
6.Заключение аудитора общества;
7.Устав общества в новой редакции;
8.Сведения о кандидатах в члены совета директоров общества;
9.Сведения о кандидатах в ревизионную комиссию общества;
10.Положение о порядке проведения общего собрания акционеров общества в новой редакции;
11.Положение о совете директоров общества в новой редакции;
12.Положение о правлении общества в новой редакции;
13.Учредительные документы Ассоциации операторов федеральной сети делового обслуживания «ИСКРА».

Банк Дж. П. Морган является банком-депозитарием для вышеназванной компании по форме F-6, регистрационный номер 333-86930 по программе АДР на обыкновенные акции.

Если у Вас есть какие-либо вопросы, звоните непосредственно мне по тел. 7-8312-33-47-93 или Саше Роттсли, менеджеру программы АДР «Нижегородсвязьинформ» в Банке Дж. П. Морган по тел. +44 207 325 4034 (Лондон)..

Искренне Ваша

Л.И.Григорьева

Зам. генерального директора

02 JUL 16 12:59

ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
"НИЖЕГОРОДСВЯЗЬИНФОРМ"

603000 г. Нижний Новгород, пл. М. Горького,
Дом Связи Телефон 33-20-47
Телефакс 30-67-68

№25-8/155 от 28.05.2002 г.

Банк Дж. П. Морган
Факс: +44 207 325 8094
Тел. +44 207 325 4034 Лондон (Саша Роттсли)

Извещение держателю АДР в форме акций ОАО «Нижегородсвязьинформ»

Совет директоров решил провести Ежегодное общее собрание акционеров 28 июня 2002 г. в актовом зале Дома связи г. Н Новгорода. Список акционеров, имеющих право принять участие в годовом общем собрании акционеров, составлен по состоянию на 9 мая 2002 г.

Повестка дня:

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) ОАО "Нижегородсвязьинформ", распределение прибыли и убытков Общества по результатам отчетного (2001) финансового года.
2. О выплате дивидендов за 2001 год, размере, сроках и форме их выплаты по акциям каждой категории.
3. Избрание членов Совета директоров Общества;
4. Избрание Ревизионной комиссии Общества;
5. Утверждение Устава Общества в новой редакции;
6. Утверждение Положения о порядке проведения общего собрания акционеров Общества в новой редакции;
7. Утверждение Положения о Совете директоров Общества в новой редакции;
8. Утверждение Положения о Правлении Общества в новой редакции;
9. Утверждение аудитора Общества на 2002 год.
10. Об участии Общества в Ассоциации операторов федеральной сети делового обслуживания «ИСКРА».

С наилучшими пожеланиями
Искренне Ваша

Л.И. Григорьева

Зам. генерального директора

PUBLIC JOINT-STOCK COMPANY

"NIZHEGORODSVYAZINFORM"
603000 Russia, Nizhny Novgorod,
Gorky sq., Post House,
Phone:(78312)332047
Fax:(78312)306768
№ 25-8/155 от 28.05.2002г.

J. P. Morgan Bank
Fax: +44 207 325 8094
Phone +44 207 325 4034 London (Sasha Rottsly)

Notice to ADR holder in form of shares of PJSC «Nizhegorodsvyazinform»

The Board of Directors decided to hold the Annual General Shareholder Meeting on June 28, 2002 at 10 : 00 hours in Assembly Hall of the Post House in the city of N. Novgorod.

The List of Shareholders entitled to participate in General Shareholder Meeting is made as of May 9, 2002.

AGENDA:

1. Approval of Annual Report, Annual Accounting Statement, including Profit and Loss Statement (Profit and Loss Accounts) of PJSC "Nizhegorodsvyazinform", Distribution of Profit and Loss of the Company according to results of report (2001) fiscal year.
2. Dividend Payment for 2001, size, terms and form of payment for shares of each category.
3. Election of Members of the Board of Directors of the Company;
4. Election of the Audit Committee of the Company;
5. Approval of the new edition of the Charter of the Company;
6. Approval of the new edition of By-Law regulating the order of General Shareholder Meeting of the Company;
7. Approval of the new edition of Statute of the Board of Directors of the Company;
8. Approval of the new edition of Statute of Executive Board of the Company;
9. Approval of the Auditor of the Company for 2002.
10. Participation of the Company in the Association of Carriers of the Federal Network for Business Service «ISKRA».

Sincerely,
Lyubov I. Grigorieva
Deputy Director General

ЗАКЛЮЧЕНИЕ
ревизионной комиссии по проверке финансово-хозяйственной деятельности ОАО «Нижегородсвязьинформ»

02 JUL 16 AM 2:58

«05» апреля 2002г. г. Москва

На основании Положения о ревизионной комиссии открытого акционерного общества «Нижегородсвязьинформ», ревизионной комиссией ОАО «Нижегородсвязьинформ» в составе:

- Милованцев Д.А.
- Алехин С.И.
- Максимов И.В.
- Феклин А.В.
- Бакаев А.В.

проведена ревизия финансово-хозяйственной деятельности за период 01 января 2001г. по 31 декабря 2001г.

Ревизия проводилась с 11 марта 2002г. по 15 марта 2002г.

Полное фирменное наименование: Открытое акционерное общество «Связьинформ» Нижегородской области.

Юридический адрес и адрес места нахождения: 603000, г.Н. Новгород, пл. Горького, Дом связи.

Дата государственной регистрации общества и регистрационный номер: Общество зарегистрировано распоряжением Администрации г. Н. Новгорода от 15 декабря 1993 года № 1605 – р, регистрационный № 448.

Настоящей проверкой (ревизией) установлено следующее:

Ревизионная проверка включала проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в бухгалтерской отчетности. По мнению ревизионной комиссии, проведенная проверка дает достаточно оснований для того, чтобы высказать мнение о достоверности данной отчетности.

В ходе проверки установлено, что при ведении финансово-хозяйственной деятельности общество руководствуется нормами Гражданского кодекса РФ, Налогового кодекса РФ и иных законодательных актов РФ.

Бухгалтерская отчетность подготовлена исходя из требований Положения по ведению бухгалтерского учета и бухгалтерской отчетности, утвержденного приказом МФ РФ от 29.07.98г. №34н, Приказом МФ РФ от 06.07.99г. №43н «Об утверждении положения по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), Приказ МФ РФ от 28.06.2000г. №60н «О методических рекомендациях о порядке формирования показателей бухгалтерской отчетности организации» (с учетом изменений и дополнений).

Ревизионной комиссией не обнаружены серьезные нарушения установленного порядка ведения бухгалтерского учета и подготовки бухгалтерской отчетности, которые могли бы существенно повлиять на достоверность бухгалтерской отчетности.

Бухгалтерская отчетность ОАО «Нижегородсвязьинформ» позволяет сформировать полную и объективную информацию о финансово-хозяйственных процессах и результатах его деятельности, необходимую для оперативного руководства и управления, а также для ее использования инвесторами, поставщиками, покупателями, кредиторами, налоговыми, финансовыми, банковскими органами и иными заинтересованными организациями и лицами.

Заключение

По мнению членов ревизионной комиссии, бухгалтерская отчетность подготовлена таким образом, чтобы обеспечить отражение активов и пассивов общества по состоянию на 01.01.2002г. и финансовых результатов его деятельности за 2001г., исходя из требований нормативных актов Минфина РФ (приказы от 29.07.98г. №34н, 06.07.99г. №43н, 28.06.2000г. №60н с учетом изменений и дополнений).

Председатель ревизионной комиссии Милованцев Д.А.

Члены ревизионной комиссии:

Алехин С. И.

Максимов И. В.

Бакаев А.В.

Секретарь ревизионной комиссии Феклин А.В.

STATEMENT
of the Audit Committee about examination of financial and economic operation of PJSC «Nizhegorodsvyazinform»

April «06», 2002 Moscow

By virtue of the Statute of the Audit Committee of Public Joint-Stock Company «Nizhegorodsvyazinform», the Audit Committee of PJSC «Nizhegorodsvyazinform» composed of:

- Milovantsev D.A.
- Alyokhin S.I.
- Maksimov I. V.
- Feklin A.V.
- Bakayev A. V.

Conducted an examination of financial and economic operation of the period: January 01, 2001 to December 31, 2001.

The auditing was conducted from March 11, 2002 till March 15, 2002.

Long Title: Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region.

Legal address and location address: 603000, N. Novgorod, Gorky sq., Post House. Date of State registration of the Company and registration number: the Company is registered by virtue of Ordinance of Administration of the city of N. Novgorod of December 15, 1993 № 1605 - r. registration № 448.

The present examination (audit) revealed the following:

The audit included examination (on sample basis) of verification of figures and explanations contained in the accounting statements. In opinion of the Audit Committee, the audit gives sufficient evidence in order to give reasonable assurance that the accounting statements are adequate.

In the process of the audit we found that the Company is conducting its financial and economic activities in full conformity to norms of the Civil Code of RF, Tax Code of RF and other Laws of RF.

Accounting statements are prepared according to the Regulations of bookkeeping and accounting confirmed by Ordinance of FM of RF of 29.07.98 MV34n, Ordinance of FM of RF of 06.07.99 №43нn «About Approval of Regulations for bookkeeping and accounting «Bookkeeping accounting of organization» (PBU 4/99), Ordinance of FM of RF of 28.06.2000 №60n «About methodological recommendations to the order of forming indicators of bookkeeping accounting of organization» (with amendments and modifications and additions).

The Audit Committee did not reveal any substantial infringements of established order of bookkeeping and accounting reporting, which could substantially damage the adequacy of accounting reporting.

Accounting statements of PJSC «Nizhegorodsvyazinform» allows to form a full and objective information about financial and economic processes and results of its operation, necessary for operating management, and for use of investors, suppliers, buyers, creditors, tax, financial, banking authorities and other interested organizations and persons.

Conclusion

In opinion of the members of the audit committee, the accounting statements are prepared in such a way as to give sufficient evidence of an adequate representation of assets and liabilities of the Company as of 01.01.2002 and financial results of its operation in 2001, in conformity to requirements of normative acts of Finance Ministry of RF (Ordinances of 29.07,98. №34n, 06 07.99 № 43n, 28.06.2000 № 60n with amendments and additions).

Audit Committee Chairman

Milovantsev D.A.

Audit Committee members:

Alekhin S.I.
Maksimov I.V.
Bakayev A.V.

Audit Committee Secretary

Feklin A.V.

Открытое акционерное общество "Связьинформ"
Нижегородской области

603000, г. Н. Новгород
пл. М. Горького, Дом связи

СООБЩЕНИЕ

Уважаемый акционер!

Совет директоров ОАО “Нижегородсвязьинформ” извещает Вас о том, что 28 июня 2002 года в 10 - 00 в Актовом зале Дома связи г. Н. Новгорода состоится годовое общее собрание акционеров.

Список акционеров, имеющих право на участие в годовом общем собрании акционеров, составлен по состоянию на 9 мая 2002 г.

ПОВЕСТКА ДНЯ :

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) ОАО “Нижегородсвязьинформ”, распределение прибыли и убытков Общества по результатам отчетного (2001) финансового года.
2. О выплате дивидендов за 2001 год, размере, сроках и форме их выплаты по акциям каждой категории.
3. Избрание членов Совета директоров Общества;
4. Избрание Ревизионной комиссии Общества;
5. Утверждение Устава Общества в новой редакции;
6. Утверждение Положения о порядке проведения общего собрания акционеров Общества в новой редакции;
7. Утверждение Положения о Совете директоров Общества в новой редакции;
8. Утверждение Положения о Правлении Общества в новой редакции;
9. Утверждение аудитора Общества на 2002 год.
10. Об участии Общества в Ассоциации операторов федеральной сети делового обслуживания «ИСКРА».

Начало регистрации в 8 - 00 28 июня 2002 г.

С информацией, подлежащей представлению при подготовке к проведению годового общего собрания акционеров Вы можете ознакомиться по адресу: г. Н. Новгород, пл. М. Горького, Дом связи , 1 этаж, начиная с 28 мая 2002 г. в течение рабочего дня в ООО “Первый независимый регистратор”, а также на сайте Общества в Интернет по адресу www.sviazinform.nnov.ru

Совет директоров

Public Joint-Stock Company "Svyazinform"
of Nizhniy Novgorod Region

603000 Russia, Nizhniy Novgorod,
Gorky sq., Post House,

NOTICE

Dear shareholder,

The Board of Directors of Nizhegorodsvyazinform would like to advise you about the Annual Stockholders' Meeting which will be hold on June 28, 2002 at 10:00 in the Big Hall of the Post House of Nizhniy Novgorod.

The list of stockholders entitled to participate at the Annual General Stockholders' Meeting is made up as of May 9, 2002.

AGENDA

1. Approval of the Annual Report, Annual Accounting documents, including Account of Profits and Losses of Nizhegorodsvyazinform, Allocation of the Profits and Losses in the Year of Record (2001).
2. Entitlement payment of 2001, dividend rates, terms, order and form of payment according to different types of shares.
3. Election of the Board of Directors Members.
4. Election of the Company's Audit Commission Members;
5. Approval of the Charter of the Company in a new wording;
6. Approval of Regulations about the order of the General meeting of shareholders of the Company in a new wording;
7. Approval of Regulations about the Board of Directors of the Company in a new wording;
8. Approval of Regulations about Board of the Company in a new wording;
9. Approval of the Auditor of the Company for 2002.
10. Participation of the Company in the Association of Federal Business Service Network operators "ISKRA".

Registration begins at 8:00 on June 28, 2002.

You can obtain all the necessary information relevant to the preparation for the Annual General Stockholders' Meeting starting from May 28, 2002 during working hours at The First Independent Registrar Ltd., situated in Nizhniy Novgorod, Gorky square, Post House, Ground Floor, or on the web-site of the Company (www.sviazinform.nnov.ru).

Board of Directors

ПАМЯТКА АКЦИОНЕРУ

Уважаемый акционер!

Согласно п.6 ст. 49 Закона РФ "Об акционерных обществах" повестка дня после объявления о созыве собрания изменениям не подлежит. На собрании могут решаться только вопросы объявленной повестки дня.

Право на участие в собрании имеют акционеры, зарегистрированные в реестре акционеров ОАО "Связьинформ" Нижегородской области на 9 мая 2002 г.

Если акции будут переданы другому владельцу после указанной даты, лицо, передавшее акции, обязано выдать приобретателю доверенность на голосование или голосовать на собрании в соответствии с его указаниями.

Голосование по вопросам повестки дня будет проходить с помощью направляемых Вам бюллетеней.

В бюллетенях № ***1,2,4,5,6,7,8,9,10*** *Вы должны оставить только один из возможных вариантов голосования ("за", "против", "воздержался") и зачеркнуть остальные. Как правильно заполнить бюллетень №* ***3*** *по выборам Совета директоров см. в бюллетени.*

Если у Вас нет возможности лично участвовать в собрании, Вы можете:

1. или выразить свое мнение по всем вопросам повестки дня, заполнив бюллетени в порядке указанном выше, и обязательно подписав их, направить или представить по адресу:

603000, г. Н. Новгород, пл. М. Горького, Дом связи,

ОАО "Нижегородсвязьинформ", счетная комиссия

Если бюллетени будут получены Обществом в срок не позднее двух дней до Собрания, Ваши голоса будут учтены при определении кворума и подведении итогов голосования по всем вопросам повестки дня;

2. или выдать доверенность на участие в собрании своему представителю. Доверенность на Вашего представителя должна быть удостоверена нотариально, или по месту работы, или по месту жительства.

При регистрации доверенность должна быть предъявлена счетной комиссии.

Регистрация участников Собрания будет проводиться с 8^{00} 28 июня 2002 г.

по адресу : г. Н. Новгород, пл. М. Горького, Дом связи, Актовый зал

ВНИМАНИЮ АКЦИОНЕРОВ!

Не будут учитываться в подсчете при подведении итогов голосования на Общем собрании акционеров:

- *бюллетени, полученные Обществом позднее, чем за два дня до даты проведения Общего годового собрания акционеров;*
- *бюллетени, не подписанные акционером;*
- *бюллетени, в которых оставлено более одного варианта голосования;*
- *бюллетени, если в них внесены какие-либо исправления.*

По всем вопросам, связанным с проведением Собрания, обращайтесь по адресу: г. Н. Новгород, пл. М. Горького, Дом связи, ООО "Первый независимый регистратор".

Там же Вы сможете ознакомиться с информацией по вопросам повестки дня. Ваши предложения будут приниматься до 14 июня 2002 г. При этом следует иметь ввиду, что Вы можете выступить по каждому вопросу повестки дня 1 раз не более 3-х минут.

Совет директоров

SHAREHOLDER'S MEMO

Dear shareholder,

*According to item **6** of article 49 of the Law of the Russian Federation "About Joint-Stock Companies" the Agenda is not subject to any changes after the announcement of convocation of the Meeting. The Meeting is entitled to pass resolutions on issues of the declared agenda only.*

The shareholders registered in the Register of Shareholders of PJSC " Svyazinform " of the Nizhniy Novgorod Region by May 9, 2002 have the right to participation in meeting

If shares are transferred to another owner after the specified date, the person who transferred the share is obliged to give the power of attorney for voting to the purchaser or to vote at the meeting according to his instructions.

Voting upon issues of the Agenda will be carried out with the help of ballots sent to you.

*In ballots # **1, 2, 4, 5, 6, 7, 8, 9, 10** you should leave only one of the available variants of voting ("for", "against", "abstention") and cross out the others. See in the ballots how to fill in the ballot # **3** for election of the Board of Directors correctly*

If you cannot participate in meeting personally, you may:

1. express your opinion on all issues of the Agenda, having filled in the ballots in the order mentioned above, <u>after having signed them</u> and direct or submit them to the address:

603000. N. Novgorod, M. Gorkiy sq., Post House,

PJSC "Nizhegorodsvyazinform", Returning Board

If the Company receives your ballots at least two days before the Meeting, your votes will be counted for the quorum determination and in voting results on all agenda items;

2. or give a letter of attorney to your proxy for participation in the meeting. The letter of attorney of your proxy must be confirmed by a notary, according to his place of work or to his domicile.

During the registration, the letter of attorney is to be presented to the tellers.

The registration of participants of the meeting starts at 8:00 on June 28, 2002

At the following address: N. Novgorod, M. Gorkiy sq., Post House, Big Hall

ATTENTION!

The following ballots will not be taken into account for the quorum determination and in voting results:

- *The ballots received by the Company later than two days before the date of the General Annual Shareholder Meeting;*
- *The ballots not signed by the shareholder;*
- *The ballots with more than one voting option;*
- *The ballots containing corrections.*

If you have any questions concerning the Meeting, don't hesitate to contact us at the following address:

N. Novgorod, M. Gorkiy sq., Post House, "The First Independent Registrar" Ltd.

You can get there all the information concerning the Agenda. Your suggestions are invited till June 14, 2002. You can speak on each Agenda item once not exceeding 3 minutes.

Board of Directors

Проект

УТВЕРЖДЕНО
общим собранием акционеров
ОАО «Нижегородсвязьинформ»
"___"__________ 2002 года
Протокол №___ от "__"________ 2002 г.

Председатель общего
собрания акционеров
__________________________ В.Ф.Люлин

ПОЛОЖЕНИЕ О ПРАВЛЕНИИ

Открытое акционерное общество «Связьинформ» Нижегородской области
(ОАО «Нижегородсвязьинформ»)

г. Нижний Новгород
2002г.

1. ОБЩИЕ ПОЛОЖЕНИЯ

1.1. Настоящее положение о Правлении (далее — Положение) в соответствии с Гражданским кодексом Российской Федерации, Федеральным законом "Об акционерных обществах" и Уставом Общества определяет сроки и порядок созыва и проведения заседаний Правления, а также порядок принятия решений.

1.2. Правление является коллегиальным исполнительным органом Общества, осуществляющим руководство текущей деятельностью Общества.

2. ЦЕЛЬ И ПРИНЦИПЫ ДЕЯТЕЛЬНОСТИ ПРАВЛЕНИЯ

2.1. Целью деятельности Правления является обеспечение эффективной работы Общества.

2.2. Для реализации цели деятельности Правление обязано руководствоваться следующими принципами:

- оперативное принятие максимально объективных решений в интересах Общества и его акционеров;
- добросовестное, своевременное и эффективное исполнение решений общего собрания акционеров и Совета директоров Общества.

2.3. Компетенция Правления определяется Уставом Общества.

3. ПРЕДСЕДАТЕЛЬ ПРАВЛЕНИЯ

3.1. Функции Председателя Правления Общества осуществляет лицо, являющееся единоличным исполнительным органом Общества.

3.2. Председатель Правления организует проведение заседаний Правления, председательствует на них, подписывает все документы от имени Общества и протоколы заседаний Правления, действует без доверенности от имени Общества в соответствии с решениями Правления, принятыми в пределах его компетенции.

3.3. В случае отсутствия Председателя Правления при необходимости безотлагательного принятия решения по каким-либо вопросам организует

заседание Правления, председательствует на нем и подписывает протокол заседания лицо, исполняющее обязанности Генерального директора.

4. СЕКРЕТАРЬ ПРАВЛЕНИЯ

4.1. Секретарь Правления назначается членами Правления на первом заседании большинством голосов членов Правления, принимающих в нем участие.

4.2. Правление вправе в любое время освободить от исполнения обязанностей Секретаря Правления и назначить нового Секретаря Правления.

4.3. В случае отсутствия Секретаря Правления исполнение его обязанностей возлагается на иное лицо большинством голосов членов Правления, принимающих участие в заседании.

4.4. Секретарь Правления имеет право:

4.4.1. требовать от должностных лиц Общества информацию и документы, необходимые для подготовки материалов по вопросам повестки дня заседаний Правления;

4.4.2. получать за исполнение своих обязанностей вознаграждение и компенсацию расходов, связанных с исполнением функций Секретаря Правления, в размере и порядке, определенных решением Правления.

4.5. Секретарь Правления обязан:

4.5.1. вести и составлять протоколы заседаний Правления;

4.5.2. вести учет и хранить входящую документацию и копии исходящей документации Правления;

4.5.3. сообщать членам Правления о проведении заседаний Правления в порядке и сроки, установленные настоящим Положением;

4.5.4. предоставлять членам Правления материалы, необходимые для рассмотрения вопросов повестки дня заседаний Правления, в порядке и сроки, установленные настоящим Положением;

4.5.5. выполнять иные функции, предусмотренные настоящим Положением.

5. ЗАСЕДАНИЕ ПРАВЛЕНИЯ

5.1. Заседания Правления могут проводиться только в форме совместного присутствия.

5.2. Заседания Правления должны проводиться регулярно в соответствии с утвержденным на заседании Правления планом работы. В

случае необходимости Правление рассматривает вопросы, не включенные в план работы.

5.3. Заседание Правления созывается Председателем Правления по его собственной инициативе или по требованию одного из членов Правления Общества.

5.4. О созыве заседания Правления, месте и времени его проведения, а также о повестке дня члены Правления уведомляются в произвольной форме Секретарем Правления не менее чем за 3 дня до даты заседания.

В случае необходимости экстренного решения каких-либо вопросов указанный срок может быть сокращен.

Одновременно с уведомлением членам Правления должны быть предоставлены все необходимые материалы по вопросам повестки дня.

5.5.Кворум для проведения заседаний Правления Общества составляет не менее половины числа назначенных членов Правления.

В случае, если количество членов Правления становится менее количества, составляющего указанный кворум, Совет директоров Общества обязан принять решение об определении количественного состава и назначении членов Правления Общества.

5.6. При принятии решений Правлением члены Правления, присутствующие на заседании, выражают свое мнение по вопросам повестки дня путем голосования.

5.7. Решения на заседании Правления принимаются большинством голосов членов Правления Общества, присутствующих на заседании.

5.8. При решении вопросов на заседании Правления каждый член Правления обладает одним голосом.

Передача права голоса членом Правления иному лицу, в том числе другому члену Правления, не допускается.

В случае равенства голосов членов Правления Общества при принятии решений Председатель Правления обладает решающим голосом.

5.9. На заседании Правления Секретарем Правления ведется протокол.

Протокол заседания Правления составляется не позднее 3 дней после его проведения.

В протоколе заседания указываются:

- место и время его проведения;
- лица, присутствующие на заседании;
- повестка дня заседания;
- вопросы, поставленные на голосование, и итоги голосования по ним;

• принятые решения.

Протокол заседания Правления подписывается председательствующим на заседании и Секретарем Правления.

Общество обязано хранить протоколы заседаний Правления по месту нахождения его исполнительного органа в порядке и в течение сроков, установленных федеральным органом исполнительной власти по рынку ценных бумаг. Если такие сроки не установлены, то Общество обязано постоянно хранить протоколы заседаний Правления.

Общество обязано обеспечить членам Совета директоров, ревизионной комиссии, аудитору Общества, а также акционерам, имеющим в совокупности не менее 25 процентов голосующих акций Общества, доступ к протоколам заседаний Правления.

6. ВОЗНАГРАЖДЕНИЕ ЧЛЕНАМ ПРАВЛЕНИЯ И КОМПЕНСАЦИЯ РАСХОДОВ, СВЯЗАННЫХ С ИСПОЛНЕНИЕМ ИМИ СВОИХ ОБЯЗАННОСТЕЙ

6.1. Членам Правления Общества в период исполнения ими своих обязанностей выплачивается вознаграждение и компенсируются расходы, связанные с исполнением ими функций членов Правления.

6.2. Ежемесячное вознаграждение устанавливается:

- Председателю Правления в размере 40% от оклада Генерального директора Общества;
- Членам Правления в размере 30% от оклада Генерального директора Общества;

Выплата вознаграждения производится ежемесячно.

6.3. По решению Совета директоров по итогам года членам Правления выплачивается вознаграждение.

7. ПОРЯДОК УТВЕРЖДЕНИЯ ПОЛОЖЕНИЯ И ВНЕСЕНИЯ В НЕГО ИЗМЕНЕНИЙ

7.1. Настоящее Положение утверждается общим собранием акционеров большинством голосов акционеров – владельцев голосующих акций Общества.

7.2. Настоящее Положение может быть дополнено и изменено общим собранием акционеров большинством голосов акционеров – владельцев голосующих акций Общества.

7.3. Если в результате изменения законодательства Российской Федерации или Устава Общества отдельные статьи настоящего Положения вступают с ним в противоречие, Положение применяется в части, не противоречащей действующему законодательству и Уставу Общества.

Draft

Approved
by the general meeting of shareholders
OAO "Nizhegorodsvyaz'inform"
"____" ____________ 2002.

The minutes No. ___ of "__" _________ 2002.

The chairman of the general meting of shareholders
______________________ V.F.Lyulin

RULES ON THE BOARD

The open joint-stock company "Svyaz'inform" of the Nizhniy Novgorod region
(OAO "Nizhegorodsvyaz'inform")

Nizhniy Novgorod
2002

1. GENERAL

1.1. The present rule about Board (further — the Rules) pursuant to the Civil Code of Russian Federation, Federal act "About joint-stock companies" and Charter of Company determines terms and order of convocation and realization of board meetings, and also method of adoption of the solutions.

1.2. The board is the collective body of Company executing management of current activity of Company.

2. PURPOSE AND PRINCIPLES OF BOARDS

2.1. The purpose of activity of Board is the maintenance of an effective work of Company.

2.2. For implementation of the purpose of activity the Board is obliged to be guided by following principles:

- Operating acceptance of the maximum objective solutions in concerns of Company and its shareholders;
- Diligent, well-timed and effective fulfilment of the solutions of general meeting of the shareholders and Board of directors of Company.

2.3. The competence of Board is determined by the Charter of Company.

3. CHAIRMAN of BOARD

3.1. The functions of the Chairman of Board of Company are executed by a person being the privately-owned actuator of Company.

3.2. The chairman of Board organizes realization of board meetings, presides over them, signs all documents on behalf of Company and minutes of board meetings, acts without the power of attorney on behalf of Company pursuant to the solutions of Board adopted within the limits of its competence.

3.3. In case of absence of the Chairman of Board if necessary of urgent decision marking on any problems organizes board meeting, presides on a nem and signs the minutes of meeting a person which is acting in the capacity of the General director.

4. SECRETARY of BOARD

4.1. The secretary of Board is assigned by the members of the board on the maiden meeting by a majority of members of the board receiving in a nem participation.

4.2. The board has the right at any time to free from officiating the Secretary of Board and to assign the new Secretary of Board.

4.3. In case of absence of the Secretary of Board the fulfilment of its responsibilities is assigned to diverse person by a majority of members of the board sharing in meeting.

4.4. The secretary of Board has the right:

4.4.1. To demand of the officials of Company the information and documents indispensable for opening-up of materials on the agenda of board meetings;

4.4.2. To receive for fulfilment of the responsibilities reward and compensation of the consumptions, bound with fulfilment of functions of the Secretary of Board, at a rate of and order, definite solution of Board.

4.5. The secretary of Board is obliged:

4.5.1. Messages and to make the minutes of board meetings;

4.5.2. To keep account and to store the entering documentation and copies of the outgoing (return) documentation of Board;

4.5.3. To inform to the members of the board realization of board meetings in the order and terms established by the present Rules;

4.5.4. To grant the members of the board materials indispensable for consideration of problems of the agenda of board meetings, in the order and terms established by the present Rules;

4.5.5. To execute diverse functions, foreseen present Rules.

5. BOARD MEETING

5.1. The board meetings can be conducted only in the form of joint presence.

5.2. The board meetings should be conducted regularly pursuant to the schedule, approved on board meeting, of activity. If necessary Board esteems problems, not live in the schedule of activity.

5.3. The board meeting is convoked by the Chairman of Board under its own initiative or on demand of one of the members of the board of Company.

5.4. About convocation of board meeting, place and time of its realization, and also about the agenda the members of the board are informed in the arbitrary form by the Secretary of Board not less than 3 days prior to date of meeting.

If necessary of emergency solution of any problems the indicated term can be abbreviated.

Simultaneously with the notice the members of the board should be given all indispensable materials on the agenda.

5.5. The quorum for realization of board meetings of Company makes not less than halves of number of the assigned members of the board.

In case quantity of the members of the board becomes less quantity amounting indicated quorum, the Board of directors of Company is obliged to make a decision about definition of a quantitative structure and assigning of the members of the board of Company.

5.6. At decision making by Board the members of the board present on meeting, express the judgement on the agenda by voting.

5.7. The solutions on board meeting are received by a majority of members of the board of Company present on meeting.

5.8. At the solution of problems on board meeting each member of the board has one voice.

The subrogation of a voice by the member of the board to diverse person, including other member of the board, is not enabled.

In case of equalling of voices of the members of the board of Company at decision making the Chairman of Board has deciding vote.

5.9. On board meeting by the Secretary of Board is taken minutes.

The board meeting record is made not later than 3 days after its realization.

In the minutes of meeting it are indicated:

- Place and time of its realization;
- Persons present on meeting;
- Agenda of meeting;
- Problems which have been put to vote, and totals of voting on them;
- Adopted solutions.

The board meeting record is signed by the chairman on meeting and Secretary of Board.

The company is obliged to store the minutes of board meetings on a location of his(its) actuator in the order and during terms established by a federal executive body on a securities market. If such terms are not established, the Company is obliged permanently to store the minutes of board meetings.

The company is obliged to supply to the members of the directors, revision committee, auditor of Company, and also shareholders having in aggregate not less of 25 percents of the voting shares Companies, access to the minutes of board meetings.

6. REWARD to the MEMBERS of the BOARD And INDEMNIFICATION(COMPENSATION) of the CONSUMPTIONS, BOUND With FULFILMENT BY THEM of THE RESPONSIBILITIES

6.1. To the members of the board of Company in the time of fulfilment they of the responsibilities pay reward and the consumptions, bound with fulfilment by them of functions of the members of the board are indemnified.

6.2. The monthly reward is established(set):

- - to the chairman of Board at a rate of 50 % from the salary of the General director of Company;
- - to the members of the board at a rate of 30 % from the salary of the General director of Company;

The payment of reward is made monthly.

6.3. Under the solution of Board of directors on the totals of year the reward is paid to the members of the board.

7. ORDER of the APPROVAL of RULES AND CHANGES

7.1. The present Rules approved by general meeting of the shareholders by a majority of shareholders - holdersof the voting shares of Company.

7.2. The present Rulescan be supplemented and is changed by general meeting of the shareholders by a majority of shareholders - holders of the voting shares of Company.

7.3. If as a result of change of the legislation of Russian Federation or Charter of Company the separate articles of the present Rules enter with i an inconsistency, the Rules is applied in a part which is not contradicting to the current legislation and the Charter of Company.

Проект

Утверждено
общим собранием акционеров
ОАО «Нижегородсвязьинформ»
«____»________________ 2002 г.

Протокол № ___ от «__»______2002 г.

Председатель общего
собрания акционеров
________________________ В.Ф. Люлин

ПОЛОЖЕНИЕ
О порядке проведения общего собрания акционеров
открытого акционерного общества «Связьинформ»
Нижегородской области
(ОАО «Нижегородсвязьинформ»)

г. Нижний Новгород
2002 г.

1. ОБЩИЕ ПОЛОЖЕНИЯ.

1.1. Настоящее Положение об общем собрании акционеров (далее – Положение) в соответствии с Гражданским кодексом Российской Федерации, Федеральным законом «Об акционерных Обществах» и Уставом Общества определяет порядок ведения общего собрания акционеров и иные вопросы, связанные с подготовкой и проведением годового и внеочередного общих собраний акционеров.

1.2. Общее собрание акционеров является высшим органом управления Общества.

1.3. Общество обязано ежегодно проводить годовое Общее собрание акционеров.

На годовом общем собрании акционеров должны решаться вопросы:

избрание Совета директоров Общества,

избрание Ревизионной комиссии Общества,

утверждение аудитора Общества,

утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года,

а также могут решаться иные вопросы, отнесенные к компетенции общего собрания акционеров Федеральным законом «Об акционерных обществах», Уставом Общества.

1.4. Проводимые помимо годового общие собрания акционеров являются внеочередными.

Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования, в порядке, предусмотренном настоящим Положением.

1.5. Общее собрание акционеров может быть проведено в форме

собрания - совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование,

в форме заочного голосования (опросным путем).

Общее собрание акционеров, повестка дня которого включает вопросы об избрании Совета директоров Общества, избрании Ревизионной комиссии Общества, утверждении аудитора Общества, а также об утверждении годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о

прибылях и убытках (счетов прибылей и убытков) Общества, а также вопросы о распределении прибыли, в том числе выплаты (объявлении) дивидендов, и убытков Общества по результатам финансового года не может проводиться в форме заочного голосования.

2. СРОКИ ПРОВЕДЕНИЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ.

2.1. Годовое общее собрание акционеров проводится не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года.

2.2. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

2.3. В случае, когда Советом директоров Общества принято решение о назначении временного Генерального директора Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса о досрочном прекращении полномочий Генерального директора Общества и о назначении Генерального директора Общества, должно быть проведено в течение 40 дней с момента принятия решения о его проведении Советом директоров Общества.

2.4. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

2.5. В случаях, когда количество членов Совета директоров Общества становится менее кворума для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

2.6. За исключением случаев, указанных в пунктах 2.3, 2.5 настоящего Положения, внеочередное общее собрание акционеров, созываемое по

решению Совета директоров Общества на основании его собственной инициативы, для решения любых вопросов компетенции общего собрания акционеров, в том числе вопросов

- о досрочном прекращении полномочий Генерального директора Общества и о назначении Генерального директора Общества (в случае, когда решений о приостановлении полномочий Генерального директора Общества и о назначении временного Генерального директора Общества не принималось);

- о назначении Генерального директора Общества (в случае, когда срок полномочий Генерального директора Общества истек либо полномочия Генерального директора Общества были прекращены досрочно, а новый Генеральный директор Общества не был назначен по какой-либо причине);

- о досрочном прекращении полномочий Совета директоров Общества и об избрании Совета директоров Общества (в случае, когда количество членов Совета директоров Общества составляет не менее кворума для проведения заседаний Совета директоров Общества);

- об избрании Совета директоров Общества (в случае, когда Совет директоров не был избран по какой-либо причине)

проводится в срок, определяемый Советом директоров Общества, с учетом требований действующего законодательства и Устава Общества.

3. ПОДГОТОВКА К ПРОВЕДЕНИЮ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

3.1. При подготовке к проведению общего собрания акционеров Совет директоров Общества определяет:

форму проведения общего собрания акционеров;

дату, место, время проведения общего собрания акционеров и почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования дату окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

дату составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестку дня общего собрания акционеров;

порядок сообщения акционерам о проведении общего собрания акционеров;

перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;

форму и текст бюллетеня для голосования.

4. СООБЩЕНИЕ О ПРОВЕДЕНИИ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ.

4.1. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 20 дней, а сообщение о проведении общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества – не позднее чем за 30 дней до даты его проведения.

В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

Сообщение о проведении общего собрания акционеров должно быть сделано в форме, предусмотренной действующим законодательством Российской Федерации и Уставом Общества, в порядке, определенном Советом директоров Общества.

4.2. В сообщении о проведении общего собрания акционеров должны быть указаны:

полное фирменное наименование Общества и место нахождения Общества;

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, место, время проведения общего собрания акционеров и почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

время начала регистрации лиц (их представителей), принимающих участие в общем собрании акционеров;

дата составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестка дня общего собрания акционеров;

порядок подтверждения своих полномочий представителями лиц, имеющих право на участие в общем собрании акционеров;

порядок ознакомления с информацией (материалами), подлежащей предоставлению при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.

4.3. Сообщение акционерам о проведении общего собрания акционеров, повестка дня которого включает вопросы, голосование по которым может повлечь возникновение права требовать выкупа Обществом акций, помимо информации, указанной в пункте 4.2 настоящего Положения, должно содержать информацию

о наличии у акционеров – владельцев голосующих акций Общества права требовать выкупа Обществом принадлежащих им акций, если они голосовали против принятия решения либо не принимали участия в голосовании по этим вопросам;

о цене и порядке осуществления выкупа акций.

4.4. Сообщение акционерам о проведении внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, помимо информации, указанной в пункте 4.2 настоящего Положения, должно содержать информацию о порядке и сроках выдвижения акционерами (акционером), являющимися в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, кандидатов в Совет директоров Общества.

4.5. Помимо информации, указанной в пунктах 4.2 – 4.4 настоящего Положения, сообщение о проведении общего собрания акционеров может содержать иную информацию о порядке участия акционеров в общем собрании акционеров.

5. КВОРУМ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ. ПОВТОРНОЕ ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ.

5.1. Общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества.

Принявшими участие в общем собрании акционеров считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее двух дней до даты проведения общего собрания акционеров. Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания приема бюллетеней.

5.2. При отсутствии кворума для проведения годового общего собрания акционеров должно быть проведено повторное общее собрание акционеров с той же повесткой дня. При отсутствии кворума для проведения внеочередного общего собрания акционеров может быть проведено повторное общее собрание акционеров с той же повесткой дня.

Повторное общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности не менее чем 30 процентами голосов размещенных голосующих акций Общества.

Сообщение о проведении повторного общего собрания акционеров и направление (вручение) бюллетеней для голосования осуществляется не позднее чем за 20 дней до даты проведения повторного общего собрания акционеров.

Сообщение о проведении повторного общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества осуществляется не позднее чем за 30 дней до даты проведения повторного общего собрания акционеров.

При проведении повторного общего собрания акционеров менее чем через 40 дней после несостоявшегося общего собрания акционеров лица, имеющие право на участие в общем собрании акционеров, определяются в соответствии со списком лиц, имевших право на участие в несостоявшемся общем собрании акционеров.

6. СОСТАВЫ ГОЛОСУЮЩИХ НА ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ.

6.1. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

6.2. К вопросам компетенции общего собрания акционеров, для осуществления голосования по которым состав голосующих определяется отдельно, относятся:

1) избрание членов ревизионной комиссии и досрочное прекращение их полномочий;

2) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность;

3) освобождение лица, которое самостоятельно или совместно со своими аффилированными лицами приобрело 30 и более процентов размещенных обыкновенных акций Общества, от обязанности приобретения акций у иных акционеров Общества;

4) реорганизация Общества;

5) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов;

6) внесение изменений и дополнений в Устав Общества, ограничивающих права акционеров - владельцев привилегированных акций определенного типа, включая случаи определения или увеличения размера дивиденда и (или) определения или увеличения ликвидационной стоимости, выплачиваемых по привилегированным акциям предыдущей очереди, а также предоставления акционерам - владельцам привилегированных акций иного типа преимуществ в очередности выплаты дивиденда и (или) ликвидационной стоимости акций.

6.3. Правом голоса на общем собрании акционеров по вопросу, указанному в подпункте 1 пункта 6.2 настоящего Положения, обладают акционеры - владельцы акций Общества, голосующих по всем вопросам компетенции общего собрания акционеров, за исключением членов Совета директоров Общества или лиц, занимающих должности в органах управления Общества.

6.4. Правом голоса на общем собрании акционеров по вопросу, указанному в подпункте 2 пункта 6.2 настоящего Положения, обладают акционеры - владельцы акций Общества, голосующих по всем вопросам компетенции общего собрания, не заинтересованные в совершении сделки.

6.5. Правом голоса на общем собрании акционеров по вопросу, указанному в подпункте 3 пункта 6.2 настоящего Положения, обладают акционеры - владельцы акций Общества, голосующих по всем вопросам компетенции общего собрания акционеров, за исключением лица, которое самостоятельно приобрело 30 и более процентов размещенных обыкновенных акций Общества, и его аффилированных лиц.

6.6. Правом голоса на общем собрании акционеров по вопросам, указанным в подпунктах 4, 5 пункта 6.2 настоящего Положения, обладают акционеры - владельцы обыкновенных акций Общества и акционеры – владельцы привилегированных акций Общества каждого типа.

6.7. Правом голоса на общем собрании акционеров по вопросу, указанному в подпункте 6 пункта 6.2 настоящего Положения, обладают акционеры – владельцы акций Общества, голосующих по всем вопросам компетенции общего собрания акционеров, и акционеры – владельцы привилегированных акций Общества каждого типа, права по которым ограничиваются.

6.8. Принятие решения по вопросу, указанному в подпункте 1 пункта 6.2 настоящего Положения, правомочно (имеет кворум), если в общем собрании акционеров приняли участие акционеры, указанные в пункте 6.3 настоящего Положения, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества, принадлежащих акционерам, указанным в пункте 6.3 настоящего Положения.

Принятие решения по вопросу, указанному в подпункте 2 пункта 6.2 настоящего Положения, правомочно (имеет кворум), если в общем собрании акционеров приняли участие акционеры, указанные в пункте 6.4 настоящего Положения, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества, принадлежащих акционерам, указанным в пункте 6.4 настоящего Положения.

Принятие решения по вопросу, указанному в подпункте 3 пункта 6.2 настоящего Положения, правомочно (имеет кворум), если в общем собрании

акционеров приняли участие акционеры, указанные в пункте 6.5 настоящего Положения, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества, принадлежащих акционерам, указанным в пункте 6.5 настоящего Положения.

Принятие решений по вопросам, указанным в подпунктах 4, 5 пункта 6.2 настоящего Положения, правомочно (имеет кворум), если в общем собрании акционеров приняли участие акционеры, указанные в пункте 6.6 настоящего Положения, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества, принадлежащих акционерам, указанным в пункте 6.6 настоящего Положения.

Принятие решения по вопросу, указанному в подпункте 6 пункта 6.2 настоящего Положения, правомочно (имеет кворум), если в общем собрании акционеров приняли участие

акционеры – владельцы акций Общества, голосующих по всем вопросам компетенции общего собрания акционеров, обладающие в совокупности более чем половиной голосов размещенных акций Общества, голосующих по всем вопросам компетенции общего собрания акционеров,

акционеры – владельцы привилегированных акций Общества каждого типа, права по которым ограничиваются, обладающие в совокупности более чем половиной голосов размещенных привилегированных акций Общества каждого типа, права по которым ограничиваются.

7. ОРГАНЫ, ОБРАЗУЕМЫЕ ДЛЯ ПРОВЕДЕНИЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ.

7.1. На общем собрании акционеров председательствует Генеральный директор Общества, если иного решения не принято Советом директоров Общества. Председатель общего собрания акционеров обеспечивает соблюдение порядка ведения общего собрания акционеров в соответствии с настоящим Положением.

7.2. Для ведения протокола общего собрания акционеров Председателем общего собрания акционеров назначается Секретарь (Секретариат) общего собрания акционеров.

7.3. Для участия в ведении общего собрания акционеров по решению Председателя собрания может быть образован Президиум общего собрания акционеров.

7.4. Функции Счетной комиссии Общества выполняет Регистратор Общества.

При этом Регистратор Общества проверяет полномочия и регистрирует лиц, участвующих в общем собрании акционеров, определяет кворум общего собрания акционеров, разъясняет вопросы, возникающие в связи с реализацией акционерами (их представителями) права голоса на общем собрании, разъясняет порядок голосования по вопросам, выносимым на

голосование, обеспечивает установленный порядок голосования и права акционеров на участие в голосовании, подсчитывает голоса и подводит итоги голосования, составляет протокол об итогах голосования, передает в архив бюллетени для голосования.

8. ПОРЯДОК ВЕДЕНИЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ И ГОЛОСОВАНИЯ ПО ВОПРОСАМ ПОВЕСТКИ ДНЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ, ПРОВОДИМОГО В ФОРМЕ СОВМЕСТНОГО ПРИСУТСТВИЯ АКЦИОНЕРОВ ДЛЯ ОБСУЖДЕНИЯ ВОПРОСОВ ПОВЕСТКИ ДНЯ И ПРИНЯТИЯ РЕШЕНИЙ ПО ВОПРОСАМ, ПОСТАВЛЕННЫМ НА ГОЛОСОВАНИЕ.

8.1. Регистрации для участия в общем собрании подлежат лица (их представители), включенные в список лиц, имеющих право на участие в общем собрании, за исключением лиц (их представителей), бюллетени которых получены не позднее двух дней до даты проведения собрания.

Лица (их представители), имеющие право на участие в общем собрании акционеров, бюллетени которых получены не позднее двух дней до даты проведения общего собрания акционеров, вправе присутствовать на общем собрании. Указанные лица не подлежат регистрации и им не выдаются бюллетени для голосования.

8.2. Время начала регистрации лиц (их представителей), подлежащих регистрации в соответствии с пунктом 8.1 настоящего Положения, определяется Советом директоров Общества при утверждении текста сообщения акционерам о проведении общего собрания акционеров. При определении времени начала регистрации должно быть учтено количество лиц, имеющих право на участие в общем собрании акционеров, включенных в соответствующий список. Регистрация осуществляется Регистратором Общества по адресу места проведения общего собрания акционеров или по иному адресу, указанному в сообщении акционерам о проведении общего собрания акционеров.

8.3. Общее собрание акционеров объявляется открытым (подлежит проведению), если на момент начала времени его проведения имеется кворум хотя бы по одному из вопросов повестки дня общего собрания акционеров. После открытия общего собрания акционеров лица (их представители), имеющие право на участие в собрании, не зарегистрировавшиеся для участия в общем собрании акционеров на момент начала времени его проведения, могут регистрироваться в любое время до момента истечения времени голосования по вопросам повестки дня, определяемого в соответствии с пунктом 8.11 настоящего Положения.

8.4. В случае, если на момент начала времени проведения общего собрания акционеров оно не имеет кворума ни по одному из вопросов,

включенных в повестку дня, Регистратор уведомляет об этом Председателя общего собрания акционеров. Председатель собрания принимает решение о сроке переноса начала проведения общего собрания акционеров. При этом начало проведения общего собрания акционеров не может быть перенесено более чем на 2 часа.

При переносе начала проведения общего собрания акционеров в протоколе общего собрания акционеров отражается фактическое начало времени проведения общего собрания акционеров.

8.5. Рассмотрение вопросов на общем собрании акционеров осуществляется согласно очередности, определенной утвержденной повесткой дня.

Очередность рассмотрения вопросов может быть изменена по решению Председателя собрания.

8.6. Обсуждение вопросов повестки дня общего собрания акционеров заключается в представлении лицам, участвующим в собрании, информации по вопросам повестки дня и в получении ими (при наличии необходимости) разъяснений по вопросам повестки дня и по представленной информации.

Обсуждение вопросов повестки дня собрания происходит в порядке, определенном пунктами 8.7 – 8.9 настоящего Положения.

8.7. Лицам, участвующим в собрании, информация по обсуждаемому вопросу повестки дня представляется в форме докладов (сообщений)

докладчиками, назначенными и объявленными Председателем собрания;

лицами (их представителями), принимающими участие в собрании, заявившими о намерении представить дополнительную информацию по вопросам повестки дня. Такие заявления должны быть направлены в письменном виде Председателю общего собрания акционеров до начала рассмотрения соответствующего вопроса повестки дня собрания. В заявлении указываются имя (наименование) лица, формулировка вопроса повестки дня, по которому представляется информация, время, необходимое для выступления, количество голосов, которыми лицо голосует по обсуждаемому вопросу повестки дня собрания.

Время выступлений определяется Председателем собрания.

8.8. Каждое лицо (его представитель), принимающее участие в собрании, вправе обратиться за разъяснениями по любому вопросу повестки дня собрания и представленной по нему информации к Председателю собрания или к лицу (лицам), представившему информацию. Такое обращение должно быть направлено в письменном виде Председателю общего собрания акционеров до начала рассмотрения следующего вопроса повестки дня собрания с указанием имени (наименования) лица,

принимающего участие в собрании, количества голосов, которыми лицо голосует по обсуждаемому вопросу повестки дня собрания.

8.9. Необходимость перерывов в ходе проведения общего собрания акционеров и их продолжительность определяется Председателем собрания.

Перерыв в ходе проведения общего собрания акционеров не может быть объявлен во время обсуждения вопроса повестки дня.

8.10. Лицам (их представителям), зарегистрировавшимся для участия в общем собрании акционеров, предоставляется возможность проголосовать по вопросам повестки дня собрания в любое время с момента их регистрации до момента истечения времени голосования, определяемого в соответствии с пунктом 8.11 настоящего Положения.

8.11. После обсуждения последнего вопроса повестки дня общего собрания акционеров Председателем собрания дополнительно отводится не более 30 минут для голосования по вопросам повестки дня собрания.

8.12. Общее собрание акционеров считается проведенным (закрытым):

1) в момент когда, оглашены все решения, принятые собранием в ходе его проведения, и итоги голосования,

либо

2) в момент истечения времени голосования по вопросам повестки дня, определяемого в соответствии с пунктом 8.11 настоящего Положения, в случае когда решения, принятые собранием, а также итоги голосования доводятся до сведения лиц, включенных в список лиц, имеющих право на участие в собрании, заказным письмом или вручаются каждому из указанных лиц под роспись, либо публикуются в доступном для всех акционеров Общества печатном издании, определенном Уставом Общества.

9. БЮЛЛЕТЕНЬ ДЛЯ ГОЛОСОВАНИЯ НА ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ.

9.1. Голосование по вопросам повестки дня общего собрания акционеров осуществляются только бюллетенями для голосования.

Бюллетень для голосования должен быть направлен или вручен под роспись каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, не позднее чем за 20 дней до проведения общего собрания акционеров. Направление бюллетеня для голосования осуществляется заказным письмом.

9.2. В бюллетене для голосования должны быть указаны:

полное фирменное наименование Общества и место нахождения Общества;

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, место, время проведения общего собрания акционеров и почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

формулировки решений по каждому вопросу (имя каждого кандидата), голосование по которому осуществляется данным бюллетенем;

варианты голосования по каждому вопросу повестки дня, выраженные формулировками «за», «против» или «воздержался»;

указание на то, что избрание членов Совета директоров Общества осуществляется кумулятивным голосованием, и разъяснение существа кумулятивного голосования;

упоминание о том, что бюллетень для голосования должен быть подписан акционером.

Помимо вышеизложенного в бюллетене могут быть указаны:

формулировка каждого вопроса, поставленного на голосование, и очередность его рассмотрения;

способ отметки оставляемого варианта голосования;

фамилия, имя, отчество (наименование) лица, имеющего право на участие в общем собрании акционеров;

количество голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании акционеров, по каждому вопросу повестки дня собрания.

иная информация, определенная Советом директоров Общества.

9.3. При голосовании засчитываются голоса по тем вопросам, по которым голосующим в бюллетене оставлен только один из возможных вариантов голосования. Бюллетени для голосования, заполненные с нарушением вышеуказанного требования, признаются недействительными, и голоса по содержащимся в них вопросам не подсчитываются.

В случае, если бюллетень для голосования содержит несколько вопросов, поставленных на голосование, несоблюдение вышеуказанного требования в отношении одного или нескольких вопросов не влечет за собой признания бюллетеня для голосования недействительным в целом.

9.4. В случае, когда определение кворума для принятия решения по вопросам повестки дня общего собрания акционеров осуществляется отдельно, голоса, представленные бюллетенями, полученными от лиц, не входящих в состав голосующих по определенным вопросам повестки дня общего собрания акционеров, не учитываются при определении кворума и подведении итогов голосования по этим вопросам.

При этом, если вышеуказанные лица входят в состав голосующих по иным вопросам повестки дня общего собрания акционеров, голоса,

представленные бюллетенями, полученными от этих лиц по иным вопросам повестки дня общего собрания акционеров, учитываются при определении кворума и подведении итогов голосования по этим вопросам.

9.5. Состав голосующих по вопросам повестки дня общего собрания акционеров определяется на дату составления списка лиц, имеющих право на участие в общем собрании акционеров.

10. ИТОГИ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

10.1. По итогам голосования Регистратор Общества составляет и подписывает протокол об итогах голосования. Протокол об итогах голосования составляется не позднее 15 дней после закрытия общего собрания акционеров или даты окончания приема бюллетеней при проведении общего собрания акционеров в форме заочного голосования.

10.2. После составления протокола об итогах голосования и подписания протокола общего собрания акционеров бюллетени для голосования опечатываются Регистратором Общества и сдаются в архив Общества на хранение.

10.3. Протокол об итогах голосования подлежит приобщению к протоколу общего собрания акционеров.

10.4. Решения, принятые общим собранием акционеров, а также итоги голосования оглашаются на общем собрании акционеров, в ходе которого проводилось голосование, или доводятся не позднее 10 дней после составления протокола об итогах голосования в форме отчета об итогах голосования до сведения лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручаются каждому из указанных лиц под роспись, либо публикуются в доступном для всех акционеров Общества печатном издании, определенном Уставом Общества.

10.5. Протокол общего собрания акционеров составляется не позднее 15 дней после закрытия общего собрания акционеров не менее чем в двух экземплярах. Оба экземпляра подписываются председательствующим на общем собрании акционеров и Секретарем (руководителем Секретариата) общего собрания акционеров.

10.6. В протоколе общего собрания акционеров указываются:

место и время проведения общего собрания акционеров;

общее количество голосов, которыми обладают акционеры - владельцы голосующих акций Общества;

количество голосов, которыми обладают акционеры, принимающие участие в собрании;

Председатель (Президиум) и Секретарь (Секретариат) собрания, повестка дня собрания.

В протоколе общего собрания акционеров Общества должны содержаться основные положения выступлений, вопросы, поставленные на голосование, и итоги голосования по ним, решения, принятые собранием.

11. РАСХОДЫ НА ПОДГОТОВКУ И ПРОВЕДЕНИЕ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ.

11.1. Перечень расходов на подготовку и проведение годового общего собрания акционеров и внеочередного общего собрания акционеров, проводимого по решению Совета директоров Общества на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования, составляется и утверждается Правлением Общества.

11.2. В случае, если в течение установленного срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, и внеочередное общее собрание акционеров созвано органами и лицами, требующими его созыва, а общим собранием акционеров принято решение о возмещении расходов на подготовку и проведение внеочередного общего собрания акционеров за счет средств Общества, возмещению подлежат только документально подтвержденные расходы, понесенные органами и лицами, обладавшими полномочиями, необходимыми для созыва и проведения внеочередного общего собрания акционеров.

12. ПОРЯДОК УТВЕРЖДЕНИЯ ПОЛОЖЕНИЯ И ВНЕСЕНИЯ В НЕГО ИЗМЕНЕНИЙ И ДОПОЛНЕНИЙ.

12.1. Настоящее Положение утверждается общим собранием акционеров большинством голосов акционеров – владельцев голосующих акций Общества.

12.2. Настоящее Положение может быть дополнено и изменено общим собранием акционеров большинством голосов акционеров – владельцев голосующих акций Общества.

12.3. Если в результате изменения законодательства Российской Федерации или Устава Общества отдельные статьи настоящего Положения вступают с ними в противоречие, Положение применяется в части, не противоречащей действующему законодательству и Уставу Общества.

Draft

Approved
by the general meeting of shareholders
OAO "Nizhegorodsvyaz'inform"
"____" ____________ 2002.

The minutes No. ___ of "__" _________ 2002.

The chairman of the general meting of shareholders
_____________________ V.F.Lyulin

BY-LAW
REGULATING THE ORDER OF GENERAL MEETING OF SHAREHOLDERS

Open Joint-Stock Company
"Svyaz'inform"
Nizhniy Novgorod region
(OAO "Nizhegorodsvyaz'inform")

Nizhniy Novgorod

2002

1. GENERAL PROVISIONS.

1.1. The present Rules on the general meeting of shareholders (further Rules) pursuant to the Civil Code of the Russian Federation, Federal act "On joint-stock companies" and the Charter of the Company determines the order of management of the general meeting of shareholders and other problems of preparation and realization of annual and extraordinary general meetings of shareholders.

1.2. The general meeting of shareholders is the supreme body of control of the Company.

1.3. The company is obliged to annually conduct annual general meeting of shareholders.

Annual general meetings of shareholders shall settle the problems:

- election of the Board of directors of the Company;
- election of the revision Committee of the Company;
- approval of the auditor of the Company.
- approval of the annual reports, annual accounts, including reports on profits and losses (loss and gain accounts) of Company, and also distribution of profit, including payment (declaration) of dividends, and losses of Company by results of a fiscal year;
- other problems referred to competence of the general meeting of shareholders by the federal Act " On joint-stock companies , Charter of Company are solved.

1.4. Meetings other than annual general meeting of shareholders are extraordinary.

The extraordinary general meeting of shareholders is carried out under the decision of Board of directors based on its own initiative, requirement of the revision Committee of the Company, auditor of Company, and also shareholders (shareholder) being owners of no less than 10 percent of the voting shares of Company as of the date of approval of the requirement, in the order, foreseen present Rules.

1.5. The general meeting of shareholders can be conducted as:

- meeting -- joint presence of the shareholders for discussion of problems of the agenda and decision making on the problems which are brought to vote;
- absentee ballot (polling).

The general meeting of shareholders whose the agenda involves problems on election of Board of directors of the Company, election of the revision Committee of Company, approval of the auditor of Company, and also approval of the annual reports, annual accounts, including reports on profits and losses (loss and gain accounts) of the Company, and also problems on distribution of profit, including payment (declaration) of dividends, and losses of Company by results of a fiscal year can not be conducted as absentee ballot.

2. TERMS THE GENERAL MEETING OF SHAREHOLDERS.

2.1. The annual general meeting of shareholders is carried out not earlier than four months and not later than six months after termination of a fiscal year.

2.2. The extraordinary general meeting of shareholders convoked on demand of a revision Committee of Company, auditor of Company or shareholders (shareholder) being the owners of no less than 10 percent of the voting shares of Company, should be conducted within 40 days from the moment of submission of the requirement about realization of extraordinary general meeting of shareholders.

2.3. In a case, when the Board of directors of Company adopts decision on assigning the temporary General director of Company, extraordinary general meeting of shareholders convoked on the decision of Board of directors of Company on its own initiative for solving the issue about the early termination of authorities of the General director of Company and about assigning the General director of Company should be conducted within 40 days of the acceptance of the decision about its realization by the Board of directors of the Company.

2.4. Extraordinary general meeting of shareholders convoked on demand of the revision Committee of Company, auditor of Company or shareholders (shareholder) being the owners of no less than 10 percent of the voting shares of Company whose agenda contains a problem on election of the members of the directors of Company should be conducted within 70 days from the moment of submission of the requirement about realization of extraordinary general meeting of shareholders.

2.5. In cases, when quantity of the members of the directors of Company becomes less than quorum for the meeting of Board of directors of Company, extraordinary general meeting of shareholders convoked under the decision of Board of directors of the Company based on its own initiative for a decision of the issue about election of Board of directors of Company should be conducted during 70 days since the acceptance of the decision about its realization by Board of directors of Company.

2.6. Except for cases indicated in items 2.3, 2.5 of the present Rules, extraordinary general meeting of shareholders convoked on the decision of Board of directors of Company based on its own initiative for the decision of any problems of competence of the general meeting of shareholders, including problems:

- on the early termination of authorities of the General director of Company and assigning the General director of Company (in a case, when decisions on suspension of authorities of the General director of Company and assigning the temporary General director of Company were not adopted);
- on assigning the General director of the Company (in case when the term of office of the General director of Company has expired or the authorities of the General director of Company were terminated ahead of term, and the new General director of Company was not assigned by whatever cause);
- on the early termination of authorities of Board of directors of Company and election of Board of directors of Company (in a case when the number of the members of the directors of Company makes at least quorum for realization of the meeting of Board of directors of Company);
- on election of Board of directors of Company (in a case, when the Board of directors was not elected for whatever reason)

shall be carried out in time specified by Board of directors of Company, with allowance for the requirements of the current legislation and Charter of the Company.

3. PREPARATION TO THE GENERAL MEETING OF SHAREHOLDERS

3.1. At preparation for the general meeting of shareholders the Board of directors of Company determines:

- the form of the general meeting of shareholders;

- date, place, time of the general meeting of shareholders and mail address to which the filled reports can be routed, or in case of the general meeting of shareholders held in the form of absentee ballot, an ending date of acceptance of the reports for voting and mail address to which the filled reports should be forwarded;
- date of listing persons having the right of participation in the general meeting of shareholders;
- the agenda of the general meeting of shareholders;
- the order of the report to the shareholders about realization of the general meeting of shareholders;
- list of information (materials) granted to the shareholders at preparation to the general meeting of shareholders, and order of granting;
- the form and text of the voting report.

4. INFORMING ON THE GENERAL MEETING OF SHAREHOLDERS.

4.1. The information on the general meeting of shareholders should be made no later than 20 days, and information on the general meeting of shareholders whose agenda contains a problem on reorganization of Company, no later than 30 days before date of its holding.

In case the expected agenda of extraordinary general meeting of shareholders contains the problem of election of Board of directors of Company, the information on realization of extraordinary general meeting of shareholders should be available no later than 50 days before date of the meeting.

The information on the general meeting of shareholders should be prepared in the form foreseen by the current legislation of the Russian Federation and the Charter of the Company in the order defined by the Board of directors of the Company.

4.2. In the information on the general meeting of shareholders should have:

- the full company name and location;
- the form of the general meeting of shareholders (meeting or absentee ballot);
- date, place, time of the general meeting of shareholders and mail address to which the filled reports can be routed, or in case of realization of the general meeting of shareholders in the form of absentee ballot, an ending date of acceptance of the reports for voting and mail address to which the filled reports should be routed;
- time of beginning of registration of persons (their proxies) participating in the general meeting;
- date of listing persons having the right of participation in the general meeting of shareholders;
- the agenda of the general meeting of shareholders;
- the order of approval of poppers by the proxies having the right of participation in the general meeting of shareholders;
- the order of familiarization with the information (materials) which subject to granting at preparation for realization of the general meeting of shareholders, and address (addresses) at which it is available.

4.3. The information for the shareholders about realization of the general meeting of shareholders whose agenda involves problems the voting on which can entail the right

to demand redemption by the Company of the shares, apart from the information indicated in item 4.2 of the present Rules, should contain the information:

- on the availability for the shareholders - owners of the voting shares of the Company of the right to demand the redemption by the Company of the shares they own, if they voted against the decision making or did not participate in the voting on these problems;
- on the price and procedure of the redemption of the shares.

4.4. Notification of the shareholders about the extraordinary general meeting of shareholders whose agenda contains the problem of election of the Board of directors of the Company, apart from the information specified in item 4.2 of the present Rules, should contain the information on the order and terms of proposing candidates to the Board of directors of Company by the shareholders (shareholder) being in total the owners of no less than 2 percent of the voting shares of Company.

4.5. Apart from the information indicated in items 4.2 - 4.4 of the present Rules, the notification on the general meeting of shareholders can contain other information on the order of participation of the shareholders in the general meeting of shareholders.

5. QUORUM OF THE GENERAL MEETING OF SHAREHOLDERS. REPEATED GENERAL MEETING OF SHAREHOLDERS.

5.1. The general meeting of shareholders is competent (has quorum), if the shareholders having in total more than half of votes of the placed voting shares of Company are present.

Those present at the general meeting of shareholders shall be the shareholders filed for participation and the shareholders whose reports are obtained no later than two days before the date of the general meeting of shareholders. Those present in the general meeting of shareholders held in the form of absentee ballot shall be shareholders whose reports are obtained before the ending date of acceptance of the reports.

5.2. For want of quorum for the annual general meeting of shareholders, the repeated general meeting of shareholders with the same agenda should be conducted. For want of quorum for an extraordinary general meeting of shareholders, the repeated general meeting of shareholders with the same agenda can be conducted.

The repeated general meeting of shareholders is competent (has quorum), if the shareholders having in total no less than 30 percents of votes of placed voting shares of the Company are present.

The report on realization of repeated general meeting of shareholders and directing (handing) the reports of voting shall be implemented no later than 20 days before the date of realization of repeated general meeting of shareholders.

The report on realization of repeated general meeting of shareholders whose agenda contains the problem on reorganization of the Company shall be implemented no later than 30 days before the date of realization of repeated general meeting of shareholders.

At realization of repeated general meeting of shareholders less than 40 days after the failed general meeting of shareholders, persons having the right of participation in the

general meeting of shareholders are determined pursuant to the list persons having the right of participation in the failed general meeting of shareholders.

6. SHAREHOLDERS VOTING AT THE GENERAL MEETING OF SHAREHOLDERS

6.1. If the agenda of the general meeting of shareholders involves problems, the voting on which is performed by different groups of voters, the decision on the quorum for decision making on these problems shall be done separately. The absence of quorum for decision making on the problems the voting on which is done by one group of voters, does not interfere with decision making on problems the voting on which is done by other group with quorum available for adoption of this decision.

6.2. The problems of competence of the general meeting of shareholders for voting of which the structure of voters is determined separately include:

1) election of the members of the revision committee and early termination of their authorities;

2) decision making about approval of the bargains involving interest;

3) dismissal of a person who, independently or together with affiliated persons has gained at least 30 percent of the common shares placed by the Company, from the responsibility of acquisition of the shares from other shareholders of the Company;

4) reorganization of the Company;

5) liquidation of Company, assigning of liquidating commission and approval of intermediate and final liquidating balances;

6) Modification and additions in the Charter of Company limiting rights of the shareholders - owners of the preference shares of a certain type including cases of definition or increase of the amount of the dividend and (or) definition or increase of the liquidating cost of the paid preference shares of the previous set, and also granting to the shareholders - owners the preference shares of other type of preference in terms of payment of the dividend and (or) liquidating cost of the shares.

6.3. The right to vote at the general meeting of shareholders on the problem indicated in subitem 1 of 6.2 of the present Rules is enjoyed by the shareholders - owners of Company shares voting on all problems in the competence of the general meeting of shareholders, except for the members of the directors of Company or persons occupying position in Company management.

6.4. The right to vote at the general meeting of shareholders on a problem indicated in subitem 2 of 6.2 of the present Rules is enjoyed by the shareholders - owners of Company shares voting on all problems of the general meeting who have no interest in the bargain.

6.5. The right to vote at the general meeting of shareholders on a problem indicated in subitem 3 of 6.2 of the present Rules is enjoyed by the shareholders - owners of the Company shares voting on all problems of the general meeting of shareholders except for a person who independently has gained at least 30 percent of the placed common shares of the Company and affiliated persons.

6.6. The right to vote at the general meeting of shareholders on a problem indicated in subitems 4, 5of 6.2 of the present Rules is enjoyed by the shareholders - owners of the Company common shares and owners of the preference shares of the Company of each type.

6.7. The right to vote at the general meeting of shareholders on a problem indicated in subitem 6 of 6.2 of the present Rules is enjoyed by the shareholders - owners of Company shares voting on all problems of the general meeting of shareholders and the shareholders - owners of the preference shares of the Company of each type, the right on which is limited.

6.8. The decision making on a problem indicated in subitem 1 of 6.2 of the present Rules is competent (has quorum), if the shareholders indicated in point 6.3 of the present Rules having in total more than half of votes of the placed voting shares of the Company owned by the shareholders indicated in point 6.3 of the present Rules are present in the general meeting of shareholders.

The decision making on a problem indicated in subitem 2 of point 6.2 of the present Rules is competent (has quorum), if the shareholders indicated in point 6.4 of the present Rules having in total more than half of votes of the placed voting shares of Company owned by shareholders indicated in point 6.4 of the present Rules are present in the general meeting of shareholders.

The decision making on a problem indicated in subitem 3 of point 6.2 of the present Rules is competent (has quorum), if the shareholders indicated in point 6.5 of the present Rules having in total more than half of votes of the placed voting shares of Company owned by the shareholders indicated in point 6.5 of the present Rules are present in the general meeting of shareholders.

The decision making on problems indicated in the subitems 4, 5 of 6.2 of the present Rules competent (has quorum), if the shareholders indicated in point 6.6 of the present Rules having in total more than half of votes of the placed voting shares of Company owned by the shareholders indicated in point 6.6 of the present Rules are present at the general meeting of shareholders.

The decision making on a problem indicated in subitem 6 of point 6.2 of the present Rules is competent (has quorum), if the general meeting of shareholders involves:

- shareholders - owners of the Company shares voting on all problems of the general meeting of shareholders having in total more than half of votes of the placed shares of the Company voting on all problems of the general meeting of shareholders;
- shareholders - owners of the preference shares of Company of each type, the rights on which are limited, having in total more than half of votes of the placed preference shares of the Company of each type, the rights on which are limited.

7. BODIES FORMED FOR REALIZATION OF THE GENERAL MEETING OF SHAREHOLDERS.

7.1. The General director of Company presides at the general meeting of shareholders, if other decision is not accepted by Board of directors of Company. The chairman of the

general meeting of shareholders provides observance of the order of the general meeting of shareholders pursuant to the present Rules.

7.2. For keeping minutes of the general meeting of shareholders, the Chairman of the general meeting of shareholders assigns the Secretary (Secretariat) of the general meeting of shareholders.

7.3. For participation in the management of the general meeting of shareholders under the decision of the Chairman of the meeting, the Presidium of the general meeting of shareholders can be formed.

7.4. The functions of the counting Commission of Company are executed by the Company Registrar.

Thus the Registrar of the Company checks up authorities and registers persons participating in the general meeting of shareholders, determines quorum of the general meeting of shareholders, formulates problems arising in connection with implementation by the shareholders (by their proxies) of the right to vote at general meeting, formulates the method of voting on problems brought for voting, provides an established method of voting and rights of the shareholders on voting, polls and summarizes voting, makes minutes on the results of voting, transmits the reports on voting to archive.

8. Order of management of the general meeting of shareholders and voting on the agenda of the general meeting of shareholders held as joint presence of the shareholders for discussion of problems of the agenda and decision making on issues brought to vote.

8.1. Registrations for participation in general meeting are for persons (their proxies), on the list of persons having the right of participation in general meeting, except for persons (their proxies) whose reports are obtained no later than two days before date of realization of meeting.

The persons (their proxies) having the right of participation in the general meeting of shareholders whose reports are obtained not later than two days before date of the general meeting of shareholders have the right to be present at general meeting. The indicated persons are not subject to registration and they are not given reports for voting.

8.2. The time of beginning of registration of persons (their proxies), notifiable pursuant to point 8.1 of the present Rules is determined by the Board of directors of Company at the approval of the text of the report to the shareholders about the general meeting of shareholders. At definition of time of a beginning of registration, the number of persons having the right of participation in the general meeting of shareholders on the list should be taken into account. The registration is implemented by the Registrar of the Company at the address of n the general meeting of shareholders or other address indicated in the report to the shareholders on the general meeting of shareholders.

8.3. The general meeting of shareholders is declared open (is subject to realization), if at the moment of the start time of its realization there is a quorum even for one of the problems on the agenda of the general meeting of shareholders. After opening of the general meeting of shareholders, a person (their proxies), having the right on participation in meeting which was not filed for participation in the general meeting of

shareholders on the moment of its realization, can be registered at any time up to the moment of the expiration of time of voting on the agenda determined pursuant to point 8.11 of the present Rules.

8.4. In case on the moment of the time of start of the general meeting of shareholders it has no quorum on one of problems on the agenda, the Registrar informs on it the Chairman of the general meeting of shareholders. The chairman of meeting makes decision on the transfer of beginning of the general meeting of shareholders. The beginning of realization of the general meeting of shareholders can not be postponed more than by 2 hours.

When changing the beginning of the general meeting of shareholders, the minutes of the general meeting of shareholders shall fix the actual beginning of the general meeting of shareholders.

8.5. The consideration of problems at the general meeting of shareholders is implemented according to sequence approved by agenda.

The sequence of consideration of problems can be changed under the decision of the Chairman of the meeting.

8.6. The discussion of problems on the agenda of the general meeting of shareholders is the submission by persons participating in the meeting of information on the agenda and obtaining by them (if necessity arises) explanations on the agenda and the introduced information.

The discussion of problems on the agenda of meeting shall proceed in the order defined in points 8.7 - 8.9 of the present Rules.

8.7. Persons participating in meeting are given the information on a discussed problem of the agenda in the form of the reports (reports):

- by lecturers assigned and declared by the Chairman of the meeting;
- by persons (their proxies), present in the meeting which has declared intention to present the additional information on the agenda. Such applications should be directed in written form to Chairman of the general meeting of shareholders prior to the consideration of the problem on the agenda of meeting. The application shall have the name (description) of a person, the formulation of a problem of the agenda, on which information is represented, time required for lecture, quantity of votes by which the person votes on the discussed problem on the agenda of meeting.

The time is determined by the Chairman of the meeting.

8.8. Each person (proxy) present in the meeting, has the right to have explanations on any problem of the agenda of meeting and address the Chairman of the meeting or the person (persons) presenting the information. Such address should be directed in written form to Chairman of the general meeting of shareholders prior to the beginning of discussion of the following problem of the agenda of meeting with indicating name (description) of a person present in meeting, quantity of votes, by which the person votes on a discussed problem of the agenda of meeting.

8.9. The necessity of rests during the general meeting of shareholders and their duration is determined by the Chairman of meeting.

The rest during the general meeting of shareholders can not be declared during discussion of the problem of the agenda.

8.10. Persons (their proxies) filed for participation in the general meeting of shareholders shall be given possibility to vote on the agenda of meeting at any time from the moment of their registration up to the moment of the expiration of the time of voting determined pursuant to point 8.11 of the present Rules.

8.11. After discussion of the last problem of the agenda of the general meeting of shareholders by the Chairman of meeting, additional time of at most 30 minutes is given for voting on the agenda of meeting.

8.12. The general meeting of shareholders is considered ended (closed):

1) when all decisions adopted by meeting during its session are announced and results of voting are disclosed,

or

2) at the moment of the expiration of time of voting on the agenda determined pursuant to point 8.11 of the present Rules in case when the decisions adopted by meeting, and also the results of voting are brought to notice of persons present on the list of persons having the right of participation in meeting, by certified mail or are handed to each of the indicated persons under the signature or are published in accessible to all shareholders of Company printed publicity material defined in Charter of the Company.

9. REPORT FOR VOTING AT THE GENERAL MEETING OF SHAREHOLDERS.

9.1. Voting on the agenda of the general meeting of shareholders shall be only by reports for voting.

The report for voting should be directed or handed under signature to each person indicated in a list persons, having the right on participation in the general meeting of shareholders, not later than 20 days before the general meeting of shareholders. The direction of the report for voting shall be by certified mail.

9.2. The report for voting should indicate:

- the full company name and location;
- the form of the general meeting of shareholders (meeting or absentee ballot);
- date, place, time of the general meeting of shareholders and mail address to which the filled reports can be routed, or in case of the general meeting of shareholders held in the form of absentee ballot, an ending date of acceptance of the reports for voting and mail address to which the filled reports should be forwarded;
- formulations of the decisions on each problem (name of each candidate), the voting on which is implemented by this report;
- versions of voting on each problem of the agenda expressed by the formulations "for", "against" or "refrained";

* indicating on that election of the members of the directors of Company is by cumulative voting, and explanation of cumulative voting;
* mention of that the report for voting should be signed by the shareholder.

Apart from above-stated the report can indicate:
* formulation of each problem which has been put to vote, and sequence of consideration;
* way of mark of the version of voting;
* Surname, name, patronymic (naming) of a person having the right on participation in the general meeting of shareholders;
* quantity of votes used by a person having right on participation in the general meeting of shareholders, on each problem of the agenda of meeting;
* other information defined by the Board of directors of Company.

9.3. When voting, the votes on problems with one voting version in the report are valid. The reports for voting, filled with violation of the above-stated requirement, are recognized invalid, and the votes are not calculated.

In case the report for voting contains several problems which have been put to vote, the non-observance of the above-stated requirement concerning one or several problems does not entail the report for voting beingin valid as a whole.

9.4. In a case, when the definition of quorum for decision making on the agenda of the general meeting of shareholders is done separately, vote in reports obtained from persons, not on the list of voting on the agenda of the general meeting of shareholders, are left outed at definition of the quorum and summarizing of voting on these problems.

Thus, if the above-stated persons are in a structure of the agenda, voting on other problems, of the general meeting of shareholders, vote introduced by reports obtained from these persons on other problems of the agenda of the general meeting of shareholders are allowed for at definition of quorum and summarizing of voting on these problems.

9.5. The structure of general meeting, voting on the agenda of the shareholders is determined as of date of listing persons having the right on participation in the general meeting of shareholders.

10. RESULTS OF THE GENERAL MEETING OF SHAREHOLDERS

10.1. Under the results of voting the Registrar of Company makes and signs the minutes on the results of voting. The minutes on the results of voting is made not later than 15 days after closing the general meeting of shareholders or ending date of acceptance of the reports at realization of the general meeting of shareholders in the form absentee ballot.

10.2. After the minutes on the results of voting and signing of the minutes of the general meeting of shareholders, the reports for voting are sealed up by the Registrar of Company and are handed in archive of Company for storage.

10.3. The minutes on the results of voting is transferred to the minutes of the general meeting of shareholders.

10.4. The decisions adopted by the general meeting of shareholders, and also results of voting are disclosed on the general meeting of shareholders, during which was taken a vote, or are presented not later than 10 days after executing minutes on the results of voting in a form of account about the results of voting to the item of information persons on the of list persons having the right on participation in the general meeting of shareholders, by the certified mail or are handed to each of the indicated persons under signature or are published in publicity material accessible to all shareholders of Company, defined by the Charter of Company.

10.5. The minutes of the general meeting of shareholders is made not later than 15 days after closing the general meeting of shareholders at least in duplicate. Both copies are signed by the chairman on the general meeting of shareholders and Secretary (head of Secretariat) of the general meeting of shareholders.

10.6. The minutes of the general meeting of shareholders indicate:

- Place and time of the general meeting of shareholders;
- Total number of votes of shareholders - owners of the voting shares of Company;
- Quantity of votes having of the shareholders present in the meeting;
- The chairman (Presidium) and Secretary (Secretariat) of meeting, agenda of meeting.
- Minutes of the general meeting of shareholders of Company should contain basic points of lectures, problems voted, and results of voting on them, decisions adopted by meeting.

11. COST OF PREPARATION AND REALIZATION OF THE GENERAL MEETING OF SHAREHOLDERS.

11.1. The list of the expenses on preparation and realization of annual general meeting of shareholders and extraordinary general meeting of shareholders held on the decision of Board of directors of Company based on its own initiative, requirement of a revision Committee of Company, auditor of Company, and also shareholders (shareholder) being the owners of no less than 10 percent of the voting shares of Company for the date of approval the requirement, is made and approved by Board of Company.

11.2. In case during the period established by Board of directors of Company the decision on convocation of extraordinary general meeting of shareholders is not accepted or the decision on refusal in its convocation is accepted, and the extraordinary general meeting of shareholders is called by bodies and persons requiring its convocation, and the general meeting of shareholders, the compensation award of the cost of preparation and realization of extraordinary general meeting of shareholders is accepted at the expense of Company funds, indemnification is only for documentary affirmed costs suffered by bodies and persons, possessing authorities indispensable for convocation and realization of extraordinary general meeting of shareholders.

12. ORDER OF APPROVAL OF RULES AND BRINGING CHANGES AND ADDITIONS

12.1. The present Rules shall be approved by the general meeting of shareholders by the majority of shareholders - owners of the voting shares of Company.

12.2. The present Rules can be supplemented and changed by the general meeting of shareholders by a majority of shareholders - owners of the voting shares of Company.

2.3. If as a result of change of the legislation of the Russian Federation or Charter of Company, the separate articles of the present Rules conflict with them, the Rules are applied in a part which is not contradicting the current legislation and the Charter of Company.

<u>Проект</u>

УТВЕРЖДЕНО
общим собранием акционеров
ОАО «Нижегородсвязьинформ»
“___”__________ 2002 года
Протокол №___ от “__”________ 2002 г.

Председатель общего
собрания акционеров
________________________ В.Ф.Люлин

ПОЛОЖЕНИЕ О СОВЕТЕ ДИРЕКТОРОВ

Открытого акционерного общества «Связьинформ» Нижегородской области (ОАО «Нижегородсвязьинформ»)

г. Нижний Новгород

2002г.

1. ОБЩИЕ ПОЛОЖЕНИЯ

1.1. Настоящее положение о Совете директоров (далее — Положение) в соответствии с Гражданским кодексом Российской Федерации, Федеральным законом "Об акционерных обществах" и Уставом Общества определяет порядок созыва и проведения заседаний Совета директоров, размер и порядок выплаты вознаграждений и компенсаций членам Совета директоров Общества.

1.2. Совет директоров является коллегиальным органом управления Общества, осуществляющим общее руководство его деятельностью, за исключением решения вопросов, отнесенных федеральными законами и Уставом Общества к компетенции общего собрания акционеров Общества.

2. ЦЕЛИ И ПРИНЦИПЫ ДЕЯТЕЛЬНОСТИ СОВЕТА ДИРЕКТОРОВ

2.1. Целями деятельности Совета директоров являются обеспечение достижения максимальной прибыли и увеличение активов Общества, защита прав и законных интересов акционеров, обеспечение полноты, достоверности и объективности публичной информации об Обществе.

2.2. Для реализации целей деятельности Совет директоров обязан руководствоваться следующими принципами:

- принятие решений на основе достоверной информации о деятельности Общества;
- исключение ограничений прав акционеров на участие в управлении делами Общества, получение дивидендов и информации об Обществе;
- достижение баланса интересов различных групп акционеров и принятие Советом директоров максимально объективных решений в интересах всех акционеров Общества.

2.3. Компетенция Совета директоров определяется Уставом Общества.

3. ПРАВА И ОБЯЗАННОСТИ ЧЛЕНА СОВЕТА ДИРЕКТОРОВ, ПОРЯДОК ИХ ОСУЩЕСТВЛЕНИЯ

3.1. Член Совета директоров имеет право:

3.1.1. требовать от должностных лиц Общества любую информацию о деятельности Общества, а также документы, предусмотренные ст.89

Федерального закона "Об акционерных обществах", в установленном Положением порядке;

3.1.2. получать за исполнение своих обязанностей вознаграждение и компенсацию расходов, связанных с исполнением функций члена Совета директоров Общества, в случаях и размере, установленных настоящим Положением;

3.1.3. требовать внесения в протокол заседания Совета директоров своего особого мнения по вопросам повестки дня, принимаемым решениям.

3.2. Член Совета директоров обязан:

3.2.1. быть лояльным к Обществу, т.е. воздерживаться от использования своего положения в Обществе в интересах иных лиц;

3.2.2. действовать в пределах своих прав в соответствии с целями и принципами деятельности Совета директоров;

3.2.3. действовать разумно, добросовестно в отношении дел Общества;

3.2.4. не разглашать ставшую ему известной конфиденциальную информацию о деятельности Общества;

3.2.5. инициировать заседания Совета директоров для решения неотложных вопросов;

3.2.6. участвовать в принятии решений Совета директоров путем голосования по вопросам повестки дня его заседаний;

3.2.7. принимать обоснованные решения, для чего изучать всю необходимую информацию (материалы);

3.2.8. при принятии решений оценивать риски и неблагоприятные последствия;

3.2.9. своевременно сообщать Обществу о своей аффилированности и изменениях в ней;

3.2.10. доводить до сведения Совета директоров сведения о предполагаемых сделках, в совершении которых он может быть признан заинтересованным.

3.3. Деятельность члена Совета директоров является непрерывной и не ограничивается участием в принятии решений Совета директоров.

3.4. Общество обязано по требованию члена Совета директоров, выраженному в устной или письменной форме, обеспечить ему доступ к информации и документам, предусмотренных п.3.1.1 настоящего Положения.

При этом, запрашиваемые информация и документы должны быть предоставлены для ознакомления члену Совета директоров в течение пяти дней со дня предъявления соответствующего требования.

Общество обязано по требованию члена Совета директоров предоставить ему копии необходимых ему документов.

4. ПРЕДСЕДАТЕЛЬ СОВЕТА ДИРЕКТОРОВ

4.1. Председатель Совета директоров избирается членами Совета директоров из их числа на первом заседании большинством голосов членов Совета директоров Общества, принимающих в нем участие.

4.2. Лицо, осуществляющее функции единоличного исполнительного органа Общества, не может быть одновременно Председателем Совета директоров.

4.3. Совет директоров вправе в любое время переизбрать Председателя Совета директоров.

4.4. Члены Совета директоров вправе избрать заместителя Председателя. В случае отсутствия Председателя Совета директоров Общества все его функции (в том числе право подписи документов) осуществляет его заместитель, а в случае отсутствия последнего – один из членов Совета директоров по решению Совета директоров Общества, принимаемому большинством голосов его членов, участвующих в заседании.

4.5. Председатель Совета директоров организует работу Совета директоров, созывает его заседания и председательствует на них, организует на заседаниях ведение протокола.

4.6. Председатель Совета директоров не вправе поручить выполнение своих функций другому лицу.

5. СЕКРЕТАРЬ СОВЕТА ДИРЕКТОРОВ

5.1. Секретарь Совета директоров назначается членами Совета директоров на первом заседании большинством голосов членов Совета директоров, принимающих в нем участие.

5.2. Совет директоров вправе в любое время освободить от исполнения обязанностей Секретаря Совета директоров и назначить нового Секретаря Совета директоров.

5.3. В случае отсутствия Секретаря Совета директоров исполнение его обязанностей возлагается на иное лицо большинством голосов членов Совета директоров, принимающих участие в заседании.

5.4. Секретарь Совета директоров имеет право:

5.4.1. требовать от должностных лиц Общества информацию и документы, необходимые для подготовки материалов по вопросам повестки дня заседаний Совета директоров;

5.4.2. получать за исполнение своих обязанностей вознаграждение и компенсацию расходов, связанных с исполнением функций Секретаря Совета директоров, в размере и порядке, определенных решением Совета директоров.

5.5. Секретарь Совета директоров обязан:

5.5.1. вести и составлять протоколы заседаний Совета директоров;

5.5.2. вести учет и хранить входящую документацию и копии исходящей документации Совета директоров;

5.5.3. сообщать членам Совета директоров о проведении заседаний Совета директоров в порядке и сроки, установленные настоящим Положением;

5.5.4. рассылать членам Совета директоров материалы, необходимые для рассмотрения вопросов повестки дня заседаний Совета директоров, в порядке и сроки, установленные настоящим Положением;

5.5.5. выполнять иные функции, предусмотренные настоящим Положением.

6. ЗАСЕДАНИЕ СОВЕТА ДИРЕКТОРОВ

6.1. Заседание Совета директоров может быть проведено в форме совместного присутствия или заочного голосования.

6.2. Заседания Совета директоров должны проводиться регулярно в соответствии с утвержденным на заседании Совета директоров планом работы. В случае необходимости Совет директоров рассматривает вопросы, не включенные в план работы.

6.3. Заседание Совета директоров созывается Председателем Совета директоров по его собственной инициативе, по требованию члена Совета директоров, Ревизионной комиссии, аудитора Общества, единоличного или коллегиального исполнительного органа Общества, а также по требованию акционеров (акционера), владеющих в совокупности не менее 5 процентами голосующих акций Общества.

6.4. В требовании о созыве заседания Совета директоров должна содержаться следующая информация:

6.4.1. имя инициатора созыва либо наименование органа или юридического лица, предъявившего требование;

6.4.2. в случае, если требование о созыве исходит от акционера, количество и категория (тип) принадлежащих ему акций;

6.4.3. форма проведения заседания (совместное присутствие или заочное голосование);

6.4.4. дата проведения заседания в форме совместного присутствия, либо, в случае проведения заседания в форме заочного голосования, дата окончания приема письменных мнений членов Совета директоров по вопросам повестки дня;

6.4.5. повестка дня заседания;

6.4.6. перечень информации (материалов), предоставляемых членам Совета директоров к заседанию.

Кроме того, требование о созыве заседания Совета директоров может содержать следующую информацию:

6.4.7. время и место проведения заседания (в случае проведения заседания в форме совместного присутствия);

6.4.8. проекты решений по вопросам повестки дня;

6.4.9. иная информация на усмотрение инициатора созыва заседания.

6.5. Уведомление о созыве заседания Совета директоров направляется каждому члену Совета директоров вместе с необходимыми материалами в срок не менее чем за 14 дней до проведения заседания.

Если в соответствии с действующим законодательством заседание Совета директоров необходимо провести в более сжатые сроки, срок направления уведомления вместе с необходимыми материалами должен быть сокращен.

Указанный срок может быть также сокращен в случае необходимости экстренного решения каких-либо вопросов при условии, если ни один из членов Совета директоров не возражает.

Без предварительной рассылки уведомлений в день общего собрания акционеров, на котором избран Совет директоров, проводится первое (организационное) заседание Совета директоров (в случае, если решение по вопросу об избрании членов Совета директоров, а также итоги голосования по нему были оглашены на общем собрании акционеров, в ходе которого проводилось голосование).

В случае, если в повестку дня включен вопрос о бюджете Общества (утверждение, корректировка либо итоги выполнения), уведомление о созыве заседания Совета директоров вместе с необходимыми для рассмотрения указанного вопроса материалами направляется членам Совета директоров в срок не менее чем за 20 дней до проведения заседания в форме совместного присутствия (даты окончания приема письменных мнений членов Совета директоров по вопросам повестки дня).

Уведомление о проведении заседания направляется членам Совета директоров в письменной форме или иным удобным для них образом (в том числе посредством почтовой, телеграфной, телетайпной, телефонной, электронной или иной связи).

Уведомление о проведении заседания должно содержать информацию, указанную в п/п 6.4.3.-6.4.8 настоящего Положения, а также указание на

адрес, по которому члены Совета директоров могут направить свое письменное мнение.

При возникновении обстоятельств, делающих невозможным или затрудняющих проведение заседания Совета директоров в месте и (или) во время, о которых члены Совета директоров были уведомлены, заседание по запланированной повестке дня может быть проведено в ином месте и (или) в иное время.

Об изменении места и(или) времени заседания Совета директоров все члены Совета директоров должны быть уведомлены с учетом нормально необходимого времени для прибытия членов Совета директоров на заседание. Уведомление об указанных изменениях направляется членам Совета директоров в любой форме, гарантирующей получение уведомления членом Совета директоров по адресу места нахождения члена Совета директоров или по адресу получения им корреспонденции.

6.6. При принятии решений Советом директоров члены Совета директоров, присутствующие на заседании, обязаны выразить свое мнение по вопросам повестки дня путем голосования.

6.7. Если член Совета директоров не может лично присутствовать на заседании, а также в случае проведения заседания путем заочного голосования, член Совета директоров должен письменно выразить свое мнение по вопросам повестки дня.

В том случае, если письменное мнение члена Совета директоров содержит его голосование, то оно учитывается при определении кворума и результатов голосования.

Письменное мнение должно быть представлено членом Совета директоров до проведения заседания Совета директоров либо, в случае проведения заседания в форме заочного голосования, не позднее даты окончания приема письменных мнений членов Совета директоров.

6.8. Председательствующий обязан огласить письменное мнение члена Совета директоров, отсутствующего на заседании Совета директоров, до начала голосования по вопросу повестки дня, по которому представлено это мнение.

Если полученное письменное мнение содержит предложение проекта решения, существенно отличающегося от предложенного для голосования первоначально, Секретарь Совета директоров должен до оформления протокола ознакомить остальных членов Совета директоров с указанным мнением, предложив сообщить по нему свое мнение, выраженное голосованием, в письменной форме или иным удобным для них образом (в том числе посредством почтовой, телеграфной, телетайпной, телефонной, электронной или иной связи

6.9. При решении вопросов на заседании Совета директоров каждый член Совета директоров обладает одним голосом.

Передача права голоса членом Совета директоров иному лицу, в том числе другому члену Совета директоров, не допускается.

В случае равенства голосов членов Совета директоров Общества при принятии решений Председатель Совета директоров обладает решающим голосом.

6.10. На заседании Совета директоров Секретарем Совета директоров ведется протокол.

Протокол заседания Совета директоров составляется не позднее 3 дней после его проведения в форме совместного присутствия (окончания срока приема письменных мнений в случае заочного голосования).

В протоколе заседания указываются:

• место и время его проведения в форме совместного присутствия, или, в случае заочного голосования, место составления протокола и дата окончания срока приема письменных мнений членов Совета директоров;
• лица, присутствующие на заседании (в случае проведения заседания в форме совместного присутствия);
• лица, представившие письменное мнение по вопросам повестки дня;
• повестка дня заседания;
• вопросы, поставленные на голосование, и итоги голосования по ним;
• принятые решения.

Протокол заседания Совета директоров подписывается председательствующим на заседании и секретарем Советьа директоров.

В случае учета при определении наличия кворума и результатов голосования по вопросам повестки дня письменного мнения члена Совета директоров полученные от членов Совета директоров письменные мнения по вопросам повестки дня приобщаются в виде приложений к протоколу.

Общество обязано хранить протоколы заседаний Совета директоров по месту нахождения его исполнительного органа в порядке и в течение сроков, установленных федеральным органом исполнительной власти по рынку ценных бумаг. Если такие сроки не установлены, то Общество обязано постоянно хранить протоколы заседаний Совета директоров.

Общество обязано обеспечить акционерам, а также членам Совета директоров, ревизионной комиссии, аудитору Общества доступ к протоколам заседаний Совета директоров.

6.11. В случаях, когда в соответствии с Уставом Общества решение принимается большинством в три четверти голосов или единогласно всеми членами Совета директоров без учета голосов выбывших членов Совета директоров, под выбывшими членами Совета директоров понимаются умершие, безвестно отсутствующие и признанные недееспособными.

7. ВОЗНАГРАЖДЕНИЕ ЧЛЕНАМ СОВЕТА ДИРЕКТОРОВ И КОМПЕНСАЦИЯ РАСХОДОВ, СВЯЗАННЫХ С ИСПОЛНЕНИЕМ ИМИ СВОИХ ОБЯЗАННОСТЕЙ

7.1. Членам Совета директоров Общества в период исполнения ими своих обязанностей выплачивается вознаграждение и компенсируются расходы, связанные с исполнением ими функций членов Совета директоров.

7.2. Ежемесячное вознаграждение устанавливается:

- Председателю Совета директоров в размере 60% от оклада Генерального директора Общества;
- Членам Совета директоров в размере 40% от оклада Генерального директора Общества;

Выплата вознаграждения производится ежеквартально.

По итогам года членам Совета директоров выплачивается годовое вознаграждение в размере 0,3% от чистой прибыли Общества, полученной за отчетный год.

В случае неучастиячлена Совета директоров в работе Совета директоров в течении квартала вознаграждение за указанный период не выплачивается. Размер вознаграждения по итогам года при этом пропорционально уменьшается.

8. ПОРЯДОК УТВЕРЖДЕНИЯ ПОЛОЖЕНИЯ И ВНЕСЕНИЯ В НЕГО ИЗМЕНЕНИЙ

8.1. Настоящее Положение утверждается общим собранием акционеров большинством голосов акционеров – владельцев голосующих акций Общества.

8.2. Настоящее Положение может быть дополнено и изменено общим собранием акционеров большинством голосов акционеров – владельцев голосующих акций Общества.

8.3. Если в результате изменения законодательства Российской Федерации или Устава Общества отдельные статьи настоящего Положения вступают с ним в противоречие, Положение применяется в части, не противоречащей действующему законодательству и Уставу Общества.

Draft

Approved
by the general meeting of shareholders
OAO "Nizhegorodsvyaz'inform"
"____" ___________ 2002.

The minutes No. ___ of "__" _________ 2002.

The chairman of the general meting of shareholders
____________________ V.F.Lyulin

RULES ON THE BOARD OF DIRECTORS

Open joint-stock company "Svyaz'inform" of the Nizhniy Novgorod region (OAO "Nizhegorodsvyaz'inform")

Nizhniy Novgorod

2002.

1. GENERAL

1.1. The present rule about Board of directors (furtit — the Rule) pursuant to the Civil Code of Russian Federation, Federal act " About joint-stock companies " and Charter of Company determines the order of convocation and realization of sittings of Board of directors, size both order of payment of rewards and compensations to the members of the directors of Company.

1.2. The board of directors is the collegiate body of control of Company executing a general managemant of its activity, except for the solution of problems referred by the federal acts and the Charter of Company to competence of general meeting of the shareholders of Company.

2. PURPOSE And PRINCIPLES of ACTIVITY BOARD OF DIRECTORS

2.1. The purposes of activity of Board of directors are maintenance of achievement of the maximum profit and increase of assets of Company, protection of the rights and legitimate interests of the shareholders, maintenance of entirety, the veracities and objectivity of the public information about Company.

2.2. For implementation of the purposes of activity the Board of directors is obliged to be guided by following principles:

- decision making on the basis of the reliable information about activity of Company;
- exception of limitations of the rights of the shareholders on a participation in the management by business of Company, obtaining of the dividends and information on Company;
- achievement of balance of concerns of different groups of the shareholders and acceptance by Board of directors of the maximum objective solutions in concerns of all shareholders of Company.

2.3. The competence of Board of directors is determined by the Charter of Company.

3. RIGHT And RESPONSIBILITY of the MEMBER of the DIRECTORS, THE ORDER of THEIR IMPLEMENTATION

3.1. The member of the directors has the right:

3.1.1. To demand of the officials of Company any information on activity of Company, and also documents, foreseen items 89 of the federal Act " About joint-stock companies ", in the order, established By a rule;

3.1.2. To receive for fulfilment of the responsibilities reward and compensation of the consumptions, bound with fulfilment of functions of the member of the directors of Company, in cases and size established by the present Rule;

3.1.3. To demand depositing into the minutes of sitting of Board of directors of the separate opinion on the agenda received solutions.

3.2. The member of board of directors is obliged:

3.2.1. To be loyal to Company, i.e. to abstain from usage of the position in society in concerns of diverse faces;

3.2.2. To act within the limits of the rights pursuant to the purposes and principles of activity of Board of directors;

3.2.3. To act reasonablly, is diligent concerning business of Company;

3.2.4. To not divulge becoming to him known the confidential information on activity of Company;

3.2.5. To originate sittings Board of directors for the solution of pressing problems;

3.2.6. To participate in decision making of Board of directors by voting on the agenda of its sittings;

3.2.7. To receive the reasonable solutions, for what to study all indispensable information (materials);

3.2.8. At decision making to estimate hazards and unfavorable consequences;

3.2.9. It is well-timed to inform to Company about аффилированности and changes in it;

3.2.10. To bring to notice of Board of directors of the item of information about the suspected bargains, in undertaking which one he can be recognized interested.

3.3. The activity of the member of the directors is continuous and does not limit by participation in decision making of Board of directors.

3.4. The company is obliged on demand of the member of the directors expressed in to the oral or written form, to supply to him an access to information and documents, foreseen items 3.1.1 of the present Rule.

Thus, inquired the information and the documents should be given for familiarization the member of the directors within five days from the date of assertion of the conforming requirement.

The company is obliged on demand of the member of the directors to grant him copies of the documents, indispensable for him.

4. CHAIRMAN of BOARD of DIRECTORS

4.1. The chairman of Board of directors is elected by the members of the directors from their number on the organizational sitting by a majority of members of the directors of Company receiving in a nem participation.

4.2. The face executing a functions of the sole actuator of Company, can not be simultaneous by the Chairman of Board of directors.

4.3. The board of directors has the right at any time to re-elect the Chairman of Board of directors.

4.4. The members of the directors have the right to elect the vice-president. In case of absence of the Chairman of Board of directors of Company all of its function (including right to sign the documents) is executed by its assistant, and in case of absence last - one of the members of the directors under the solution of Board of directors of Company received by a majority of its members participating in sitting.

4.5. The chairman of Board of directors will organize work of Board of directors, convokes its sittings and presides over them, organizes on sittings keeping of the minutes.

4.6. The chairman of Board of directors has no right to entrust fulfilment of the functions to otit face.

5. SECRETARY of BOARD of DIRECTORS

5.1. The secretary of Board of directors is assigned by the members of the directors on the organizational sitting by a majority of members of the directors receiving in a nem participation.

5.2. The board of directors has the right at any time to free from officiating the Secretary of Board of directors and to assign the new Secretary of Board of directors.

5.3. In case of absence of the Secretary of Board of directors the fulfilment of its responsibilities is assigned to diverse face by a majority of members of the directors sharing in sitting.

5.4. The secretary of Board of directors has the right:

5.4.1. To demand of the officials of Company the information and documents indispensable for opening-up of materials on the agenda of sittings of Board of directors;

5.4.2. To receive for fulfilment of the responsibilities reward and compensation of the consumptions, bound with fulfilment of functions of the Secretary of Board of directors, at a rate of and order, definite solution of Board of directors.

5.5. The secretary of Board of directors is obliged:

5.5.1. Messages and to make the minutes of sittings of Board of directors;

5.5.2. To keep account and to store the entering documentation and copies of the outgoing documentation of Board of directors;

5.5.3. To inform to the members of the directors realization of sittings of Board of directors in the order and terms established by the present Rule;

5.5.4. To dispatch the members of the directors materials indispensable for consideration of problems of the agenda of sittings of Board of directors, in the order and terms established by the present Rule;

5.5.5. To execute diverse functions, foreseen present Rule.

6. SITTING BOARD OF DIRECTORS

6.1. The sitting of Board of directors can be conducted in the form of joint presence or absentee ballot.

6.2. Sittings Board of directors should be conducted regularly pursuant to approved on sitting of Board of directors by the schedule of activity. If necessary Board of directors esteems problems, not live in the schedule of activity.

6.3. Sitting Board of directors is convoked by the Chairman of Board of directors under its own initiative, on demand of the member of the directors, Revision committee, auditor of Company, sole or collective actuator of Company, and also on demand of the shareholders (shareholders) possessing in aggregate not less in 5 percents of the voting shares of Company.

6.4. Requirement about convocation of sitting of Board of directors should be contained the following information:

6.4.1. Name of the pioneer of convocation eitit naming of a body(organ) or legal person who has shown the requirement;

6.4.2. In case the requirement about convocation outgoes from the shareholder, quantity and category (type) of initings to him of the shares;

6.4.3. Form of realization of sitting (joint presence or absentee ballot);

6.4.4. Date of realization of sitting in the form of joint presence, or, in case of realization of sitting in the form of absentee ballot, ending date of a method of written judgements of the members of the directors on the agenda;

6.4.5. Agenda of sitting;

6.4.6. List of the information (materials) granted the members of the directors to sitting.

Besides the requirement about convocation of sitting of Board of directors can contain the following information:

6.4.7. Time and site of negotiations of sitting (in case of realization of sitting in the form of joint presence);

6.4.8. Projects of the solutions on the agenda;

6.4.9. Diverse information at the discretion of of pioneer of convocation of sitting.

6.5. The notice on convocation of sitting of Board of directors is routed to each member of the directors togetit with indispensable materials in time not less than 14 days prior to realization of sitting.

If pursuant to the current legislation the sitting of Board of directors is necessary for conducting in more deadlines, term of a direction of the notice togetit with indispensable materials should be abbreviated.

The indicated term can also be abbreviated if necessary of emergency solution of any problems under condition of, if any of the members of the directors does not mind.

Without preliminary dispatch of the notices per day of general meeting of the shareholders, on which one the Board of directors is selected, the organizational sitting of Board of directors is carried out (in case the solution on a problem on election of the members of the directors, and also the totals of voting on it(him) were disclosed on general meeting of the shareholders, during which one was taken a vote).

In case the problem on the budget of Company (confirmation) is included in the agenda, the updating totals of fulfilment), notice on convocation of sitting of Board of directors togetit with indispensable for consideration of the indicated problem by materials is routed to the members of the directors in time not less than 20 days prior to realization of sitting in the form of joint presence (ending date of a method of written judgements of the members of the directors on the agenda).

The notice on realization of sitting is routed to the members of the directors in writing or diverse friend for them by a mode(image) (including by means of mail, telegraphic, teletype, telephone, electronic or other communication).

The notice on realization of sitting should contain the information indicated in п/п of 6.4.3.-6.4.8 present Rules, and also indicating on the address, on which one the members of the directors can route the written judgement.

At originating circumstances doing impossible or handicapping realization sittings, of handicapping in a place and (or) in time, about which one the members of the directors were notified, the sitting under the scheduled agenda can be conducted in diverse place and (or) in diverse time.

All members of the directors should be notified on change of a place and (or) time of sitting of Board of directors with allowance for normally of indispensable time for coming the members of the directors on sitting. The notice on the indicated changes is routed to the members of the directors in any form guaranteeing a receipt of notification by the member of the directors to the address of a location of the member of the directors or to the address of obtaining to them of the correspondence.

6.6. At decision making by Board of directors the members of the directors present on sitting, are obliged to express the judgement on the agenda by voting.

6.7. If the member of the directors can not personally be present on sitting, and also in case of realization of sitting by absentee ballot, the member of the directors should in writing express the judgement on the agenda.

In the event that the written judgement of the member of the directors contains its voting, it is allowed at definition of quorum and results of the ballot.

The written judgement should be submitted(shown) by the member of the directors before realization of sitting of Board of directors or, in case of realization of sitting in the form of absentee ballot, not later ending date of a method of written judgements of the members of the directors.

6.8. The chairman is obliged to disclose written judgement of the member of the directors missing on sitting of Board of directors, prior to the beginning voting on the agenda, on which one this judgement is submitted(shown).

If the obtained written judgement contains the proposal of the project of the solution essentially(much) distinguished from offered for voting originally, the Secretary of Board of directors should up to design of the minutes acquaint the remaining members of the directors with indicated judgement, having offered to notify on it(him) the judgement expressed by voting, in writing or diverse friend for them by a mode(image) (including by means of mail, telegraphic, teletype, telephone, electronic or diverse communication(connection)

6.9. At the solution of problems on sitting of Board of directors each member of the directors has one voice.

The subrogation of a voice by the member of the directors to diverse face, including otit member of the directors, is not enabled.

In case of equalling of voices of the members of the directors of Company at decision making the Chairman of Board of directors has deciding vote.

6.10. On sitting of Board of directors by the Secretary of Board of directors is taken minutes.

The minutes of sitting of Board of directors is made not later than 3 days after its realization in the form of joint presence (termination(ending) of term of a method of written judgements in case of absentee ballot).

In the minutes of sitting it are indicated:

• Place and time of its realization in the form of joint presence, or, in case of absentee ballot, place of executing a process-verbal and ending date of term of a method of written judgements of the members of the directors;
• Faces present on sitting (in case of realization of sitting in the form of joint presence);
• Faces presented written judgement on the agenda;
• Agenda of sitting;
• Problems which have been put to vote, and totals of voting on them;
• Adopted solutions.

The minutes of sitting of Board of directors is signed by the chairman on sitting and secretary Советьа of the directors.

In case of the count at definition of availability of quorum and results of the ballot on the agenda of written judgement of the member of the directors obtained from the members of the directors the written judgements on the agenda attach by the way of appendices the minutes.

The company is obliged to store the minutes of sittings of Board of directors on a location of its actuator in the order and during terms established by a federal executive body on a securities market. If such terms are not established, the Company is obliged permanently to store the minutes of sittings of Board of directors.

The company is obliged to supply(ensure) to the shareholders, and also members of the directors, revision committee, auditor of Company access to the minutes of sittings of Board of directors.

6.11. In cases, when pursuant to the Charter of Company the solution is received by the majority in three quarters of voices or solidly by all members of the directors disregarding of voices of the leaving members of the directors, the leaving members of the directors are perceived died, is unknown missing and recognized incapable.

7. REWARD to the MEMBERS of the DIRECTORS And INDEMNIFICATION(COMPENSATION) of the COSTS, BOUND With FULFILMENT by THEM of THE RESPONSIBILITIES

7.1. To the members of the directors of Company in the season(term) of fulfilment they of the responsibilities pay reward and the consumptions, bound with fulfilment by them of functions of the members of the directors are indemnified.

7.2. The monthly reward is established(set):

- - to the chairman of Board of directors at a rate of 60 % from the salary of the General director of Company;
- - to the members of the directors at a rate of 40 % from the salary of the General director of Company;

The payment of reward is made quarterly.

Under the totals of year the annual reward at a rate of 0,3 % from a net profit of Company obtained for a financial year is paid to the members of the directors.

In a case неучастиячлена of Board of directors in activity of Board of directors during one quarter the reward for the indicated season(term) is not paid. The rate of commission under the totals of year thus proportionally decreases.

8. ORDER of the STATEMENT(CONFIRMATION) of a RULE And DEPOSITING Into HIM(IT) of CHANGES

8.1. The present Rule asserts(approves) by general meeting of the shareholders by a majority of shareholders - holders(owners) of the voting shares of Company.

8.2. The present Rule can be supplemented and is changed by general meeting of the shareholders by a majority of shareholders - holders(owners) of the voting shares of Company.

8.3. If as a result of change of the legislation of Russian Federation or Charter of Company the separate articles of the present Rule enter with it(him) an inconsistency, the Rule is applied in a part which is not contradicting to the current legislation and the Charter of Company.

Проект

Утвержден в новой редакции
общим собранием акционеров
ОАО «Нижегородсвязьинформ»
"____"____________ 2002г.
Протокол № ___ от «__»_________ 2002г.

Председатель общего
собрания акционеров
______________________ В.Ф.Люлин

У С Т А В
Открытого акционерного общества «Связьинформ» Нижегородской области (ОАО «Нижегородсвязьинформ»)

г. Нижний Новгород
2002 г.

Статья 1
Общие положения

1.1. Открытое акционерное общество «Связьинформ» Нижегородской области (в дальнейшем именуемое "Общество") учреждено Комитетом по управлению государственным имуществом Нижегородской области Распоряжением главы администрации г. Нижнего Новгорода № 1605-р от 15 декабря 1993 г. в соответствии с Указом Президента Российской Федерации от 1 июля 1992г. № 721 "Об организационных мерах по преобразованию государственных предприятий, добровольных объединений государственных предприятий в акционерные общества", а также постановлением Правительства Российской Федерации от 22 декабря 1992г. № 1003 "О приватизации предприятий связи" на базе государственного предприятия связи и информатики «Россвязьинформ» и является его правопреемником всех прав и обязанностей.

1.2. Срок деятельности Общества не ограничен. Деятельность Общества прекращается по решению общего собрания акционеров, либо по основаниям, предусмотренными Федеральным законом "Об акционерных обществах" и Гражданским кодексом Российской Федерации.

Статья 2
Наименование, место нахождения Общества

2.1. Полное фирменное наименование Общества на русском языке — Открытое акционерное общество «Связьинформ» Нижегородской области.

2.2. Сокращенное фирменное наименование Общества на русском языке – ОАО «Нижегородсвязьинформ».

2.3. Полное фирменное наименование Общества на английском языке – Open Joint Stock Company «Svyazinform» of N. Novgorod Region.

2.4. Сокращенное фирменное наименование Общества на английском языке – OJSC «Nizhegorodsvyazinform».

2.5. Место нахождения Общества – 603000, г. Нижний Новгород, пл. М. Горького, Дом связи.

2.6. Почтовый адрес Общества – 603000, г. Нижний Новгород, пл. М. Горького, Дом связи.

Статья 3
Юридический статус Общества

3.1. Общество по своему типу является открытым акционерным обществом. Общество создано на неограниченный срок деятельности.

Правовое положение Общества, порядок его реорганизации и ликвидации, а также права и обязанности акционеров Общества определяются Гражданским кодексом Российской Федерации, Федеральным законом "Об акционерных обществах", прочими Федеральными законами, иными правовыми актами Российской Федерации, принятыми соответствующими государственными органами в пределах их полномочий, а также настоящим Уставом.

В случае последующего изменения норм действующего законодательства и иных правовых актов Российской Федерации, настоящий Устав действует в части не противоречащей их императивным нормам.

По вопросам, не нашедшим отражения в настоящем Уставе, Общество руководствуется действующим законодательством Российской Федерации, а также иными правовыми актами, принятыми в пределах полномочий соответствующих государственных органов.

3.2. Общество является юридическим лицом и имеет в собственности обособленное имущество, учитываемое на его самостоятельном балансе, может от своего имени приобретать и осуществлять имущественные и личные неимущественные права, нести обязанности, быть истцом и ответчиком в суде.

Общество имеет круглую печать, содержащую его полное фирменное наименование на русском языке и указание на место его нахождения, а также другие печати, содержащие надписи, определенные в установленном порядке, штампы и фирменные бланки с наименованием Общества, собственную эмблему, товарный знак, зарегистрированный в установленном порядке, и другие средства визуальной идентификации.

Филиалам и другим структурным подразделениям Общества допускается иметь круглую печать, содержащую полные наименования: Общества, соответствующего филиала, структурного подразделения на русском языке и указание на место регистрации Общества, а также другие печати, содержащие надписи, определенные в установленном порядке, соответствующие штампы и бланки, выполненные в едином фирменном стиле, причем информация о наличии круглых печатей должна быть внесена в Положения о соответствующих филиалах и структурных подразделениях.

Общество вправе в установленном порядке открывать банковские счета на территории Российской Федерации и за ее пределами.

3.3. Общество несет ответственность по своим обязательствам в пределах принадлежащего ему имущества и имущественных прав, на которые по законодательству Российской Федерации может быть обращено взыскание. Акционеры не отвечают по обязательствам Общества и несут риск убытков, связанных с его деятельностью, в пределах стоимости принадлежащих им

акций. Акционеры, не полностью оплатившие акции, несут солидарную ответственность по обязательствам Общества в пределах неоплаченной части стоимости принадлежащих им акций.

3.4. Общество не отвечает по обязательствам государства и своих акционеров, равно как государство не отвечает по обязательствам Общества.

3.5. Общество в целях реализации государственной, социальной, экономической и налоговой политики несет ответственность за сохранность документов (управленческих, финансово-хозяйственных, по личному составу и др.), обеспечивает передачу на государственное хранение документов, имеющих научно-историческое значение, хранит и использует в установленном порядке документы по личному составу, а также персональные данные работников Общества.

Статья 4
Цель и виды деятельности Общества

4.1. Целью Общества является извлечение прибыли.

4.2. Основными видами деятельности Общества являются:

4.2.1. предоставление услуг местной и внутризоновой телефонной связи;

4.2.2. предоставление услуг междугородной и международной телефонной связи;

4.2.3. предоставление услуг телеграфных служб, услуг передачи данных и телематических услуг (в т.ч. Интернет);

4.2.4. предоставление в аренду физических цепей, каналов и трактов связи, включая каналы вещания;

4.2.5. трансляция звуковых программ по сети проводного вещания;

4.2.6. предоставление услуг персонального радиовызова;

4.2.7. предоставление услуг сотовой радиотелефонной связи;

4.2.8. предоставление услуг подвижной радиосвязи (типа "Алтай");

4.2.9. предоставление услуг радиально-зоновой сети (транкинг);

4.2.10. предоставление услуг интеллектуальной сети связи;

4.2.11. предоставление услуг эфирного и кабельного телевидения;

4.2.12. предоставление услуг эфирной трансляции телевизионных, звуковых программ и передача дополнительной информации;

4.2.13. организация защиты сведений, составляющих государственную тайну, тайну связи и иную охраняемую законом тайну;

4.2.14. организация восстановления сетей и средств связи при авариях и повреждениях;

4.2.15. приоритетное предоставление услуг и средств связи в интересах обороны, государственного управления, безопасности и правопорядка;

4.2.16. выполнение мероприятий по обеспечению услугами связи в чрезвычайных ситуациях;

4.2.17. реализация в установленном порядке планов мобилизационной подготовки сети связи и мероприятий при чрезвычайных ситуациях.

4.3. Обладая общей правоспособностью, Общество имеет гражданские права и несет обязанности, необходимые для осуществления любых иных видов деятельности, не запрещенных федеральными законами, в том числе:

- ремонтно-строительные работы, осуществление строительства объектов подрядным и хозяйственным способом, капитальный ремонт и реконструкция сооружений связи;

- переподготовка кадров;

- физкультурная, культурно-массовая и оздоровительная деятельность;

- оказание услуг для детей дошкольного возраста.

Отдельными видами деятельности, перечень которых определяется федеральными законами, Общество может заниматься только на основании специального разрешения (лицензии),

Статья 5
Филиалы и представительства Общества

5.1. Общество в установленном порядке имеет право создавать филиалы и открывать представительства на территории Российской Федерации. Филиалы и представительства не являются юридическими лицами.

5.2. Общество имеет следующие филиалы:

5.2.1. Арзамасский межрайонный узел электросвязи расположенный по адресу: 607220, Нижегородская область, г. Арзамас, ул. Пушкина, 145;

5.2.2. Городецкий межрайонный узел электросвязи расположенный по адресу: 606500,Нижегородская область, г. Городец, ул. Пролетарская, 15;

5.2.3. Кстовский межрайонный узел электросвязи расположенный по адресу: 607650, Нижегородская область, г. Кстово, пр. Победы, 12;

5.2.4. Уренский межрайонный узел электросвязи расположенный по адресу: 606800, Нижегородская область, г. Урень, ул. Вокзальная, 2;

5.2.5. Дзержинский межрайонный узел электросвязи расположенный по адресу: 606000, Нижегородская область, г. Дзержинск, пр. Дзержинского, 2;

5.2.6. Нижегородская междугородная телефонная станция расположенная по адресу: 603022, г. Нижний Новгород, пр.Гагарина, 11;

5.2.7. Нижегородская городская телефонная сеть расположенная по адресу: 603115, г. Нижний Новгород, ул. Ванеева, 9а;

5.2.8. Информационно-вычислительный центр расположенный по адресу: 603006, г. Нижний Новгород, ул. Ковалихинская, 2а;

5.2.9. «Кировэлектросвязь» расположенный по адресу: 601000, г. Киров, ул. Дрелевского,43/1;

5.2.10. «Мартелком» республики Марий Эл расположенный по адресу: 424000, Республика Марий Эл, г. Йощкар-ола, ул. Советская, 138;

5.2.11. «Связьинформ» республики Мордовия расположенный по адресу: 430000, г. Саранск, ул. Большевитская,13;

5.2.12.«Электросвязь» Оренбургской области расположенный по адресу: 460000, г. Оренбург, ул. Володарского,11;

5.2.13. «Связьинформ» Пензенской области расположенный по адресу: 440606, г. Пенза, ул. Куприна, 1/3;

5.2.14.«Связьинформ» Самарской области расположенный по адресу: 443099, г. Самара, ул. Ленинградская,24;

5.2.15. «Саратовэлектросвязь» расположенный по адресу: 410600, г. Саратов, ул. Киселева, 40;

5.2.16. «Электросвязь» Ульяновской области расположенный по адресу: 432601, г. Ульяновск, ул. Л.Толстого, 60;

5.2.17.«Телекоммуникационные сети связи Удмуртской республики» расположенный по адресу: 426008, г. Ижевск, ул. Пушкина, 278;

5.2.18.«Связьинформ» Чувашской республики расположенный по адресу: 428000, Чувашская Республика, г. Чебоксары, пр. Ленина, 2.

5.3. Филиалы и представительства Общества действуют в соответствии с Положениями о них, утверждаемыми Советом директоров. Совет директоров принимает решение о создании филиалов, открытии представительств и их ликвидации.

Руководители филиалов и представительств назначаются и освобождаются от должности Генеральным директором по согласованию с Советом директоров Общества и действуют от имени Общества на основании доверенности.

Статья 6
Уставный капитал Общества. Размещенные и объявленные акции

6.1. Уставный капитал Общества составляет 583 387, 5 тыс. рублей.

6.2. Уставный капитал Общества состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами, в том числе:

6.2.1. Обыкновенные именные акции - 87 508 200 штук. Номинальная стоимость каждой обыкновенной акции составляет 5 (Пять) рублей.

6.2.2. Привилегированные именные акции типа А - 29 169 300 штук. Номинальная стоимость каждой привилегированной акции типа А составляет 5 (Пять) рублей.

6.3. Общество вправе размещать 159 766 200 штук обыкновенных именных бездокументарных акций дополнительно к размещенным

обыкновенным акциям (объявленные акции). Номинальная стоимость каждой объявленной обыкновенной акции составляет 5 (Пять) рублей.

Общество вправе размещать 53 354 600 штук привилегированных именных бездокументарных акций типа А дополнительно к размещенным привилегированным акциям (объявленные акции). Номинальная стоимость каждой объявленной привилегированной акции типа А составляет 5 (Пять) рублей.

6.4. Объявленные акции, предусмотренные п.6.3 настоящего Устава, в случае их размещения будут обладать всеми правами, установленными статьями 7, 8 Устава для акций Общества соответствующей категории (типа).

6.5. Уставный капитал Общества может быть увеличен в порядке, предусмотренном действующим законодательством Российской Федерации и настоящим Уставом, следующими способами:

6.5.1. путем увеличения номинальной стоимости акций Общества;

6.5.2. путем размещения дополнительных акций по открытой или закрытой подписке.

6.6. При увеличении уставного капитала Общества путем размещения дополнительных акций по открытой или закрытой подписке оплата размещаемых акций может быть осуществлена на основании решения о размещении акций деньгами, ценными бумагами, другим имуществом или имущественными правами либо иными правами, имеющими денежную оценку.

6.7. Увеличение уставного капитала Общества путем увеличения номинальной стоимости акций осуществляется на основании решения общего собрания акционеров Общества, принятого большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании.

6.8. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством закрытой подписки, также как увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки в случае, если количество дополнительно размещаемых по открытой подписке акций составляет более 25 процентов ранее размещенных Обществом акций, осуществляется на основании решения общего собрания акционеров Общества, принятого большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

6.9. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки осуществляется на основании решения Совета директоров Общества, принятого единогласно всеми членами Совета директоров Общества без учета голосов выбывших директоров Общества в случае, если количество дополнительно размещаемых акций составляет 25 и менее процентов ранее размещенных Обществом акций.

6.10. Увеличение уставного капитала Общества путем размещения дополнительных акций за счет имущества Общества осуществляется на основании решения Совета директоров Общества, принятого единогласно всеми членами Совета директоров Общества за исключением голосов выбывших директоров Общества.

6.11. Уставный капитал Общества может быть уменьшен в порядке, предусмотренном действующим законодательством Российской Федерации и настоящим Уставом, следующими способами:

6.11.1. путем уменьшения номинальной стоимости размещенных Обществом акций;

6.11.2. путем приобретения части акций в целях сокращения их общего количества;

6.11.3. путем погашения размещенных акций, приобретенных Обществом по решению Совета директоров и не реализованных Обществом в течение года с момента их приобретения Обществом;

6.11.4. путем погашения выкупленных Обществом акций.

6.12. Уменьшение уставного капитала Общества способами, предусмотренными п.6.11 настоящего Устава, осуществляется на основании решения Общего собрания акционеров Общества, принятого большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании.

6.13. При уменьшении уставного капитала Общества способами, предусмотренными п.6.11.3, п.6.11.4 настоящего Устава, общее собрание акционеров помимо решения об уменьшении уставного капитала Общества принимает решение о внесении соответствующих изменений в Устав Общества. Такое решение принимается тремя четвертями голосов акционеров – владельцев голосующих акций, принимающих участие в собрании.

6.14. Общество не вправе уменьшать свой уставный капитал, если в результате такого уменьшения его размер станет меньше тысячекратной суммы минимального размера оплаты труда, установленного федеральным законом на дату представления документов для государственной регистрации соответствующих изменений в Уставе Общества, а в случае, если Общество в соответствии с требованиями действующего законодательства Российской Федерации обязано уменьшить свой уставный капитал - на дату государственной регистрации Общества.

6.15. Если по окончании второго и каждого последующего финансового года в соответствии с годовым бухгалтерским балансом, предложенным для утверждения акционерам Общества, или результатами аудиторской проверки стоимость чистых активов Общества оказывается меньше его уставного

капитала, Общество обязано уменьшить свой уставный капитал до величины, не превышающей стоимости его чистых активов.

Статья 7
Права и обязанности акционеров-владельцев обыкновенных акций Общества

7.1. Каждая обыкновенная акция Общества предоставляет акционеру – ее владельцу одинаковый объем прав.

7.2. Каждый акционер – владелец обыкновенных акций Общества имеет право:

7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;

7.2.2. получать дивиденды в порядке, предусмотренном действующим законодательством Российской Федерации и настоящим Уставом, в случае их объявления Обществом;

7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;

7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона «Об акционерных обществах», в порядке, предусмотренном ст.91 указанного закона;

7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;

7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;

7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;

7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;

7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;

7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;

7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере.

7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и

о количестве, категории и номинальной стоимости, принадлежащих им акций (Данная информация предоставляется без указания адресов акционеров).

7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц.

7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные, документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.

7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и настоящим Уставом срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами.

7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.

7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.

7.10. Акционеры – владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской

Федерации, иными правовыми актами Российской Федерации, изданными в пределах их полномочий, а также настоящим Уставом.

7.11. Каждый акционер – владелец обыкновенных акций Общества обязан:

- информировать держателя реестра акционеров Общества об изменении своих данных;
- не разглашать конфиденциальную информацию о деятельности Общества.

7.12. В случае, если акционер Общества имеет намерение самостоятельно или совместно со своим аффилированным лицом (лицами) приобрести 30 и более процентов размещенных обыкновенных акций Общества, то данный акционер обязан не ранее чем за 90 дней и не позднее чем за 30 дней до даты приобретения акций направить в Общество письменное уведомление о намерении приобрести указанные акции. После совершения данной сделки (сделок) по приобретению акций этот акционер в течение 30 дней с даты приобретения обязан предложить акционерам Общества продать ему принадлежащие им обыкновенные акции Общества и эмиссионные ценные бумаги, конвертируемые в обыкновенные акции по рыночной цене, но не ниже их средневзвешенной цены за шесть месяцев, предшествующих дате приобретения.

Статья 8
Права и обязанности акционеров – владельцев привилегированных акций типа А

8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру – ее владельцу одинаковый объем прав.

8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных настоящим Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.

8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу

внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.

8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11 настоящего Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам – владельцам привилегированных акций типа А в том числе в случае, когда данные акции не являются голосующими.

8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 настоящего Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.

8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры – владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, иными правовыми актами Российской Федерации, а также настоящим Уставом.

8.10. Каждый акционер – владелец привилегированных акций типа А обязан:

- информировать держателя реестра акционеров Общества об изменении своих данных;

- не разглашать конфиденциальную информацию о деятельности Общества.

Статья 9
Фонды Общества

9.1. В Обществе создается резервный фонд путем ежегодных отчислений не менее 5 процентов чистой прибыли Общества, до достижения им размера 5 процентов от уставного капитала Общества.

Резервный фонд предназначен для покрытия убытков Общества, а также для погашения облигаций Общества и выкупа акций Общества в случае отсутствия иных средств.

Резервный фонд не может быть использован для иных целей.

9.2. В Обществе решением общего собрания акционеров по вопросу, предусмотренному п/п 14 п.12.2 настоящего Устава, может быть принято решение о создании иных фондов, в том числе фонда акционирования работников Общества.

Средства фонда акционирования расходуются исключительно на приобретение акций Общества, продаваемых акционерами Общества, для последующего размещения его работникам.

При возмездной реализации работникам Общества акций, приобретенных за счет средств фонда акционирования работников Общества, вырученные средства направляются на формирование указанного фонда.

Порядок образования, расходования средств фонда, его назначение определяется Положением о фонде акционирования, утверждаемым Советом директоров Общества.

Статья 10
Дивиденды Общества

10.1. Общество вправе один раз в год принимать решение (объявлять) о выплате дивидендов по размещенным акциям.

Дивиденды выплачиваются из чистой прибыли Общества, указанной в Отчете о прибылях и убытках Общества по итогам работы за год. Дивиденды по привилегированным акциям могут выплачиваться за счет специально предназначенных для этого фондов Общества.

В случае реорганизации Общества в форме присоединения к нему других обществ чистая прибыль Общества определяется путем суммирования его чистой прибыли и чистых прибылей (убытков) присоединяемых обществ, исчисленных в соответствии с нормативными актами по бухгалтерскому учету в Отчетах о прибылях и убытках присоединяемых обществ на последнюю отчетную дату (дату реорганизации).

Решение о выплате годовых дивидендов, размере годового дивиденда и форме его выплаты по акциям каждой категории (типа) принимается общим

собранием акционеров. Размер годовых дивидендов не может быть больше рекомендованного Советом директоров Общества.

Для выплаты дивидендов в Обществе составляется список лиц, имеющих право получения годовых дивидендов. Данный список составляется по данным реестра на дату составления списка лиц, имеющих право участвовать в годовом общем собрании акционеров.

10.2. Дивиденды по привилегированным акциям типа А и обыкновенным акциям Общества выплачиваются в сроки, устанавливаемые решением общего собрания акционеров о выплате годовых дивидендов Общества. Указанный срок устанавливается не позднее окончания финансового года, в котором принято решение о выплате годовых дивидендов.

Размер дивидендов по привилегированным акциям типа А определен в п. 8.2. настоящего Устава.

10.3. Объявленные Обществом дивиденды могут выплачиваться как деньгами, так и иным имуществом в случае, если общим собранием акционеров Общества принято решение о выплате дивидендов в неденежной форме.

Решение общего собрания акционеров о выплате дивидендов Общества в неденежной форме принимается только на основании предложения Совета директоров Общества, в котором должно быть указано имущество Общества, направляемое на выплату дивидендов.

10.4. При принятии решения (объявлении) о выплате дивидендов Общество обязано руководствоваться ограничениями, установленными федеральными законами.

Статья 11
Реестр акционеров Общества. Регистратор Общества

11.1. Общество обеспечивает ведение и хранение реестра акционеров Общества в соответствии с требованиями, установленными действующим законодательством Российской Федерации и иными правовыми актами Российской Федерации.

11.2. Держателем реестра акционеров Общества является специализированный регистратор, осуществляющий деятельность по ведению реестра акционеров как исключительную и имеющий лицензию установленного образца на осуществление настоящей деятельности.

Утверждение регистратора Общества и условий договора с ним, а также расторжение договора с регистратором Общества осуществляется на основании решения Совета директоров Общества.

11.3. Общество не освобождается от ответственности за ведение и хранение реестра акционеров. В случае, если неправомерными действиями регистратора нарушены гражданские права акционера или номинального

держателя, такой акционер или номинальный держатель вправе в установленном действующем законодательством Российской Федерации порядке обратиться в суд с требованием к Обществу восстановить нарушенные гражданские права, в том числе возместить убытки.

11.4. Регистратор Общества выполняет функции счетной комиссии Общества. При этом, регистратор Общества проверяет полномочия и регистрирует лиц, участвующих в общем собрании акционеров Общества, определяет кворум общего собрания акционеров, разъясняет вопросы, возникающие в связи с реализацией акционерами (их представителями) права голоса на общем собрании, разъясняет порядок голосования по вопросам, выносимым на голосование, обеспечивает установленный порядок голосования и права акционеров на участие в голосовании, подсчитывает голоса и подводит итоги голосования, составляет протокол об итогах голосования, передает в архив бюллетени для голосования.

При исполнении функций счетной комиссии регистратор подчиняется внутренним документам Общества.

Статья 12
Общее собрание акционеров

12.1. Общее собрание акционеров является высшим органом управления Общества.

12.2. К компетенции общего собрания акционеров относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, Генеральному директору или Правлению Общества:

1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;

5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;

6) назначение единоличного исполнительного органа (Генерального директора), а также досрочное прекращение его полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

7) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

8) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

9) увеличение уставного капитала Общества путем размещения дополнительных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

10) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

11) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций;

погашения размещенных акций, приобретенных Обществом по решению Совета директоров и не реализованных в течение года с момента их приобретения Обществом,

погашения выкупленных Обществом акций;

приобретения Обществом части акций в целях сокращения их общего количества,

решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

12) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

13) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

14) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата

(объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

15) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

16) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

17) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";

18) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

19) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

20) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

21) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

22) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего

законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

23) освобождение лица, которое самостоятельно или совместно со своими аффилированными лицами приобрело 30 и более процентов размещенных обыкновенных акций Общества, от обязанности приобретения акций у иных акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании, за исключением голосов по акциям, принадлежащих указанному лицу и его аффилированным лицам;

24) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему;

25) решение иных вопросов, предусмотренных Федеральным законом «Об акционерных обществах» и настоящим Уставом.

12.3. Общее собрание акционеров вправе принимать решения по вопросам, предусмотренным п/п 2, 8, 9, 10, 16 – 20, *24* п. 12.2 настоящего Устава исключительно по предложению Совета директоров. При этом иные лица, имеющие в соответствии с действующим законодательством Российской Федерации полномочия вносить предложения в повестку дня годового или внеочередного общего собрания акционеров, не вправе требовать от Совета директоров внесения в повестку дня собрания перечисленных вопросов.

Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, которые не отнесены к его компетенции Федеральным законом "Об акционерных обществах".

Общее собрание не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменить повестку дня.

12.4. При решении на общем собрании акционеров вопросов о внесении изменений и дополнений в настоящий Устав, ограничивающих права акционеров – владельцев привилегированных акций Общества определенного типа, решение о таких изменениях и дополнениях считается принятым, если за него отдано не менее чем три четверти голосов акционеров – владельцев обыкновенных акций Общества, принимающих участие в собрании и три четверти голосов всех акционеров – владельцев привилегированных акций Общества определенного типа.

12.5. Общество обязано ежегодно проводить годовое общее собрание акционеров.

Годовое общее собрание акционеров проводится не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года.

На годовом общем собрании акционеров должны решаться вопросы избрание Совета директоров Общества,

избрание Ревизионной комиссии Общества,

утверждение аудитора Общества,

утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года,

а также могут решаться иные вопросы, отнесенные к компетенции общего собрания акционеров.

12.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа, установленный настоящим Уставом, а также кандидата на должность Генерального директора Общества. Такие предложения должны поступить в Общество не позднее чем через 45 дней после окончания финансового года.

Предложения о внесении вопросов в повестку дня годового общего собрания акционеров и о выдвижении кандидатов в органы управления и контроля Общества должны содержать информацию, предусмотренную п.п.3, 4 ст.53 Федерального закона «Об акционерных обществах».

Поступившие в Общество предложения о внесении вопросов в повестку дня годового общего собрания акционеров и о выдвижении кандидатов в органы управления и контроля Общества, могут быть отозваны акционерами (акционером), внесшими предложения, до окончания срока поступления предложений в Общество.

12.7. Проводимые помимо годового общие собрания акционеров, являются внеочередными.

Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется Советом директоров общества.

12.8. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда по решению Совета директоров Общества назначен временный Генеральный директор Общества, внеочередное общее собрание акционеров созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса о досрочном прекращении полномочий Генерального директора Общества и о назначении Генерального директора Общества, должно быть проведено в течение 40 дней с момента принятия решения о его проведении Советом директоров Общества.

12.9. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

12.10. При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный настоящим Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

Предложения о выдвижении кандидатов в Совет директоров Общества должны содержать информацию, предусмотренную п.п.3, 4 ст.53 Федерального закона «Об акционерных обществах».

Поступившие в Общество предложения о выдвижении кандидатов в Совет директоров Общества, могут быть отозваны акционерами (акционером), внесшими предложения, до окончания срока поступления предложений в Общество.

12.11. При подготовке к проведению общего собрания акционеров Совет директоров Общества определяет:

форму проведения общего собрания акционеров (собрание или заочное голосование);

дату, место, время проведения общего собрания акционеров и почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования дату

окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

дату составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестку дня общего собрания акционеров;

порядок сообщения акционерам о проведении общего собрания акционеров;

перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;

форму и текст бюллетеней для голосования.

12.12. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.

Дата составления списка лиц, имеющих право на участие в общем собрании акционеров, устанавливается не ранее даты принятия решения о проведении общего собрания акционеров, не более чем за 50 дней и не менее чем за 45 дней до даты его проведения.

Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, устанавливается не ранее даты принятия решения о проведении внеочередного общего собрания акционеров, не более чем за 65 дней и не менее чем за 45 дней до даты его проведения.

12.13. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 20 дней, а сообщение о проведении общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества – не позднее чем за 30 дней до даты его проведения.

В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись. Сообщение о проведении общего собрания акционеров может быть также опубликовано в газете «Нижегородские Новости».

12.14. Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности,

сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества, на должность Генерального директора Общества,

проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,

проекты внутренних документов Общества,

проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров,

проекты решений общего собрания акционеров,

иная информация (материалы), необходимая для принятия решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров.

12.15 Общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества.

Принявшими участие в общем собрании акционеров считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее двух дней до даты проведения общего собрания акционеров. Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания приема бюллетеней.

12.16. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

12.17. При отсутствии кворума для проведения годового общего собрания акционеров должно быть проведено повторное годовое общее собрание акционеров с той же повесткой дня. При отсутствии кворума для проведения внеочередного общего собрания акционеров может быть проведено повторное внеочередное общее собрание акционеров с той же повесткой дня.

Повторное общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности не менее чем 30 процентами голосов размещенных голосующих акций общества.

Сообщение о проведении повторного общего собрания акционеров и направление (вручение) бюллетеней для голосования осуществляется не

позднее чем за 20 дней до даты проведения повторного общего собрания акционеров.

Сообщение о проведении повторного общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества, осуществляется не позднее чем за 30 дней до даты проведения повторного общего собрания акционеров.

При проведении повторного общего собрания акционеров менее чем через 40 дней после несостоявшегося общего собрания акционеров лица, имеющие право на участие в общем собрании акционеров, определяются в соответствии со списком лиц, имевших право на участие в несостоявшемся общем собрании акционеров.

12.18. Иные вопросы, связанные с подготовкой и проведением годового и внеочередного общих собраний акционеров, в том числе порядок ведения общего собрания акционеров, определяются Положением об общем собрании акционеров Общества, утверждаемым общим собранием акционеров.

Статья 13
Совет директоров Общества

13.1. Совет директоров – коллегиальный орган управления Общества, осуществляющий общее руководство деятельностью Общества.

13.2. Совет директоров Общества ежегодно избирается годовым общим собранием акционеров в количестве 11 человек кумулятивным голосованием.

13.3. Общее собрание акционеров вправе принять решение о досрочном прекращении полномочий членов Совета директоров. При этом такое решение может быть принято только в отношении всех членов Совета директоров одновременно.

В случае досрочного прекращения полномочий Совета директоров полномочия нового состава Совета директоров действуют до ближайшего по срокам годового общего собрания.

13.4. К компетенции Совета директоров Общества относятся следующие вопросы:

1) определение приоритетных направлений деятельности Общества, в том числе утверждение бюджетов, бизнес-планов, стратегий и программ развития Общества;

2) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона «Об акционерных обществах»;

3) утверждение повестки дня общего собрания акционеров;

4) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции

Совета директоров Общества в соответствии с положениями главы VII Федерального закона «Об акционерных обществах» и связанные с подготовкой и проведением общего собрания акционеров;

5) предварительное утверждение годового отчета Общества;

6) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций за счет имущества Общества в пределах количества объявленных акций, определенных настоящим Уставом;

7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций по открытой подписке в пределах количества объявленных акций, если количество дополнительно размещаемых акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;

9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом «Об акционерных обществах»;

11) утверждение решений о выпуске ценных бумаг, проспектов эмиссии ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, ежеквартальных отчетов эмитента эмиссионных ценных бумаг;

12) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, определение размера оплаты услуг аудитора;

13) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты;

14) использование резервного фонда и иных фондов Общества;

15) утверждение внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;

16) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 1 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества;

17) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;

18) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона «Об акционерных обществах»;

19) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;

20) принятие решений об участии (вступлении в качестве участника, прекращении участия, изменении доли участия) Общества в других организациях, в том числе путем покупки, продажи акций, долей других организаций;

21) принятие решений по вопросам повестки дня общих собраний дочерних обществ (высших органов управления иных организаций), единственным участником которых является Общество;

22) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;

23) утверждение регистратора Общества и условий договора с ним, а также расторжение договора с ним;

24) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;

25) назначение Секретаря Совета директоров и определение размера его вознаграждения;

26) определение количественного состава и назначение членов Правления Общества, а также досрочное прекращение их полномочий;

27) согласование кандидатов на должность руководителей филиалов и представительств и освобождения их от должности;

28) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;

29) утверждение условий договоров, заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;

30) продление срока действия договора с Генеральным директором Общества в пределах срока, установленного настоящим Уставом;

31) продление срока действия договоров с членами Правления, руководителями филиалов и представительств;

32) согласование структуры Общества;

33) приостановление полномочий Генерального директора или полномочий управляющей организации (управляющего);

34) назначение временного Генерального директора;

35) иные вопросы, предусмотренные Федеральным законом «Об акционерных обществах» и настоящим Уставом.

13.5. Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

13.6. Решения по вопросам, указанным в п/п 6, 7, 17 п.13.4 настоящего Устава, принимаются единогласно всеми членами Совета директоров Общества за исключением голосов выбывших членов Совета директоров Общества.

В том случае, если единогласие Совета директоров Общества по вопросам, предусмотренным п/п 6, 7, 17 п.13.4 настоящего Устава не достигнуто, по решению Совета директоров Общества указанные вопросы могут быть вынесены на решение общего собрания акционеров. При этом решения по ним принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

13.7. Решения по вопросам, указанным в п.п.15.6, 15.7, *15.8* настоящего Устава, принимаются тремя четвертями голосов членов Совета директоров Общества за исключением голосов выбывших членов Совета директоров.

13.8. Иные, помимо перечисленных в п.п.13.*6,* 13.*7* настоящего Устава, вопросы, отнесенные к компетенции Совета директоров Федеральным законом «Об акционерных обществах» и настоящим Уставом, принимаются большинством голосов членов Совета директоров Общества, принимающих участие в заседании.

13.9. Порядок созыва и проведения заседаний Совета директоров, размер и порядок выплаты вознаграждений и компенсаций членам Совета директоров определяются Положением о Совете директоров, утверждаемым общим собранием акционеров.

13.10. Заседания Совета директоров Общества созываются Председателем Совета директоров по его собственной инициативе, по требованию члена Совета директоров, Ревизионной комиссии Общества, аудитора Общества, единоличного или коллегиального исполнительного органа Общества, а также по требованию акционеров (акционера), владеющих в совокупности не менее 5 процентами голосующих акций Общества.

13.11. Кворум для проведения заседаний Совета директоров Общества составляет более половины от числа избранных членов Совета директоров.

13.12. При определении наличия кворума и результатов голосования Совета директоров учитывается письменное мнение члена Совета директоров Общества, отсутствующего на его заседании.

13.13. Совет директоров Общества вправе принимать решения заочным голосованием.

13.14. При решении вопросов на заседании Совета директоров Общества каждый член Совета директоров обладает одним голосом. При принятии Советом директоров решений Председатель Совета директоров обладает правом решающего голоса в случае равенства голосов членов Совета директоров Общества.

13.15. Председатель Совета директоров Общества организует его работу, созывает заседания Совета директоров и председательствует на них, организует на заседаниях ведение протокола.

13.16. Совет директоров вправе назначить заместителя председателя Совета директоров. В случае отсутствия Председателя Совета директоров Общества его функции (в том числе право подписи документов) осуществляет его заместитель, а в случае отсутствия последнего – один из членов Совета директоров по решению Совета директоров Общества, принимаемому большинством голосов его членов, участвующих в заседании.

Статья 14
Правление Общества

14.1. Правление – коллегиальный исполнительный орган, организующий выполнение решений общего собрания акционеров и Совета директоров Общества.

14.2. Количественный и персональный состав Правления определяется решением Совета директоров Общества по представлению Генерального директора Общества.

14.3. Совет директоров вправе принять решение о досрочном прекращении полномочий членов Правления.

14.4. К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) выработка технической, финансово-экономической и тарифной политики Общества;

2) разработка предложений по основным направлениям деятельности Общества, в том числе проектов бюджетов, бизнес-планов, стратегий и программ развития Общества;

3) организация контроля за финансово-хозяйственной деятельностью Общества;

4) выработка кадровой и социальной политики Общества;

5) утверждение условий коллективного договора;

6) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению на общем собрании акционеров и Совете директоров, в том числе выработка предложений по совершению сделок, одобрение которых относится к компетенции общего собрания акционеров и Совета директоров Общества, по участию Общества в других организациях и т.д.;

7) организационно-техническое обеспечения деятельности органов Общества;

8) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

9) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества;

14.5. Правление Общества вправе также принимать решения по иным вопросам руководства текущей деятельности Общества по поручению Совета директоров или по предложению Генерального директора Общества.

14.6. Порядок созыва и проведения заседаний Правления, а также порядок принятия решений Правления устанавливаются Положением о Правлении Общества, утверждаемым общим собранием акционеров Общества.

14.7. Права, обязанности, срок полномочий, размер оплаты труда и ответственность членов Правления определяются договором, заключаемым каждым из них с Обществом. Договор от имени Общества подписывается Генеральным директоров Общества.

Статья 15
Генеральный директор Общества

15.1. Генеральный директор – единоличный исполнительный орган, осуществляющий руководство текущей деятельностью Общества, назначаемый общим собранием акционеров на срок не более пяти лет.

15.2. На заседаниях Совета директоров и собраниях акционеров точку зрения Правления Общества представляет Генеральный директор.

15.3. Генеральный директор принимает решения по вопросам, не отнесенным настоящим Уставом к компетенции общего собрания акционеров, Совета директоров или Правления Общества.

15.4. Генеральный директор без доверенности действует от имени Общества:

- распоряжается имуществом Общества для обеспечения его текущей деятель-

ности в пределах, установленных Уставом и внутренними документами Общества;

- представляет интересы Общества в органах власти и судах, как в Российской Федерации, так и за ее пределами;

- утверждает штатное расписание, заключает и расторгает трудовые договоры с работниками Общества, применяет к работникам меры поощрения и налагает на них взыскания;

- рекомендует Совету директоров для утверждения персональный состав членов Правления и подписывает контракты, после их утверждения Советом директоров;

- выдает доверенности от имени Общества;

- открывает в банках счета Общества;

- издает приказы и дает указания, обязательные для исполнения всеми работниками Общества;

- заключает по поручению Правления от имени Общества коллективный договор с работниками Общества и организует его выполнение;

- осуществляет организационно-распорядительную деятельность по разработке перечня сведений, составляющих коммерческую тайну, издает приказы и дает указания по соблюдению требований защиты коммерческой тайны;

- самостоятельно совершает сделки, за исключением сделок, одобрение которых относится к компетенции общего собрания и Совета директоров;

- исполняет другие функции, необходимые для достижения целей деятельности Общества и обеспечения его нормальной работы, в соответствии с действующим законодательством Российской Федерации и настоящим Уставом, за исключением функций, закрепленных за другими органами управления Общества.

15.3. Генеральный директор осуществляет функции Председателя Правления Общества.

Генеральный директор председательствует на общем собрании акционеров, если иного решения не было принято Советом директоров Общества.

15.4. Права, обязанности, срок полномочий, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор от имени Общества подписывается Председателем Совета директоров Общества.

15.5. Общее собрание акционеров Общества вправе в любое время принять решение о досрочном прекращении полномочий Генерального директора Общества и о назначении нового Генерального директора.

15.6. Совет директоров вправе в любое время принять решение о приостановлении полномочий Генерального директора

Одновременно с указанным решением Совет директоров обязан принять решение о назначении временного Генерального директора Общества и о проведении внеочередного общего собрания акционеров для решения вопроса о досрочном прекращении полномочий Генерального директора и о назначении нового Генерального директора или о передаче полномочий Генерального директора Общества управляющей организации или управляющему.

15.7. Совет директоров вправе принять решение о назначении временного Генерального директора и о проведении внеочередного общего собрания акционеров для решения вопроса о досрочном прекращении полномочий Генерального директора и о назначении нового Генерального директора или о передаче полномочий Генерального директора управляющей организации или управляющему в случае, если Генеральный директор не может исполнять свои обязанности.

15.8. Совет директоров вправе принять решение о назначении временного Генерального директора и о проведении внеочередного общего собрания акционеров для решения вопроса о назначении нового Генерального директора или о передаче полномочий Генерального директора управляющей организации или управляющему в случае, если срок полномочий Генерального директора истек либо его полномочия прекращены досрочно, а новый Генеральный директор не назначен.

15.9. Временный Генеральный директор Общества осуществляет руководство текущей деятельностью Общества в пределах компетенции Генерального директора Общества.

Статья 16
Ревизионная комиссия

16.1. Контроль за финансово-хозяйственной деятельностью Общества осуществляется Ревизионной комиссией. Порядок деятельности Ревизионной комиссии, а также размер и порядок выплаты вознаграждения членам Ревизионной комиссии определяется Положением о Ревизионной комиссии Общества, утверждаемым общим собранием акционеров.

16.2. Ревизионная комиссия избирается на годовом общем собрании акционеров сроком до следующего годового общего собрания акционеров в количестве 5 человек.

16.3. Полномочия отдельных членов или всего состава Ревизионной комиссии могут быть прекращены досрочно решением общего собрания акционеров.

В случае, когда количество членов Ревизионной комиссии становится менее половины избранных членов Ревизионной комиссии, Совет директоров обязан созвать внеочередное общее собрание акционеров для избрания нового

состава Ревизионной комиссии. Оставшиеся члены Ревизионной комиссии осуществляют свои функции до избрания нового состава Ревизионной комиссии на внеочередном общем собрании акционеров.

В случае досрочного прекращения полномочий членов Ревизионной комиссии, полномочия нового состава Ревизионной комиссии действуют до ближайшего годового общего собрания акционеров.

16.4.В компетенцию Ревизионной комиссии входит:

-проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;

- выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;

- проверка соблюдения правовых норм при исчислении и уплате налогов;

- выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;

- оценка экономической целесообразности финансово-хозяйственных операций Общества.

16.5. Проверка (ревизия) финансово-хозяйственной деятельности Общества осуществляется по итогам деятельности Общества за год.

Проверка (ревизия) финансово-хозяйственной деятельности Общества осуществляется также во всякое время по инициативе:

- самой Ревизионной комиссии Общества;
- общего собрания акционеров;
- Совета директоров Общества;
- по требованию акционеров (акционера) Общества, владеющих в совокупности не менее чем 10 процентами голосующих акций Общества по всем вопросам компетенции общего собрания на дату предъявления требования.

16.6. По требованию Ревизионной комиссии лица, занимающие должности в органах управления Общества, обязаны представить документы о финансово-хозяйственной деятельности Общества.

Статья 17
Аудитор

17.1. Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его участниками.

17.2. Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора.

17.3. Общее собрание акционеров утверждает аудитора Общества. Размер оплаты его услуг определяется Советом директоров Общества.

17.4. Аудиторская проверка деятельности Общества должна быть проведена во всякое время по требованию акционеров, совокупная доля которых составляет 10 или более процентов голосующих акций Общества по всем вопросам компетенции общего собрания акционеров на дату предъявления требования.

Акционеры – инициаторы аудиторской проверки направляют в Совет директоров письменное требование, которое должно содержать мотив выдвижения требования, имя (наименование) акционеров, количество и категорию (тип) принадлежащих им акций, подпись акционера или его доверенного лица. В том случае, если требование подписано доверенным лицом, то к ней должна быть приложена доверенность.

Статья 18
Реорганизация Общества

18.1. Общество может быть добровольно реорганизовано по решению Общего собрания акционеров. Другие основания и порядок реорганизации Общества определяются действующим законодательством Российской Федерации.

18.2. Реорганизация Общества может быть осуществлена в форме слияния, присоединения, разделения, выделения и преобразования в иную организационно-правовую форму в порядке, предусмотренном Федеральным законом «Об акционерных обществах».

Статья 19
Ликвидация Общества

19.1. Общество может быть ликвидировано добровольно по решению Общего собрания акционеров или по решению суда, в случаях и порядке, предусмотренных действующим законодательством.

19.2. В случаях, предусмотренных действующим законодательством Российской Федерации, Общество обязано принять решение о своей добровольной ликвидации.

19.3. В случае, если при добровольной ликвидации Общества его имущество будет недостаточно для расчетов со всеми кредиторами Общества, назначенный общим собранием акционеров Председатель ликвидационной комиссии Общества обязан обратиться в арбитражный суд с заявлением об осуществлении в отношении Общества упрощенной процедуры банкротства ликвидируемого должника.

02 JUL 15 PM 12:50

Draft

Approved in new wording
by the general meeting of shareholders
OAO "Nizhegorodsvyaz'inform"
"_____" ______________ 2002.

The minutes No. ___ of "__" __________ 2002.

The chairman of the general meting of shareholders
________________________ V.F.Lyulin

CHARTER

Open Joint-Stock Company
"Svyaz'inform"
Nizhniy Novgorod region
(OAO "Nizhegorodsvyaz'inform")

Nizhniy Novgorod

2002

Article 1
General provisions

1. Open joint-share company "Svyaz'inform" of the Nizhniy Novgorod region (hereinafter referred to as "Company") has been established by the Committee for Control of State-Owned Property of the Nizhniy Novgorod region by the order of the head of Nizhniy administration No. 1605-p dated December 15, 1993 in accordance with the Decree of the Russian Federation President No. 721 dated July 1992 "On organizational measures undertaken to convert state companies and voluntary affiliations of state companies to joint-share companies", and the RF governmental order No. 1003 dated from December 22 1992 "On privatization of communications companies" on the basis of state company for communications and informatics "Rossvyaz'inform" and is its assignee of all rights and responsibilities.

2. 1.2. The Company term of service shall be unlimited. The Company activity shall be terminated by either the decision of the general meeting of shareholders or on the grounds envisaged by the RF Law "On Joint-Share Companies" and the "RF Civil Code".

Article 2
Company name and location

2.1. The full Company name in Russian shall be "Open joint-share company "Svyaz'inform" of the Nizhniy Novgorod region.

2.2. Abbreviated Company name in Russian shall be "OAO "Nizhegorodsvyaz'inform".

2.3. Full Company name in English shall be "Open Joint Share Company "Svyaz'inform" of N. Novgorod Region.

2.4. Abbreviated Company name in English shall be OJSC "Nizhegorodsvyazinform".

2.5. Location of the Company shall be 603000, Nizhniy Novgorod, pl. M. Gor'kogo, Dom Svyazi.

2.6. Mail address the Company shall be 603000, Nizhniy Novgorod, pl. M. Gor'kogo, Dom Svyazi.

Article 3
Legal status of the Company

3.1 The Company shall be open joint-share company. The company has been organized for unlimited term of activity.

The legal status of the Company, its reorganization and liquidation order, and also rights and responsibilities of the Company shareholders shall be determined by the Civil Code of the Russian Federation, Federal Act "On Joint-Share Companies", other Federal acts, other legal acts of the Russian Federation adopted by the appropriate state bodies within the limits of their authorities, and also by this charter.

In case of subsequent changes in the norms of the current legislation and other legal acts of the Russian Federation, this charter shall be effective in the part that does not contradicts to their obligatory rules.

The problems that are not reflected in this charter shall be dealt with by the Company in accordance with the current legislation of the Russian Federation, and other legal acts adopted within the scope of authorities of the appropriate state bodies.

3.2. The Company shall be legal person and own separate property which is taken into account on its independent balance, gain and execute on its own behalf the property and personal nonproperty rights, bear responsibilities, be claimant and respondent in court.

The company shall have round seal with its full company name in Russian and indication of its location, and also other seals with wording determined in due order, stamps and firm forms with the naming of the Company, its own emblem, trademark registered in due order, and other visual identification means.

To branches and other structural divisions of the Company can have the round seal with the full name of the company, corresponding branch, structural division in Russian and indication of the Company incorporation location, and other seals with the wording determined in due order, the appropriate stamps and forms made in a unified firm style, such that information on availability of round seals is recorded in the Provisions on the corresponding branches and structural divisions.

The Company shall have the right to open in due manner the bank accounts on the Russian Federation territory and other territories.

3.3. The Company shall bear responsibility for its obligations within the limits of its property and property rights to which enforcement may be applied under the Russian Federation legislation. Shareholders shall not be responsible for the Company obligations and bear risk of losses related to its activity within the limits of the cost of shares they own. Shareholders who did not completely pay for the shares shall bear joint and several liability under the Company obligations within the limits of the outstanding part of the cost of the shares they own.

3.4. The Company shall not be responsible for the obligations of the state and its shareholders, and the state shall not be responsible for the Company obligations.

3.5. For the purpose of implementation of the state, social, economic and fiscal policy, the Company shall bear responsibility for the safety of the documents (administrative, financial-and-economic, personnel, etc.), transfer the documents having scientific-and-historical value for the governmental storage, store and use in the established order the documents on its personnel, and also the personal data of the Company employees.

Article 4
Company activity aims and types

4.1. The Company activity shall be aimed at gaining profits.

4.2. The main Company activities shall be:

4.2.1. Granting services of local and interregion telephone communication.
4.2.2. Granting services of trunk and international telephone communication.
4.2.3. Granting telegraphic services, data transfer and telematic services (including Internet).
4.2.4. Leasing out physical circuits, channels, and communication paths, including broadcasting channels.
4.2.5. Broadcasting audio programs over the wire broadcasting network.
4.2.6. Granting personal radiocall services.
4.2.7. Granting cellular radio-frequency vote communication services.
4.2.8. Granting services of mobile radio communication ("Altai").
4.2.9. Granting services of radially-zone network (trunking).
4.2.10. Granting services of intellectual communications network.
4.2.11. Granting services of the on-air and cable TV.
4.2.12. Granting services of the on-air TV, audio programs, and secondary information.
4.2.13. Protection of information that is the state secret, confidential communications and other law-protected secrets.
4.2.14. Repair of networks and communication facilities in emergencies and damage.
4.2.15. Priority servicing and granting communication facilities for defense, governmental supervision, safety and legal-order maintenance.
4.2.16. Fulfillment of measures aimed at communication services in emergency.
4.2.17. Due implementation of mobilization schedules for communications networks and emergency measures.

4.3. Having general capacity, the Company has civil rights and bears responsibility indispensable for implementation of any activity types that are not forbidden by federal acts, including:

- repair work, building of objects by a contract and economic methods, overall and reconstruction of communications facilities;
- retraining of staff;
- sports, cultural - mass and health-improving activity;
- services for children of preschool age.

Individual activities the list of which is determined by the federal acts shall be carried out by the Company only under special license.

Article 5
Company branches and representations

5.1. The Company in due order shall have the right to create branches and to start representations on the RF territory. The branches and representations shall not be legal persons.

5.2. The Company has following branches:

5.2.1. Arzamas inter-region electric communications center located at: 607220, Nizhniy Novgorod region, Arzamas, ul. Pushkina, 145;
5.2.2. Gorodets inter-region electric communications center located at: 606500, Nizhniy Novgorod region, Gorodets, ul. Proletarskaya, 15;
5.2.3. Kstovo inter-region electric communications center located at: 607650, Nizhniy Novgorod region, Kstovo, pr. Pobedy, 12;

5.2.4. Uren' inter-region electric communications center located at: 606800, Nizhniy Novgorod region, Uren', ul. Vokzal'naya, 2;

5.2.5. Dzerzhinsk: 606000, Nizhniy Novgorod region, Dzerzhinsk, pr. Dzerzhinskogo, 2;

5.2.6. Nizhniy Novgorod trunk telephone exchange located at: 603022, Nizhniy Novgorod, pr. Gagarina, 11; 5.2.7. Nizhniy Novgorod city telephone network company located at: 603115, Nizhniy Novgorod, ul. Vaneyeva, 9a;

5.2.8. Information and computing center located at: 603006, Nizhniy Novgorod, ul. Kovalikhinskaya, 2a;

5.2.9. "Kirovelektrosvyaz'" located at: 601000, Kirov, ul. Drelevskogo, 43/1;

5.2.10. Mari-El republic "Martelekom" located at: 424000, Republic of Mari-El. Yoshkar-Ola, ul. Sovetskaya, 138;

5.2.11. Mordovia republic "Svyaz'inform" located at: 430000, Saransk, ul. Bol'shevitskaya, 13;

5.2.12. "Elektrosvyaz'" of the Orenburg region locatyed at: 460000, Orenburg, ul. Volodarskogo, 11;

5.2.13. "Svyaz'inform" of the Penza region located at: 440606, Penza, ul. Kuprina, 1/3;

5.2.14. "Svyaz'inform" of the Samara: 443099, Samara, ul. Leningradskaya, 24;

5.2.15. "Saratovelektrosvyaz'" located at: 410600, Saratov, ul. Kiseleva, 40;

5.2.16. " Elektrosvyaz'" of the Ulyanovsk region located at: 432601, Ul'yanovsk, ul. L.Tolstogo, 60;

5.2.17. "Telecommunication communications networks of the Udmurt republic" located at: 426008, Izhevsk, ul. Pushkina, 278;

5.2.18. "Svyaz'inform" of the Chuvash republic located at: 428000, Chuvash Republic, Cheboksary, pr. Lenina, 2.

5.3. The branches and representations of the Company shall act pursuant to the provisions approved by Board of directors. The Board of directors shall adopt decision on the creation of branches, starting representations and their liquidation.

The heads of branches and representations shall be appointed and dismissed by the General director as agreed with the Board of directors of the Company and act on behalf of the Company by proxy.

Article 6
Authorized capital of the Company.
Distributed and declared shares.

6.1. The authorized capital of the Company shall be 583387.5 thousand roubles.

6.2. The authorized capital of the Company shall consist of the nominal value of the shares issued in nondocumented form and bought by shareholders, including:

6.2.1. Common registered shares: 87508200 shares. The nominal value of each common share shall be 5 (five) roubles.

6.2.2. Privileged registered shares such of A type: 29169300 shares. The nominal value of each preference share of A type shall be 5 (Five) roubles.

6.3. The Company shall have the right to place 159766200 common registered nondocumented shares in addition to the distributed common shares (declared shares). The nominal value of each declared common share makes shall be 5 (five) roubles.

The Company shall have the right to place 53354600 preference registered nondocumented shares of A type in addition to the distributed preference shares (declared shares). The nominal value of each declared preference share of type A shall be 5 (five) roubles.

6.4. Declared shares specified in 6.3 of this Charter, in case they are distributed, shall enjoy all rights provided for in articles 7, 8 of this Charter for the Company shares of the corresponding category (type).

6.5. The authorized capital of the Company can be increased in the order set by the current legislation of the Russian Federation and this Charter in the following manner:

6.5.1. by increasing the nominal value of the Company shares;
6.5.2. by placing additional shares in the course of open or closed subscription.

6.6. If the authorized capital of the Company is increased by placing additional shares through open or closed subscription, the payment of the placed shares can be performed on the basis of the decision on placing the shares in money, securities, other property or property rights or other rights that may be evaluated in money.

6.7. An increase in the authorized capital of the Company by increasing the a nominal value of the shares, shall be implemented on the basis of the decision of the general meeting of the company shareholders adopted by the majority of shareholders owning voting shares of the company taking part in the meeting.

6.8. An increase in the authorized capital of the Company through placing additional shares by means of a closed subscription, as well as an increase in the authorized capital of the Company by placing additional shares by means of an open subscription in case the amount of additional shares distributed through open subscription makes over 25 percent of the shares previously placed by the Company shall be performed based on the decision of the general meeting of the company shareholders adopted by the majority of votes (75%) of shareholders who own the voting shares of the Company taking part in the meeting.

6.9. An increase in the authorized capital of the Company through placing additional shares by means of an open subscription shall be implemented based on the decision of the Board of directors of the Company adopted solidly by all members of the Boards of directors of the Company disregarding the votes of the former directors of the Company in case the amount of additionally placed shares is at most 25 % of the shares previously placed by the Company.

6.10. An increase in the authorized capital of the Company through placing additional shares at the expense of the Company property shall be performed on the basis of the decision of the Company Board of directors adopted solidly by all members of the Board of directors of the Company except for votes of the former directors of the Company.

6.11. The authorized capital of the Company can be reduced in the order established by the current legislation of the Russian Federation and this Charter as follows:

6.11.1. by reducing the nominal value of the shares placed by the Company;

6.11.2. by acquisition of a part of the shares to reduce their total number;

6.11.3. by repayment of the placed shares bought by the Company in accordance with the decision of the Board of directors, which were not realized by the Company in the course of one year from the moment of their acquisition by the Company;

6.11.4. by repayment of the shares redeemed by the company.

6.12. Reduction of the authorized capital of the Company by the methods described in items 6.11 of this Charter shall be performed on the basis of the decision of the general meeting of the company shareholders adopted by the majority of shareholders in possession of the voting shares of the Company taking part in the meeting.

6.13. If the authorized capital of the Company is reduced by the methods described in items 6.11.3 and 6.11.4 of this Charter, the general meeting of shareholders, apart from the decision on the reduction of the authorized capital of the Company, shall adopt a decision on introducing the corresponding alterations to the Charter of the Company. Such a decision shall be adopted by three quarters of votes of the shareholders in possession of the voting shares participating in the meeting.

6.14. The company shall have no right to reduce the authorized capital, if, as a result of such reduction, its amount becomes smaller than a thousand of minimum wages established by the federal act as of the date of documents submittal for the state registration of the corresponding alterations in the Company Charter, and in case the Company, pursuant to the requirements of the current legislation of the Russian Federation, is obliged to reduce the authorized capital as of the date of the state registration of the Company.

6.15. If upon the termination of second and each subsequent fiscal year pursuant to the annual balance sheet submitted for the approval to the Company shareholders or the results of the auditor check, the cost of net assets of the Company appears to be smaller than its authorized capital, the Company shall be obliged to reduce the authorized capital up to the value that is not greater than its net asset cost.

Article 7
Rights and responsibilities of the shareholders owning the common shares of the Company

7.1. Each common share of the Company grants the shareholder owning the share the same rights.

7.2. Each shareholder - owner of the common shares of the Company shall have the right to:

7.2.1. participate in the general meeting of the company shareholders in the order established by the current legislation of the Russian Federation;

7.2.2. receive dividends in the order established by the current legislation of the Russian Federation and this Charter in case dividends are declared by the Company;

7.2.3. receive a part of the Company property remaining after his liquidation proportional to number of the shares owned by him/her;

7.2.4. have access to the documents specified in item 1 of art. 89 of the Federal Act "On joint-stock companies" in the order established in item 91 of the above law;

7.2.5. demand for the registrar of the Company to confirm the rights of the shareholder with respect to the shares by issuing to him the extract from the shareholder register of the company;

7.2.6. receive from the registrar of the Company information on all records on his/her bankbook, and also other information envisaged by the legal acts of the Russian Federation establishing the order of management of the shareholder register;

7.2.7. dispose of his shares without the consent of other shareholders and the Company;

7.2.8. in cases established by the current legislation of the Russian Federation to defend in court his/her infringed civil rights including the demand of an indemnity from the Company;

7.2.9. require the redemption by Company of all or part of the shareholder shares in cases and in the order established by he current legislation of the Russian Federation;

7.2.10. sell the shares to the Company in case the Company adopted the decision on acquisition of these shares;

7.2.11. require from the Company the extract from a list of persons having the right to participate in the general meeting of shareholders having the data about the shareholders.

7.3. A shareholder possessing over 1 percent of the voting shares of the Company shall have the right to demand from the Company registrar the information on the name (description) of the shareholders registered in the shareholder register and on the quantity, category and nominal value of the shares in his/her possession (this information shall be submitted without indication of the shareholder addresses).

7.4. Shareholders (shareholder) possessing in total no less than 1 percent of the common shares placed by the Company shall have the right to address court with the claim to the member of the Board of directors of the Company, sole executive body of the Company, member of the collective executive body of the Company, and to the managing organization or manager about the indemnity caused to Company as a result of the reus (lack of action) of the above persons.

7.5. Shareholders having no less than 1 percent of votes in the general meeting of shareholders shall have the right to demand from the Company the list of persons having the right to participate in the meeting. The data, documents and mail address of the shareholders included in this list shall be disclosed only on their consent.

7.6. The shareholders (shareholder) owning totally by no less than 2 percent of the voting shares of the Company shall have the right to introduce issues to the agenda of the annual general meeting of shareholders and to offer candidates to the Company management and control bodies. When preparing an extraordinary general meeting of shareholders with the agenda on the election of the Board of directors of the Company, the above shareholders (shareholder) shall have the right to offer candidates to be elected to the Board of directors of the Company.

7.7. The shareholders (shareholder) owning totally no less than 10 percents of the voting shares of the Company shall have the right to demand from the Board of directors of the Company convocation of an extraordinary general meeting of shareholders. In case during the term established by the current legislation of the Russian Federation and this Charter, the Board of directors of the Company fails to adopt decision on the convocation of an extraordinary general meeting of shareholders or the decision on refusal to summon an extraordinary meeting is adopted, the extraordinary meeting can be summoned by such shareholders.

7.8. The shareholders (shareholder) owning totally no less than 10 percent of the voting shares of the Company shall have the right at all times to demand revision of the financial and economic activities of the Company.

7.9. The shareholders (shareholder) owning totally no less than 25 percents of the voting shares of the Company shall have the right of access and also have the right to obtain copies of the bookkeeping documents and minutes of the meetings of the collective executive body of the Company.

7.10. The shareholders - owners of the common shares of the Company shall have other rights established by the current legislation of the Russian Federation, other legal acts of the Russian Federation published within their authorities and also this Charter.

7.11. Each shareholder owning common shares of the Company shall be obliged to:

- inform the keeper of the shareholder register of the Company on the change of his/her data;
- keep secret of the confidential information on the Company activity.

7.12. In case the shareholder of the Company has intention independently or together with the affiliated person (persons) to gain 30 % and over of the placed common shares of the Company, the given shareholder shall be obliged no earlier than 90 days prior to and no later than 30 days before the date of buying the shares to forward to the Company the notice in writing of his/her intention to buy the indicated shares. After this bargain (bargains) on acquisition of the shares, this shareholder within 30 days from the acquisition date shall be obliged to offer to the Company shareholders to sell to him the common shares of the Company in their possession and emission securities convertible to the common shares at a market price, but no cheaper than their average-weighted price during six months prior to the acquisition date.

Article 8
Rights and responsibilities of shareholders - owners of the preference shares of A type

8.1. Each preference share of the Company of A type shall grants the shareholder, its owner, the same amount of rights.

8.2. The owners of the preference shares of A type shall have the right to obtain annual fixed dividend except for cases specified in this Charter. The total sum paid as dividend on each preference share of A type shall be established at a rate of 10 percents of the net profit of the Company by the results of last fiscal year divided by the number of the shares making 25 percents of the authorized capital of the Company. If the sum of the dividends paid by the Company on each common share in a certain year exceeds the sum to be paid

as dividends on each preference share of A type, the amount of dividends paid on the latter shall be increased to the amount of dividends paid on the common shares.

8.3. The owners of the preference shares of A type shall have the right to participate in the general meeting of shareholders with the right to vote when solving the problems of reorganization and liquidation of the Company and also on making additions and changes in the Company Charter when these changes restrict the rights of the above shareholders.

8.4. The owners of the preference shares of A type shall have the right to participate in the general meeting of shareholders with the right to vote on all problems on the agenda of the meeting in a case, when the shareholder meeting, irrespective of the causes, failed to adopt the decision on payment of the dividends or the decision was adopted on partial payment of preferred dividends of A type. The given right shall arise for the owners of the preference shares of A type starting from the meeting following the annual shareholder meeting in which no decision on paying the dividends was passed and terminate from the moment of the first payment of the dividends on the above shares in total.

8.5. The owners of the preference shares of A type shall have the rights specified in items 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, and 7.2.11 of this charter for the owners of the common shares of the Company. These rights shall be granted to the shareholders owners of the preference shares of A type also in the case where these shares are not voting.

8.6. The owners of the preference shares of A type shall have the rights foreseen in items 7.3, 7.6, 7.7, 7.8, and 7.9 of this charter in the case where the preference shares of A type shall have the right to vote on all issues within the competence of the general meeting of shareholders of the Company.

8.7. The owners of the preference shares of A type shall have the right to demand the Company redemption of all or part of the shares owned by the shareholder in the cases and in the order established by the current legislation of the Russian Federation.

8.8. The owners of the preference shares of A type having no less than 1 percent of votes at the general meeting of shareholders shall have the right to demand from the Company the list of persons having the right to participate in the meeting. These documents and mail address of the shareholders on this list shall be disclosed only with their consent.

8.9. The shareholders - owners of the preference shares of A type shall have other rights foreseen by the current legislation of the Russian Federation, other legal acts of the Russian Federation, and also this charter.

8.10. Each shareholder - owner of the preference shares of A type shall be obliged to:

- inform the keeper of the shareholder register of the Company on the changes in his/her data;
- keep secret with respect to confidential information on the Company activity.

Article 9
Company funds

9.1. The Company shall have a reserve fund made from annual deductions of no less than 5 percents of the net profit of the Company until it becomes 5 percent of the authorized capital of the Company.

The reserve fund shall be intended to cover the Company losses and also for repayment of the bonds of The company and redemption of the Company shares in case other means are absent.

The reserve fund shall not be used for other purposes.

9.2. The decision on creating other funds including the share fund of the Company workers may be adopted by the decision of the general meeting of shareholders of the Company on the issues foreseen in items 14 and 12.2 of this charter can be adopted

The share fund may be spent only for acquiring the shares of the Company sold by the shareholders of the Company for the subsequent placing among its workers.

In the case of the charged realization by the Company workers of the shares bought at the expense of the share fund of the workers of the company, the obtained money shall be sent for formation of the above fund.

The order of the formation and spending of the fund, its purpose shall be determined by Provisions on the share fund approved by the Board of directors of the Company.

Article 10
Company dividends

10.1. The Company shall have the right, once a year, to make a decision on the payment of the dividends on the placed shares.

The dividends shall be paid from the net profit of the Company specified in the Report on profits and losses of the Company by the results of activity in the year. Preferred dividends can be paid at the expense of the special funds of the Company.

In case of reorganization of the Company by adding to it other companies, the net profit of the Company shall be determined by summing its net profit and net profits (losses) of the attached companies calculated pursuant to the statutory acts using bookkeeping documents in the Reports on profits and losses of the attached companies for the last accounting date (reorganization date).

The decision on paying annual dividends, amount of the annual dividend and form of its payment on the shares of each category (type) shall be adopted by the general meeting of shareholders. The amount of the annual dividends shall not exceed the amount advised by the Board of directors of the Company.

For paying dividends, the Company shall have the list of persons having the right for annual dividends. This list shall be completed from the data of the register as of the date of listing persons having the right to participate in the annual general meeting of shareholders.

10.2. The preference dividends on type A common shares of the Company shall be paid in terms established by the decision of the general meeting of shareholders on the payment of the annual dividends of the Company. The above term shall be established not later than the end of the fiscal year in which the decision on the payment of the annual dividends is adopted.

The amount of the preference dividends on type A shares is determined in item 8.2. of this charter.

10.3. The dividends, declared by the company can be paid in both money or other property if the general meeting of shareholders of the Company adopts the decision on the payment of dividends in the nonmonetary form.

The decision of the general meeting of shareholders on paying the dividends of the Company in the nonmonetary form shall be adopted only on the basis of proposal of the Board of directors of the Company in which the property of the Company to be spent on paying the dividends shall be indicated.

10.4. On the decision made on paying the dividends, the Company shall be obliged to be guided by restrictions established by Federal acts.

Article 11
Company shareholder register. Company registrar

11.1. The company shall provide the keeping and storage of the shareholder register of the Company pursuant to the requirements established by the current legislation of the Russian Federation and other legal acts of the Russian Federation.

11.2. The keeper of the shareholder register of the Company shall be the special registrar executing activity on the management of the shareholder register as exclusive activity and having standard license for such activity.

The approval of the Company registrar and the contractual terms with him/her, and also cancellation of the agreement with the registrar of the Company shall be performed based on the decision of the Board of directors of the Company.

11.3. The Company shall bear responsibility for management and storage of the shareholder register. In the case the wrongful activity of the registrar disturb civil rights of the shareholder or the nominal owner, such shareholder or nominee holder shall have the right, in accordance with the current legislation of the Russian Federation, to address to court with the requirement to the Company to restore the disturbed civil rights, including damage repayment.

11.4. The Company registrar shall execute functions of the counting commission of the Company. Thus, the registrar of the Company checks up authorities and registers persons participating in the general meeting of shareholders of the Company, determine the quorum of the general meeting of shareholders, clarify problems arising in connection with the shareholder (proxy) implementation of their right to vote at the general meeting, explain the order of voting on the problems voted, provide the established method of voting and the rights of shareholders on voting, poll and summarize voting results, make minutes on the voting results, and transmits the voting reports to archive.

At fulfillment of functions of the counting commission, the registrar shall be guided by the internal documents of the Company.

Article 12
The general meeting of shareholders

12.1. The general meeting of shareholders shall be the supreme body of the Company management.

12.2. The following problems, which can not be transferred for deciding by the Board of directors, General director or the Board of the Company shall be referred to the competence of the general meeting of shareholders:

1) Modification and additions in this charter or approval of the Company Charter in a new wording (except for cases foreseen in the Federal act "On joint-stock companies"), the decisions on which are adopted by no less than three quarters of votes of shareholders - owners of the voting shares of the Company taking part in the meeting;

2) The reorganization of the Company, decision on which is adopted by no less than three quarters of votes of shareholders - owners of the voting shares of the Company participating in the meeting;

3) Liquidation of the Company, assigning of the liquidating commission and approval of the intermediate and final liquidating balances, the decisions on which are adopted by no less than three quarters of votes of the shareholders - owners of the voting shares of the Company participating in the meeting;

4) Election of the members of the Board of directors carried out by cumulative voting;

5) The early termination of authorities of the members of the Board of directors decision on which is adopted by the majority of shareholders - owners of the voting shares participating in the meeting;

6) Appointing the sole executive body (General director), and also early termination of its authorities, the decisions on which are adopted by the majority of shareholders - owners of the voting shares of the Company participating in the meeting;

7) Determining the quantity, nominal value, category (type) of declared shares of the Company and rights granted by these shares, the decisions on which are adopted by no less than three quarters of votes of the shareholders - owners of the voting shares of the Company participating in the meeting;

8) An increase in the authorized capital of the Company by increasing the nominal value of the shares, decision on which is adopted by the majority of shareholders - owners of the voting shares of the company participating in the meeting;

9) An increase in the authorized capital of the Company by placing additional shares through open subscription in case the quantity of the additionally placed shares makes more than 25 percent of the common shares placed by the company the decision on which is adopted by no less than three quarters of votes of the shareholders - owners of the voting shares of the company participating in the meeting;

10) An increase in the authorized capital of the Company by placing additional shares through a closed subscription decision on which is adopted by no less than three quarters of votes of the shareholders - owners of the voting shares of the company participating in the meeting;

11) Reduction of the authorized capital of the Company by reducing the nominal value of the shares;

- repayment of the placed shares bought by the Company under the decision of the Board of directors and not realized in the course of one year from the moment of their acquisition by the Company;
- repayments of the shares redeemed by the Company;
- acquisition by the Company of a part of the shares for the purpose of reducing their number,

the decisions on which are adopted by the majority of shareholders - owners of the voting shares of the company participating in the meeting;

12) Election of the members of the revision Committee of the Company and early termination of their authorities the decisions on which are adopted by the majority of shareholders - owners of the voting shares of the company participating in the meeting;

13) The approval of the auditor of the Company decision on which is adopted by the majority of shareholders owners of the voting shares of the company participating in the meeting;

14) The approval of the annual reports, annual accounts of the Company, including reports on profits and losses (loss and gain accounts) of the Company and also distribution of the profit, including payment (declaring) of the dividends, and losses of the Company by the results of a fiscal year the decisions on which are adopted by the majority of shareholders - owners of the voting shares of the Company participating in the meeting;

15) The determination on the management of the general meeting of shareholders of the Company decision on which is adopted by the majority of shareholders - owners of the voting shares of the company participating in the meeting;

16) Splitting and consolidation of the shares the decisions on which are adopted by the majority of shareholders - owners of the voting shares of the Company participating in the meeting;

17) The decision marking on approval of the bargains, in which interest is present the decision on which is adopted in cases and in the order foreseen by chapter XI of the Federal Act "On joint-stock companies";

18) The decision marking on approval of large bargains related to acquisition, disposal or capability of disposal by the Company, directly or indirectly, of property whose cost makes more than 50 percent of the book value of the Company assets determined as of the date its account as of the last account date, except for the deals committed during the usual economic activities of the Company, bargains related to placing by means of a subscription (implementation) of the common shares of the Company, and also bargains related to placing of emission securities convertible into the common shares of the Company the decision on which is adopted by the majority in three quarters of votes of the shareholders - owners of the voting shares of the company participating in the meeting;

19) Decision marking on the participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations adopted by the majority of shareholders - owners of the voting shares of the company participating in the meeting;

20) The statement(confirmation) of the internal documents adjusting activity of bodies(organs) of the company, decision on which one is adopted by a majority of shareholders - holders(owners) of the voting shares of the company participating in the meeting;

21) Placing by the Company of the bonds convertible into the shares and other emission securities, convertible into the shares, if the indicated bonds (other emission securities) are placed by means of a closed subscription or by means of an open subscription, when at open subscription the convertible bonds (other emission securities) can be converted into the common shares of the Company making more than 25 percents of the previously placed common shares, the decision on which is adopted by no less than three quarters of votes of the shareholders - owners of the voting shares of the company participating in the meeting;

22) Decision marking on the indemnification at the expense of the Company of the expenses on preparation and realization of an extraordinary general meeting of shareholders of the Company in the case where, in violation of the requirements of the current legislation of the Russian Federation, the Board of directors fails to adopt the decision on convocation of an extraordinary meeting and the given meeting is called by other persons. The decision is adopted by the majority of shareholders - owners of the voting shares of the company participating in the meeting;

23) The dismissing of a person who, alone or together with affiliated persons has gained 30 % and over of the placed common shares of the Company from the responsibility of acquiring the shares from other shareholders of the Company the decision on which is adopted by the majority of shareholders - owners of the voting shares participating in the meeting, except for votes with respect to the shares owned by the above person and affiliated persons;

24) Decision marking on the delegation of authority of a sole executive bode of the Company of the managing organization or manager;

25) Decision on other problems foreseen by the Federal act "On joint-stock companies" and this charter.

12.3. The general meeting of shareholders has the right to adopt decisions on the issues foreseen in items 2, 8, 9, 10, 16 - 20, 24 and 12.2 of this charter exclusively under the proposal of the Board of directors. Thus, other persons having, pursuant to the current legislation of the Russian Federation, authority to introduce proposals on the agenda of the annual or extraordinary general meeting of shareholders, have no right to demand from the Board of directors to bring the above issues on the agenda of the meeting.

The general meeting of shareholders has no right to consider and adopt decisions on problems which are not referred to its competence by the federal Act "On joint-stock companies".

The general meeting has no right to adopt decisions on the problems not included on the agenda of the meeting, and also to change the agenda.

12.4. When deciding at the general meeting of shareholders the problems on modification and additions in this charter restricting the rights of shareholders - owners of the preference shares of the Company of a certain type, the decision on such changes and additions is deemed accepted, if it is supported by no less than three quarters of votes of

the shareholders - owners of the common shares of the Company participating in the meeting and three quarters of votes of all shareholders - owners of the preference shares of the Company of a certain type.

12.5. The company is obliged to annually conduct annual general meetings of shareholders.

The annual general meeting of shareholders shall be carried out not earlier than in four months and not later than in six months after the termination of the fiscal year.

The following issues shall be considered at the annual general meeting of shareholders:

- election of the Board of directors of the Company;
- *election of the revision Committee of the Company;*
- approval of the auditor of the Company;
- approval of the annual reports, annual accounts, including reports on profits and losses (loss and gain accounts) of the Company, and also distribution of the profit, including payment (declaring) of the dividends and losses of the Company by the results of a fiscal year;
- and also other problems referred to the competence of the general meeting of shareholders.

12.6. The shareholders (shareholder) being in total the owners of no less than 2 percent of the voting shares of the Company have the right to introduce issues on the agenda of the annual general meeting of shareholders and to put forward candidates to the Board of directors of the Company, Revision committee of the Company, whose number shall not exceed the number of the corresponding body established by this charter and also candidates for the position of the General director of the Company. Such proposals should enter the Company no later than 45 days after the termination of a fiscal year.

The proposals on introducing problems on the agenda of annual general meeting of shareholders and on proposals of the candidates to the Company management and control bodies shall contain information foreseen in item 3 and 4 of art. 53 of the Federal Act "On joint-stock companies".

The proposals entering the Company on introducing the problems on the agenda of the annual general meeting of shareholders and on proposing the candidates to the Company management and control bodies can be withdrawn by the shareholders (shareholder) having introduced proposal before termination of the proposal deadline in the Company.

12.7. The general meeting of shareholders conducted apart from the annual meeting are extraordinary.

The extraordinary general meeting of shareholders is carried out under the decision of the Board of directors based on its own initiative, requirement of the revision Committee of the Company, auditor of the Company, and also shareholders (shareholder) being the owners of no less than 10 percent of the voting shares of the Company as of the date of introduction of the requirement. The convocation of an extraordinary general meeting of shareholders on demand of the revision Committee of the Company, auditor of the Company or shareholders (shareholder) being the owners of no less than 10 percents of the voting shares of the company shall be implemented by the Board of directors of the Company.

12.8. An extraordinary general meeting of shareholders convoked on demand of the revision Committee of the Company, Company auditor or shareholders (shareholder) being the owners of no less than 10 percent of the voting shares of the Company shall be conducted within 40 days from the moment of submission of the requirement on the realization of the extraordinary general meeting of shareholders.

When under the decision of the Board of directors of the Company the temporary General director of the company is appointed, the extraordinary general meeting of shareholders convoked by the decision of the Board of directors of the Company on the basis of its own initiative for solving the issue on the early termination of authorities of the General director of the Company and on appointing the General director of the company, shall be conducted within 40 days of the adoption of the decision on its holding by the Board of directors of the Company.

12.9. An extraordinary general meeting of shareholders convoked on demand of the revision Committee of the Company, auditor of the Company or shareholders (shareholder being the owners of no less than 10 percent of the voting shares of the company, whose agenda contains the issue on electing the members of the Board of directors of the Company shall be conducted within 70 days from the moment of submission of the requirement on conducting the extraordinary general meeting of shareholders.

If the number of the members of the Board of directors of the Company becomes smaller than that making house for meetings of the Board of directors of the Company, the extraordinary general meeting of shareholders convoked by the decision of the Board of directors of the company based on its own initiative for deciding on the issue on election of the Board of directors of the Company shall be conducted within 70 days of the adoption the decision on its realization by the Board of directors of the Company.

12.10. At preparation of the extraordinary general meeting of shareholders whose agenda contains the issue on electing the Board of directors of the Company, the shareholders (shareholder) being in total the owners of no less than 2 percent of the voting shares of the Company shall have the right to put forward the candidates into the Board of directors of the Company whose number shall not exceed the quantitative structure of the Board of directors established by this Charter. Such proposals should enter Company no later than 30 days before the date of the extraordinary general meeting of shareholders.

The proposals on proposing the candidates to the Board of directors of the Company shall contain information foreseen in items3 and 4 of art. 53 of the Federal Act "On joint-stock companies".

The proposals, brought to the Company on proposing the candidates to the Board of directors of the Company can be withdrawn by the shareholders (shareholder) having introduced the proposal before the termination of the term of introducing the proposals to Company.

12.11. At preparation for realization of the general meeting of shareholders, the Board of directors of the Company shall determine:

- the form of realization of the general meeting of shareholders (meeting or absentee ballot);
- date, place, time of realization of the general meeting of shareholders and mail address to which the filled reports can be routed, or in case of realization of the general meeting of shareholders in the form of absentee ballot, the ending date of the

acceptance of the reports for voting and mail address to which the filled reports should be routed;

- date of listing of persons having the right of participation in the general meeting of shareholders;
- agenda of the general meeting of shareholders;
- the order of informing the shareholders of realization of the general meeting of shareholders;
- list of information (materials) granted to the shareholders at preparation of the general meeting of shareholders and the order of its granting;
- the form and text of the reports for voting.

12.12. The list of persons having the right of participation in the general meeting of shareholders is made based on the data of the shareholder register of the Company.

The date of listing of persons having the right of participation in the general meeting of shareholders shall be set no earlier than the decision date on the realization of the general meeting of shareholders, no earlier than 50 days and no later than 45 days prior to its realization.

The date of listing persons having the right of participation in the extraordinary general meeting of shareholders whose agenda contains the issue of election of the Board of directors of the Company shall be established no earlier than the decision date on realization of the extraordinary general meeting of shareholders, no earlier than 65 days and no later than 45 days prior to its realization.

12.13. The report on realization of the general meeting of shareholders should be made no later than 20 days, and report on realization of the general meeting of shareholders whose agenda contains the issue on reorganization of the Company - no later than 30 days before its realization date.

In case the expected agenda of an extraordinary general meeting of shareholders contains the issue on election of the Board of directors of the Company, the report on realization of the extraordinary general meeting of shareholders should be made no later than 50 days before its realization.

The report on realization of the general meeting of shareholders should be directed within the indicated terms to each person appearing on the list of persons having the right of participation in the general meeting of shareholders by certified mail or shall be handed to each of the indicated persons under their signature. The report on realization of the general meeting of shareholders can also be published in the newspaper "The Nizhniy Novgorod News".

12.14. The following information (materials) shall be granted to persons having the right of participation in the general meeting of shareholders in the order and to the address (addresses) indicated in the report on realization of the general meeting of shareholders:

- annual accounts, including audit report, conclusion of the revision Committee of the Company by results of checking the annual accounts;
- information on the candidates to the Board of directors of the Company, Revision committee of the Company, the position of the General director of the Company;
- the project of changes and additions to be introduced into the Charter of the Company or project of the Charter of the company in a new wording;

- projects of the internal documents of the Company;
- projects of other documents whose adoption is stipulated by the projects of the decisions of the general meeting of shareholders;
- projects of decisions of the general meeting of shareholders;
- other information (materials) indispensable for decision making on the agenda of the general meeting of shareholders, included by the Board of directors into the list of information (materials) granted to shareholders at preparation for realization of the general meeting of shareholders.

12.15 The general meeting of shareholders shall be assumed competent (quorum), if in a number of shareholders is in total more than half of votes of the placed voting shares of the Company.

Participating in the general meeting of shareholders shall be shareholders filed for participation in it and the shareholders whose reports are obtained no later than two days before the date of realization of the general meeting of shareholders. Participants in the general meeting of shareholders arranged in the form of the absentee ballot shall be shareholders considered whose reports are obtained up to an ending date of the acceptance reports.

12.16. If the agenda of the general meeting of shareholders includes problems the voting on which is made by different voters, the definition of the quorum for decision marking on these problems shall be done separately. Thus, the absence of a quorum for decision marking on the problems the voting on which is done by the one group of voters shall not obstacle decision marking on the problems the voting on which is done by another group of voters with the quorum available.

12.17. For want of the quorum for realizing the annual general meeting of shareholders, the repeated annual general meeting of shareholders with the same agenda should be conducted. For want of the quorum for realization of an extraordinary general meeting of shareholders the repeated extraordinary general meeting of shareholders with the same agenda can be conducted.

The repeated general meeting of shareholders shall be competent (have quorum) if shareholders having in total no less than 30 percent of votes of the placed voting shares of the company are present.

The information on realization of a repeated general meeting of shareholders and direction (handing) of the reports for voting shall be distributed no later than 20 days before the date of realization of the repeated general meeting of shareholders.

The information on realization of the repeated general meeting of shareholders whose agenda contains the problem of reorganization of the Company shall be distributed no later than 30 days before the date of realization of the repeated general meeting of shareholders.

At realization of the repeated general meeting of shareholders less than in 40 days after the failed general meeting of shareholders, persons having the right of participation in the general meeting of shareholders shall be determined pursuant to the list of persons having the right of participation in the failed general meeting of shareholders.

12.18. Other issues related to the preparation and realization of the annual and extraordinary general meetings of shareholders, including the order of management of the

general meeting of shareholders, shall be determined by Provisions on the general meeting of shareholders of the Company approved by the general meeting of shareholders.

Article 13
Board of directors of the Company

13.1. The Board of directors shall be a collegiate body of control of the Company executing general management of the Company activity.

13.2. The Board of directors of the Company shall be annually elected at the annual general meeting of shareholders in the amount of 11 persons by cumulative voting.

13.3. The general meeting of shareholders has the right to make a decision about the early termination of authorities of the members of the Board of directors. Such decision can be adopted only concerning all members of the directors simultaneously.

In case of the early termination of authorities of Board of directors, authority of a new Board of directors shall be valid until the nearest annual general meeting.

13.4. The following problems shall be in the competence of the Board of directors of the company:

1) definition of priority areas of activity of the Company, including approval of the budgets, business plans, policies, and development programs of the company;

2) convocation of annual and extraordinary general meetings of shareholders, except for cases, foreseen in item 8 of article 55 of the Federal Act "On joint-stock companies";

3) adoption of the agenda of the general meeting of shareholders;

4) definition of the date of listing persons having the right of participation in the general meeting of shareholders, and other problems referred to the competence of Board of directors of the company pursuant to rules of chapter VII of the Federal Act "On joint-stock companies" and related to preparation and realization of the general meeting of shareholders;

5) preliminary approval of the annual report of the Company;

6) increase in the authorized capital of the Company by placing additional shares by the Company at the expense of the company property within the limits of the number of declared shares determined by this charter;

7) increase in the authorized capital of the company by placing of additional shares through open subscription within the limits of the quantity of declared shares, if the number of additional placed shares makes at most 25 % of the previously common shares placed by the company;

8) placing by the Company of the bonds and other emission securities in the case when under the conditions of placing the data on the bonds and other emission securities, they are not convertible to the share of the Company;

9) placing by the Company of the bonds convertible to the shares and other emission securities convertible to the shares, if the above bonds (or other emission securities) are placed by means of open subscription and the convertible bonds (other emission securities) can be converted to the common shares of the Company making at most 25 percent of the previously placed common shares;

10) determination of the price (money estimation) of the property, price of placing and redemption of emission securities in cases foreseen by the Federal act "On joint-stock companies";

11) approval of the decisions on securities issue, projects of issue of securities, reports on the results of securities issue by the Company, quarterly reports of the emitter of emission securities;

12) guideline on the amount of rewards and compensations paid to the members of the revision Committee of the Company and the amount of service payment to the auditor;

13) guideline on the amount of dividend on the shares, form and term of its payment;

14) use of the reserve fund and other funds of the Company;

15) approval of the internal documents of the Company, regulating problems included within the competence of the Board of directors of the Company, except for the internal documents, the approval of which is referred by the charter of the Company to the competence of the general meeting of shareholders and executive bodies of the Company;

16) approval of the bargains related to acquisition, disposal or capability of disposal by the Company, directly or indirectly, of property whose cost makes from 1 to 25 %p of the book value of assets of the Company, determined from its accounts for the last account date, except for the bargains committed during the usual economic activities of the Company;

17) approval of the bargains on acquisition, disposal or capability of disposal by Company, directly or indirectly, of property whose cost is from 25 to 50 percent of the book value of assets of the Company, determined from the accounts for the last account date except for the bargains committed during the usual economic activity of the Company, bargains on placing by means of a subscription of common shares of the Company, and bargains on placing of emission securities convertible to the common shares of the Company;

18) the approval of the bargains in which there is interest in cases foreseen by chapter XI of the federal Act "On joint-stock companies";

19) acquisition of the shares placed by the company, bonds and other securities;

20) decision making about participation (acting as participant, termination of participation, change of a share
of participation) of the Company in other organizations including purchasing, sale of shares, shares of other organizations;

21) decision making on the agenda of the general meetings of associated companies (supreme bodies of control of other organizations), sole participant of which is the Company;

22) arrangement for cooperation of the Company with organizations in which the Company participates;

23) approval of the registrar of the company and terms of contract with him/her, and also cancellation of agreement with him/her;

24) election (re-election) of the Chairman of the Board of directors of the Company, his/her assistant;

25) appointing the Secretary of the Board of directors and defining the amount of his/her reward;

26) definition of the quantitative structure and appointing the members of the board of the Company, and also early termination of their authorities;

27) coordination on the candidates to the position of the heads of branches and representations, their dismissal from position;

28) creation of branches, starting representations, their liquidation, approval of the Rules on them;

29) approval of conditions of the agreements concluded with the General director, members of the board, heads of branches and representations, and also solving problems the decisions on which should be adopted by the Board of directors pursuant to the above agreements;

30) prolongation of the agreement with the General director of the Company within the limits of term established by this charter;

31) prolongation of the agreements with the members of the board, heads of branches and representations;

32) coordination of the Company structure;

33) suspension of authorities of the General director or authorities of managing organization (manager);

34) appointing the temporary General director;

35) other problems foreseen Federal act "On joint-stock companies" and this charter.

13.5. The problems referred to the competence of the Board of directors of the Company shall not be transferred to the collective or sole executive body of the Company.

13.6. The decisions on issues indicated in items 6, 7, 17 and 13.4 of this charter are adopted solidly by all members of the directors of the Company except for votes of the former members of the directors of the Company.

In the event if unanimity of the Board of directors of the company on problems foreseen in items 6, 7, 17 and 13.4 of this charter is not reached, under the decision of the Board of directors of the Company, the above problems can be brought to the general meeting of shareholders. Thus the decisions on them are adopted by the majority of shareholders - owners of the voting shares of the company participating in the meeting.

13.7. The decisions on problems indicated in itemы15.6, 15.7, 15.8 of this charter are adopted by three quarters of votes of the members of the directors of the Company except for votes of the former directors.

13.8. Other problems apart from those listed in items *13.6, 13.7* of this charter referred to the competence of the Board of directors by the federal Act "On joint-stock companies" and this charter shall be adopted by the majority of members of the directors of the Company participating in the meeting.

13.9. The order of convocation and realization of the meetings of the Board of directors, amount and order of payment of rewards and compensations to the members of the directors are determined by a the Rules on the Board of directors approved by the general meeting of shareholders.

13.10. Meetings of the Board of directors of the Company are convoked by the Chairman of the Board of directors under his/her own initiative, on demand of the member of the directors, Revision committee of the Company, auditor of the Company, sole or collective executive body of the Company, and also on demand of the shareholders (shareholder) possessing totally no less than 5 percent of the voting shares of the Company.

13.11. The quorum for meetings of the Board of directors of the Company shall be over than a half of the number of the elected members of the directors.

13.12. When defining quorum and results of the voting of the Board of directors, the written judgement of the member of the directors of the Company absent from its meeting shall be allowed for.

13.13. The Board of directors of the Company has the right to adopt decisions by absentee ballot.

13.14. When solving problems at meeting of Board of directors of the Company, each member of the directors has one vote. When adopting decisions by the Board of directors, the Chairman of the Board of directors has the right of decisive vote in case votes of the members of the directors of the company are equal.

13.15. The Chairman of the Board of directors of the company organizes his/her activity, convokes meetings of the Board of directors and presides at them, organizes keeping minutes at meetings.

13.16. The Board of directors has the right to appoint the vice-president of the Board of directors. In case of the absence of the Chairman of the Board of directors of the Company, his/her functions (including the right to sign the documents) are executed by the assistant, and in case of the latter absence - one of the members of the directors under the decision of the Board of directors of the Company adopted by the majority of its members participating in meeting.

Article 14
The Board of the Company

14.1. The Board shall be a collective executor organizing fulfillment of the decisions of the general meeting of shareholders and the Board of directors of the company.

14.2. The quantitative and personal structure of the Board is determined by the decision of Board of directors of the Company upon the presentation of the General director of the Company.

14.3. The board of directors has the right to make decision about the early termination of authorities of the members of the board.

14.4. The following problems of management of the current activity of the Company are the competence of the Board of the Company:

1) development of technical, financial and economic and tariff policy of the Company;

2) development of the proposals on the reference directions of activity of the Company, including projects of budgets, business-plans, policies and development programs of the Company;

3) organization of control over the finance and economic activities of the Company;

4) development of personnel and social policy of the company;

5) approval of conditions of the collective agreement;

6) preparation of materials and projects of the decisions on problems which are subject to consideration at the general meeting of shareholders and Board of directors, including the development of the proposals on bargains approval of which falls into competence of the general meeting of shareholders and Board of directors of the company, on participation of the company in other organizations etc.;

7) organizational and technical support of activity of bodies of the company;

8) analysis of outcomes of activity of the structural divisions of the company, including separate issues and development obligatory for fulfillment of the instructions on perfecting their activity;

9) approval of the internal documents regulating problems included in the Board competence, except for the documents approved by the general meeting of shareholders and Board of directors of the company;

14.5. The board of the company has the right to adopt decisions on other problems of management of current activity of the company under the instruction of the Board of directors or under the proposal of the General director of the company.

14.6. The order of convocation and realization of the board meetings and method of adoption of the decisions of the Board are established by Rules about the Board of the company approved by the general meeting of shareholders of the company.

14.7. The rights, responsibilities, term of office, amount of the wage and responsibility of the members of the Board are determined by the agreement concluded by each of them with the Company. The agreement on behalf of the company is signed by the General director of the company.

Article 15

The general director of the company

15.1. The general director – sole executor performing management of the current activity of the company, assigned by the general meeting of shareholders for the term of no more than five years.

15.2. At the meetings of Board of directors and shareholder meetings, the point of view of the Board of the company is introduced by the General director.

5.3. The general director adopts decisions on problems that are not referred in this charter to the competence of the general meeting of shareholders, Board of directors or Board of the company.

15.4. The general director, without proxy, acts on behalf of the company:

- disposes of the property of the company for ensuring his/her current activity in the limits established by the Charter and the internal documents of the company;
- represents the company in government bodies and courts, both in Russian Federation, and abroad;
- approves the staff schedule, concludes and terminates employment contracts with workers of the company, applies encouraging measures to workers and imposes penalties on them;
- recommends the Board of directors on the approval of personal structure of the members of the board and signs contracts after their approval by the Board of directors;
- issues powers of attorney on behalf of the company;
- opens banks accounts of the company;
- issues orders and instructions mandatory for fulfillment by all workers of the company;
- concludes on instruction of the Board, on behalf of the company, the collective agreement with the workers of the company and organizes its fulfillment;
- executes organizational-administrative activity on development of the list of information that is trade secret, orders and instructions on observance the requirements for protecting trade secret;
- independently commits bargains, except for the bargains whose approval falls into competence of the general meeting and Board of directors;
- executes other functions indispensable for achievement of the purposes of the company and support of his/her normal activity, pursuant to the current legislation of the Russian Federation and this charter, except for functions of other company control bodies.

15.3. The general director executes functions of the Chairman of Board of the company.

The general director presides at the general meeting of shareholders, if other decision is not accepted by the Board of directors of the company.

15.4. The rights, responsibilities, term of office, amount of wage and responsibility of the General director are determined by the agreement concluded by him with the Company. The agreement on behalf of the company is signed by the Chairman of Board of directors of the company.

15.5. The general meeting of shareholders of the company has the right at any time to make decision about the early termination of authorities of the General director of the company and about assigning the new General director.

15.6. The board of directors has the right at any time to make a decision about suspension of authorities of the General director

Simultaneously with the above decision, the Board of directors is obliged to make a decision about assigning the temporary General director of the company and about realization of extraordinary general meeting of shareholders for a decision on the issue about the early termination of authorities of the General director and about assigning the new General director or about a delegation of authority of the General director of the company of managing organization or manager.

15.7. The board of directors has the right to make a decision about assigning the temporary General director and about realization of extraordinary general meeting of shareholders for a decision on the issue about the early termination of authorities of the General director and about assigning the new General director or about a delegation of authority of the General director of managing organization or manager in case the General director can not execute the responsibilities.

15.8. The board of directors has the right to make a decision about assigning the temporary General director and about realization of extraordinary general meeting of shareholders for solving the issue about assigning the new General director or about delegation of authority of the General director of managing organization or manager in case the term of office of the General director has expired or his authorities are terminated ahead of schedule, and the new General director is not assigned.

15.9. The temporary General director of the company executes management of current activity of the company within the limits of competence of the General director of the company.

Article 16
Revision committee

16.1. The control of finance-economic activities of the company is implemented by the revision Committee. The order of activity of the revision Committee, and also the amount and order of payment of reward to the members of a revision Committee is determined by Rules on the revision Committee of the company approved by the general meeting of shareholders.

16.2. The revision committee is elected at annual general meeting of shareholders until the following annual general meeting of shareholders in quantity of 5 persons.

16.3. The authorities of individual members or all members of the revision Committee can be terminated ahead of schedule by decision of the general meeting of shareholders.

In the case, the quantity of the members of the revision Committee becomes less than a half of selected members of revision Committee, the Board of directors is obliged to call extraordinary general meeting of shareholders for election of a new revision Committee. The remaining members of the revision Committee execute the functions until election of a new revision Committee on the extraordinary general meeting of shareholders.

In case of the early termination of authorities of the members of a revision Committee, the authorities of a new revision Committee act until the nearest annual general meeting of shareholders.

16.4. The revision Committee competence shall be:

- data validation in the reports and other financial documents of the company;
- detection of the facts of violation of book keeping and submission of the fiscal accounting established by the Russian Federation legal acts;
- check of observance of the rules of law at tax calculation and payment;
- detection of the facts of violation of the legal acts of the Russian Federation pursuant to which the Company executes finance and economic activities;
- estimation of economic feasibility of finance and economic operations of the company.

16.5. The check (revision) of finance and economic activities of the company is implemented from the results of activity of the company in one year.

The check (revision) of finance and economic activities of the company is also implemented any time under the initiative of:

- the Revision committee of the company;
- the general meetings of the shareholders;
- board of directors of the company;
- on demand of the shareholders (shareholder) of the company possessing in total no less than 10 percent of the voting shares of the company on all issues of competence of the general meeting as of the date of presentation of the requirement.

16.6. On demand of the revision Committee, persons occupying positions in company management are obliged to present the documents on finance and economic activities of the company.

Article 17
The auditor

17.1. For check and validations of the annual fiscal accounting, the Company annually attracts professional auditor who is not related to interests of the Company or its participants.

17.2. The auditor executes check of finance-economic activities of the company pursuant to the legal acts of Russian Federation based on the agreement concluded with him/her.

17.3. The general meeting of shareholders approves the auditor of the company. The amount of payment for his/her services is determined by Board of directors of the company.

17.4. The auditor check of activity of the company should be conducted any time on demand of the shareholders the cumulative share of which makes 10 or more percent of the voting shares of the company on all problems of competence of the general meeting of shareholders as of the date of approval of the requirement.

The shareholders - initiators of auditor check route to Board of directors the written requirement, which should contain motive of the requirement, name (description) of the shareholders, quantity and category (type) of the shares, signature of the shareholder or his/her agent. In the event the requirement is signed by agent, proxy shall be attached.

Article 18

Reorganization of the company

18.1. The company can be voluntarily reorganized under the decision of the general meeting of shareholders. Other basis and order of reorganization of the company are determined by the current legislation of the Russian Federation.

18.2. The reorganization of the company can be carried out in the form of coalescence, division (separation), allocation and transformation to other organization-legal form in the order foreseen in the Federal act "On joint-stock companies".

Article 19
Liquidation of the company

19.1. The company can be eliminated voluntarily under the decision of the general meeting of shareholders or under the decree, in cases and order foreseen by the current legislation.

19.2. In cases foreseen by the current legislation of the Russian Federation, the Company is obliged to make a decision about the voluntary liquidation.

19.3. If at voluntary liquidation of the company its property is insufficient for settlements with all creditors of the company approved by the general meeting of shareholders, the Chairman of liquidating commission of the company is obliged to address to arbitration court with the application for implementation concerning the Company of the shortened procedure of bankruptcy of eliminated debtor.

УТВЕРЖДЕН
Собранием Учредителей
Протокол № 1
От 01 сентября 1999 года.

УСТАВ

Ассоциации операторов федеральной сети делового обслуживания “ ИСКРА”

Москва 1999 год

I. ОБЩИЕ ПОЛОЖЕНИЯ.

1.1 Ассоциация операторов федеральной сети делового обслуживания "ИСКРА" (далее по тексту "Ассоциация"), является некоммерческой организацией, учрежденной юридическими лицами для содействия ее членам в достижении целей, предусмотренных уставом.

1.2 Ассоциация осуществляет свою деятельность в соответствии с законодательством Российской Федерации и учредительными документами.

1.3 .Полное наименование Ассоциации на русском языке:
"Ассоциация операторов федеральной сети делового обслуживания "ИСКРА"
Сокращенное наименование Ассоциации на русском языке:
"Ассоциация "СДО-Искра"

1.4. Место нахождения Ассоциации: Российская федерация, 117334,

г. Москва, ул. Ленинский проспект, д. 40 (на основании договора-аренды).

По указанному месту нахождения располагается постоянно действующий орган управления Ассоциации - Президент.

1.5. Ассоциация является юридическим лицом, приобретая этот статус с момента ее государственной регистрации. Ассоциация обладает обособленным имуществом, имеет самостоятельный баланс, право открывать счета в банках, и иметь иные права, не противоречащие действующему законодательству.

Ассоциация имеет круглую печать, штамп, бланк со своим наименованием и другие средства визуальной идентификации.

1.6. Ассоциация от своего имени, для достижения своих целей имеет право заключать договоры (в пределах делегированных ей полномочий), а также приобретать имущественные и иные права, нести обязанности, быть истцом и ответчиком в судах.

1.7. Ассоциация вправе создавать хозяйственные общества или участвовать в таких обществах, вступать в ассоциации и союзы. В Ассоциации могут создаваться филиалы и представительства.

1.8. Ассоциация несет ответственность по своим обязательствам всем принадлежащим ей имуществом.

Ассоциация не отвечает по обязательствам государства, равно как государство не отвечает по обязательствам Ассоциации.

Ассоциация не отвечает по обязательствам Членов Ассоциации.

Члены Ассоциации несут субсидиарную ответственность по ее обязательствам пропорционально своим взносам (в том числе их неоплаченной части). Ответственность членов наступает при отсутствии у Ассоциации имущества, на которое может/быть наложено взыскание кредиторов.

1.9.Срок деятельности Ассоциации не ограничен.

2. УЧРЕДИТЕЛИ.

Учредителями Ассоциации являются юридические лица:

Открытое акционерное общество "АСВТ" (ОАО "АСВТ"), зарегистрированное решением Московской Регистрационной Палаты от 24.03.93 г., №023.378,
Место нахождения: 127322, г.Москва, ул. Яблочкова, Д.19Б,
р/с 40702810300000000530 в КБ "Русский Генеральный Банк";

Открытое акционерное общество "Ивановские телекоммуникационные сети" (ОАО "Ивтелеком"), зарегистрированное решением регистрационной палаты Администрации г. Иванове от 25.05.98 г., №3266

Место нахождения: 153000, г. Иваново-центр, ул. 10 августа, д. 1, I Р/с 40702610017000100348, в Ивановском банке СБ РФ;

Открытое акционерное общество "ЭЛЕКТРОСВЯЗЬ" Рязанской обл., зарегистрированное решением Регистрационной Палаты г. Рязань от 15.11.93 г., №9136,
Место нахождения: 390000, г. Рязань, ул. Почтовая, д. 49,
Р/с 40702810600010000071 в Приф-Внешторгбанке г. Рязани,

Открытое акционерное общество "ЭЛЕКТРОСВЯЗЬ" Калужской обл. (ОАО "ЭЛЕКС"), зарегистрированное распоряжением регистрационно-экспертного отдела городской управы г. Калуга от 26.04.94 г., № 632р;
Место нахождения: 248660, г. Калуга, ул. Театральная, д. 38,
р/с 40702810600000467227 в Газэнергобанке г. Калуги;

Открытое акционерное общество "СВЯЗЬИНФОРМ" Астраханской обл., зарегистрированное решением Регистрационной Палаты г. Астрахань от 09.09.97г., № 3015009241;
место нахождения: 414000, г. Астрахань, пер. Театральный, д. 7/8,
Р/с 40702810600000000484 в Волго-Каспийском Банке г. Астрахань;

3. ЦЕЛИ И ЗАДАЧИ.

3.1. Ассоциация создается с целью координации предпринимательской деятельности, представления и защиты общих интересов ее членов. Деятельность Ассоциации не преследует цели извлечения прибыли.

3.2. Задачами Ассоциации являются:

3.2.1.Содействие развитию Взаимоувязанной Сети Связи Российской Федерации.

3.2.2. Содействие развитию выделенной по обслуживанию федеральной сети делового обслуживания "Искра" (далее по тексту СДО "Искра")

3.2.3. Содействие обеспечению требуемого объема и качества современных услуг связи, предоставляемых потребителям на территории России.

3.2.4. Содействие развитию научных, технических, экономических организационных основ СДО "Искра".

3.2.5. Содействие распространению стандартизованных решений при создании СДО "Искра".

3.2.6. Изучение и содействие согласованию интересов отечественных разработчиков, поставщиков и потребителей услуг СДО "Искра".

3.2.7. Распространение передового отечественного и зарубежного опыта организации Цифровых сетей.

3.2.8. Разработка предложений по развитию СДО "Искра".

3.2.9. Содействие развитию российского рынка услуг связи, выявление нужд потребителей, пропаганда возможностей и преимуществ СДО "Искра".

3.2.10. Содействие внедрению отечественной и зарубежной техники и программного обеспечения, способствующих расширению объема и повышению качества услуг связи СДО "Искра".

3.2.11. Разработка предложений для государственных органов, действующих в области связи по регулированию деятельности в сфере предоставления услуг связи СДО "Искра" по правилам предоставления услуг, нормированию и контролю.

3.2.12. Разработка на основании единой технической политики рекомендаций по внедрению современных технологий, расширению перечня предоставляемых услуг с одновременным повышением их качества, расширению географии построения СДО "Искра" по всей территории Российской Федерации.

3.2.13. Организация скоординированной работы операторов в процессе эксплуатации СДО "Искра".

3.3. Ассоциация имеет право на осуществление любой иной деятельности, не противоречащей действующему законодательству. Виды

деятельности, требующие государственного лицензирования, осуществляются на основе соответствующих лицензий.

3.4. Предпринимательская деятельность осуществляется Ассоциацией через создаваемые хозяйственные общества или участие в таких обществах.

3.5. Ассоциация не вправе осуществлять деятельность, создающую или могущую создать конкуренцию ее участникам, а также участвовать в предприятиях, осуществляющих такую деятельность.

4. ЧЛЕНСТВО В АССОЦИАЦИИ

4.1.Членами Ассоциации могут быть юридические лица, имеющие лицензию Гостелекома РФ на предоставление услуг телефонной связи и изъявившие желание участвовать в развитии выделенной по обслуживанию сети “Искра-2”.

4.2. Членами Ассоциации являются Учредители, перечисленные в п.2 данного Устава. Учредители имеют равные права со всеми остальными членами Ассоциации.

4.3. Членство в Ассоциации осуществляется на добровольной основе и возможно в случае выполнения Устава Ассоциации.

4.4. Члены Ассоциации сохраняют права юридического лица и экономическую самостоятельность.

5. ПРАВА И ОБЯЗАННОСТИ ЧЛЕНОВ

5.1. Члены Ассоциации имеют право:

- Участвовать в управлении Ассоциацией;
- получать информацию о деятельности Ассоциации;
- вносить предложения в повестку дня на Общих собраниях членов Ассоциации;
- пользоваться в первоочередном порядке и на льготных условиях услугами Ассоциации;
- состоять членами союзов, обществ, других объединений, если это не противоречит настоящему Уставу;
- Представлять Ассоциацию в регионах своей деятельности;
- Осуществлять иные права, определяемые решениями Общего собрания членов Ассоциации и ее Уставом;

5.2. Члены Ассоциации обязаны:

- способствовать достижению целей Ассоциации;
- соблюдать требования Учредительных документов Ассоциации

• выполнять решения органов управления Ассоциации, вынесенные в пределах их компетенции и связанные с участием в Ассоциации;
• принимать участие в деятельности Ассоциации;
• своевременно вносить ежегодные и целевые взносы, размер которых определяется Общим собранием членов;
• предоставлять информацию, необходимую для решения вопросов, связанных с деятельностью Ассоциации;

6. ПОРЯДОК ПРИЕМА И ВЫХОДА ЧЛЕНОВ.

6.1. Ассоциация открыта для вступления новых Членов.

6.2.ЧленамиАссоциации могут быть любые юридические лица, имеющие лицензию Гостелекома РФ на предоставление услуг телефонной связи и изъявившие желание участвовать в развитии выделенной по обслуживанию сети "Искра-2".

6.3. Прием нового члена Ассоциацией осуществляется Общим собранием членов на основании поданного им письменного заявления на имя Президента, который представляет заявителя на ближайшем со дня подачи заявления Общем собрании членов Ассоциации.

6.4. Заявитель обязан в течение 10-ти дней со дня принятия решения Общим собранием членов о приеме в члены Ассоциации, внести вступительный взнос.

6.5. Решение Общего собрания членов Ассоциации о приеме нового члена вступает в силу после внесения им вступительного и ежегодного взносов.

6.6. Член Ассоциации вправе по своему усмотрению выйти из Ассоциации по окончании финансового года. Выход члена из Ассоциации осуществляется путем подачи им письменного заявления на имя Президента.. Не позднее трех месяцев после подачи Членом заявления о выходе из состава Ассоциации, Ассоциация обязана:

• определить сроки возврата имущества, переданного данным членом в пользование Ассоциации;

• произвести финансово-кредитные расчеты выбывающего члена с финансовым органом Ассоциации;

• определить порядок выполнения членом принятых на себя ранее обязательств по отношению к другим членам и Ассоциации в целом;

- разрешить иные вопросы, связанные с выходом члена.

6.7. После решения перечисленных выше вопросов, на ближайшем Общем собрании членов утверждается решение о выведении из состава Ассоциации заявителя.

6.8. Член Ассоциации может быть исключен из нее по решению Общего собрания, если он:

• систематически не выполняет или ненадлежащим образом выполняет свои обязанности;

• нарушает принятые на себя обязательства перед Ассоциацией;

• препятствует своими действиями или бездействием нормальной работе Ассоциации;

• в случае отзыва лицензии Гостелекома РФ на предоставление услуг телефонной связи или истечении срока ее действия и не получения новой лицензии в течение шести месяцев с момента ее отзыва или истечения срока.

6.9. При выходе или исключении членов Ассоциации они не вправе требовать возврата произведенных ими взносов, выдела части имущества или иной компенсации.

6.10. Вышедшие (исключенные) члены Ассоциации несут субсидиарную ответственность по ее обязательствам пропорционально своему взносу в течение двух лет с момента выхода.

Вступившие члены несут субсидиарную ответственность по обязательствам Ассоциации, возникшим до их вступления

7. УПРАВЛЕНИЕ АССОЦИАЦИЕЙ.

7.1. Высшим органом управления Ассоциации является Общее собрание ее членов. Каждый член Ассоциации представлен на Общем собрании одним представителем с правом одного голоса.

7.1.1. К исключительной компетенции Общего собрания относится:

1. внесение изменений и дополнений в Учредительные документы Ассоциации;
2. Определение приоритетных направлений деятельности Ассоциации, принципов формирования и использования ее имущества;
3. Установление размера и порядка внесения членами Ассоциации вступительных, ежегодных, целевых и иных взносов;
4. Принятие решений о приеме и исключении членов Ассоциации из ее состава;

5. Избрание Президента Ассоциации
6. Утверждение кандидатуры на должность Исполнительного директора и освобождения его от должности;
7. Утверждение годового отчета и годового бухгалтерского баланса;
8. принятие решений по использованию имущества ассоциации, если размер сделки составляет более 25% балансовой ее стоимости;
9. Избрание членов Ревизионной комиссии и утверждение результатов ее работы;
10. Избрание при необходимости аудитора и установление оплаты его услуг;
11. Создание филиалов и открытие представительств;
12. Участие в других некоммерческих организациях, хозяйственных обществах и товариществах;
13. Принятие решения о реорганизации или ликвидации Ассоциации, назначение ликвидационной комиссии;, утверждение ликвидационного баланса;

7.1.2. Общее собрание членов Ассоциации правомочно (имеет кворум), если на нем присутствовало не менее 3/4 его членов. Если на момент начала Общего собрания кворум отсутствует, то собрание откладывается до срока, устанавливаемого Президентом (не более чем на 30 дней). Повторное Общее собрание считается правомочным при любом числе собравшихся членов. Решения Общего собрания принимаются 2/3 голосов членов, присутствующих на Общем собрании.

Вопросы 1,3-5,13 пункта 7.1.1 решаются большинством в 3/4 голосов членов Ассоциации, присутствующих на собрании.

7.1.3. Очередное Общее собрание членов Ассоциации созывается один раз в год и не позднее 3-х месяцев по окончании финансового года. Общие собрания, организуемые на других условиях, являются внеочередными.

7.1.4. Внеочередные Общие собрания членов Ассоциации созываются по мере необходимости по инициативе Президента или по требованию: не менее 1/3 Членов Ассоциации, Исполнительного директора, Председателя Ревизионной Комиссии, Аудитора - в течение одного месяца со дня уведомления Президента Ассоциации.

7:2. Общее руководство деятельностью Ассоциацией осуществляет Президент.

7.2.1. Президент избирается Общим собранием членов Ассоциации, сроком на три года, и может быть переизбран неограниченное число раз.

7.2.2. Полномочия и компетенция Президента Ассоциации:

• представляет Ассоциацию в отношениях с российскими и зарубежными юридическими лицами и гражданами;
• осуществляет общее руководство деятельностью Ассоциации;
• заключает контракты на работу с исполнительным директором;
• представляет Исполнительного директора для назначения Общему Собранию членов Ассоциации;
• определяет полномочия исполнительного директора
• председательствует на Общих собраниях членов Ассоциации и обладает правом одного голоса;
• Организует проведение очередных и внеочередных Собраний членов Ассоциации и выполнение их решений;

7.3.Единоличным исполнительным органом Ассоциации является Исполнительный директор.

7.3.1. Исполнительный директор утверждается Общим собранием членов Ассоциации на срок один год и может быть переизбран неограниченное число раз. Ассоциация заключает трудовой контракт с Исполнительным директором, который подписывается от имени Ассоциации ее Президентом.

7.3.2. Исполнительный директор осуществляет оперативное управление деятельностью Ассоциации, подотчетен Общему собранию, организует выполнение его решений.

7.3.3. К компетенции Исполнительного директора относится решение всех вопросов, которые не составляют исключительную компетенцию Общего собрания членов Ассоциации и Президента;

7.3.4. Полномочия и компетенция Исполнительного директора.

• Представляет без доверенности интересы Ассоциации, как в Российской Федерации, так и за ее пределами перед всеми государственными, общественными, коммерческими и иными предприятиями, учреждения, организациями и объединениями;
• Представление Общему собранию членов Ассоциации ежегодного отчета о расходовании средств;
• Осуществляет общее руководство административно-хозяйственной деятельностью Ассоциации;
• Заключает договора и иные сделки в соответствии с настоящим уставом;
• Открывает счета в банках;
• Организует кадровую работу в Ассоциации, утверждает структуры управления деятельностью Ассоциации, штатное расписание и должностные обязанности;

Права, обязанности и ответственность Исполнительного Директора, условия материального обеспечения определяются контрактом;

Исполнительный Директор может освобождаться от занимаемой должности до истечения срока контракта по основаниям, предусмотренным условиями контракта или действующим Законодательством.

7.4. Контроль за финансовой деятельностью Ассоциации осуществляет Ревизионная комиссия, избираемая Общим собранием членов Ассоциации сроком на 3 года.

Деятельность Ревизионной комиссии регулируется действующим Законодательством, настоящим Уставом, а также Положением о Ревизионной комиссии, утверждаемым Общим Собранием. Любой член Ассоциации вправе потребовать присутствия своего представителя в составе Ревизионной комиссии.

Ревизия финансовой деятельности осуществляется не реже 1 раза в год и об ее результатах докладывается на очередном Общем собрании.

7.5. Все должностные лица Ассоциации; члены Ревизионной комиссии, сотрудники Ассоциации несут ответственность за сохранение конфиденциальности информации и документации Ассоциации или ее Членов, ставшей им доступной.

8. ИМУЩЕСТВО, УЧЕТ, ОТЧЕТНОСТЬ.

8.1. Ассоциация осуществляет, согласно действующему законодательству, владение, пользование и распоряжение находящимся в ее собственности имуществом. Ассоциация является собственником принадлежащего ей имущества, включая имущество, переданное ей членами Ассоциации, а также полученное в результате ее деятельности.

8.2. Имущество Ассоциации образуется за счет:

- вступительных, ежегодных и целевых взносов членов;
- благотворительных взносов;
- других источников, не противоречащих действующему законодательству.

8.3. Ассоциация в основном финансируется ее членами Порядок внесения вступительных и ежегодных взносов устанавливается Общим собранием Членов Ассоциации. Общее собрание вправе устанавливать штрафные санкции за просрочку внесения взносов. Первоначальный ежегодный взнос вносится каждым кандидатом в члены Ассоциации одновременно со вступительным взносом. Последующие ежегодные взносы оплачиваются каждым членом в течение первого календарного месяца следующего за отчетным финансовым годом.

8.4. Взносы, как правило, вносятся в денежной форме. С согласия Общего собрания члены Ассоциации могут производить взносы в иной имущественной форме. Размер взноса в неденежной форме оцениваются в рублях по согласованию между Общим собранием и членом Ассоциации, вносящим неденежный взнос. Члены Ассоциации утрачивают право распоряжаться имуществом, переданным в качестве взноса.

8.5. Размеры взносов, а также изменения, связанные со сроком и формами внесения, устанавливаются Общим собранием Ассоциации.

8.6. Вступительные и ежегодные взносы членов используются на обеспечение деятельности, предусмотренной Уставом Ассоциации.

8.7. Целевые взносы предназначены для финансирования конкретных мероприятий и программ. Срок, размер и форма внесения устанавливаются Общим собранием.

8.8. Имущество Ассоциации составляют основные фонды и оборотные средства, а также иное имущество, стоимость которого отражается на ее самостоятельном балансе. В случае образования у Ассоциации прибыли, она направляется на пополнение фондов и развитие Ассоциации. Прибыль между членами Ассоциации не распределяется.

8.9.Ассоциация в соответствии с действующим Законодательством РФ осуществляет учет результатов своей деятельности, ведет оперативный, бухгалтерский, статистический учет и отчетность и несет ответственность за их достоверность.

8.10. Ассоциация в целях реализации государственной социальной, экономической и налоговой политики несет ответственность за сохранность документов (управленческих, финансово-хозяйственных, по личному составу и т.д.); обеспечивает передачу на государственное хранение документов, имеющих научно-историческое значение, в Центральный архив г. Москвы в соответствии с перечнем документов, согласованным с объединением “Мосгорархив”, хранит и использует в установленном порядке документы по личному составу. Ассоциация выполняет государственные мероприятия по мобилизационной подготовке в соответствии с действующим законодательством и нормативными документами РФ и г. Москвы.

8.11. Финансовым годом Ассоциации считается период с 1 января по 31 декабря каждого календарного года.

9. ФИНАНСОВЫЙ КОНТРОЛЬ И АУДИТ

9.1. Ассоциация ведет бухгалтерский учет и статистическую отчетность и представляет информацию о своей деятельности органам государственной статистики и налоговым органам, членам Ассоциации и иным лицам в соответствии с законодательством РФ и настоящим Уставом.

9.2. Общее собрание избирает Ревизионную комиссию для осуществления контроля за финансово- хозяйственной деятельностью Ассоциации. Состав и срок полномочий определяются Общим собранием.

9.3. Ассоциация может привлекать на договорной основе аудитора для проведения проверки финансово-хозяйственной деятельности.. Ассоциации.

10 ПРЕКРАЩЕНИЕ ДЕЯТЕЛЬНОСТИ АССОЦИАЦИИ.

10.1. Прекращение деятельности Ассоциации осуществляется путем реорганизации (слияния, присоединения, разделения) или ликвидации.

Решение о реорганизации и ее формах принимается Общим собранием членов Ассоциации.

Реорганизация Ассоциации влечет за собой переход ее прав и обязанностей к правопреемникам.

10.2. Прекращение деятельности Ассоциации осуществляется:

- по совместному решению при утрате ее членами заинтересованности в продолжение деятельности;
- при уменьшении количества членов до одного;
- по решению суда о признании недействительными актов о создании Ассоциации;
- по другим основаниям, предусмотренным действующим Законодательством.

10.3. В случае ликвидации Ассоциации:

- Общее собрание назначает ликвидационную комиссию в составе 3-х человек, которая представляет на его утверждение ликвидационный баланс и предложения о ликвидации;
- избирает председателя комиссии;
- определяет порядок и сроки проведения ликвидации.

10.3.1 С момента ее назначения ликвидационная комиссия берет на себя выполнение всех функций по управлению Ассоциацией.

10.3.2 Денежные средства со счетов Ассоциации перечисляются по распоряжению председателя комиссии

10.3.3. Все решения ликвидационной комиссии принимаются простым большинством голосов. Каждый член комиссии обладает одним голосом.

10.3.4. Ликвидационная комиссия помещает в официальной печати по месту нахождения Ассоциации официальную публикацию об ее ликвидации, порядке и сроках заявления претензий кредиторами.

10.3.5. Ликвидационная комиссия оценивает наличное имущество Ассоциации, выявляет его дебиторов и кредиторов и рассчитывается с ними, составляет ликвидационный баланс и представляет его Общему Собранию.

Остаток имущества, Ассоциации, образовавшийся при ее ликвидации, после удовлетворения претензий всех ее кредиторов, не подлежит распределению между членами. Он передается на цели, аналогичные целям создания и деятельности Ассоциации, предусмотренные ее учредительными документами.

10.3.6. Ликвидация считается завершенной, а Ассоциация прекратившей существование с момента внесения соответствующей записи в государственный реестр.

10.4. При реорганизации или прекращении деятельности все документы передаются в соответствии с установленными правилами ее правопреемнику.

При отсутствии правопреемника документы передаются на государственное хранение в архивы. Передача и упорядочение документов осуществляется силами и за счет средств Ассоциации, в соответствии с требованиями архивных органов.

11. ЗАКЛЮЧИТЕЛЬНЫЕ ПОЛОЖЕНИЯ

11.1. Отношения, не урегулированные настоящим Уставом, регламентируются действующим законодательством Российской Федерации.

ПОДПИСИ УЧРЕДИТЕЛЕЙ АССОЦИАЦИИ:

ОАО "АСВТ"
Генеральный директор ____________ Оситис А.П.

ОАО «Ивтелеком»
Генеральный директор ____________ Брусенцев Г.П.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Рязанской области
Генеральный директор ____________ Шевнев В.Н.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Калужской области
Генеральный директор ____________ Четков В.М.

ОАО «СВЯЗЬИНФОРМ»
Астраханской области
Генеральный директор ____________ Грачкин А.П.

Правительство Москвы
МОСКОВСКАЯ РЕГИСТРАЦИОННАЯ ПАЛАТА
ЗАРЕГИСТРИРОВАНО
"18" ноября 1999 г.
в реестре за № 89229

APPROVED by Founders' Meeting. Minutes №1 of September 01, 1999.

CHARTER
of Association of Federal Business Service Network Operators
"ISKRA"

Moscow 1999

1. GENERAL PROVISIONS.

1.1 The Association of Federal Business Service Network Operators "ISKRA" (hereinafter referred to as "Association") is a non-profit organization founded by legal entities to promote the attainment of aims stated in the Charter by its members.

1.2 The association carries out its activities according to the legislation of the Russian Federation and constituent documents.

1.3. Full name of the Association in Russian is:

"Association of Operators of the Federal Network of Business Service "ISKRA"

The abbreviated name of the Association in Russian is:

"Association "SDO-Iskra"

1.4. Location of the Association: Russian Federation, 117334, Moscow, Leninskiy prospekt str., 40 (on the basis of a contract of rent).

In the specified location is the seat of the permanent executive body of the Association, the President.

1.5. The Association is a legal entity, getting this status from the moment of its state registration. The Association has ringfenced assets, has an independent balance, the right to open accounts in banks and other rights which are not contradicting the current legislation.

The Association has a round seal, a stamp, a official form with the name and other means of visual identification.

1.6. The Association on its own behalf, for achievement of its purposes has the right to conclude contracts (within the limits of the powers delegated to it), and also to get property and other rights, to perform duties, to be claimant and respondent in courts.

1.7. The Association has the right to create economic societies(companies) or to participate in such societies(companies), to enter associations and unions. Branches and representations may be created in the Association.

1.8. The Association bears responsibility on the obligations with all its assets.

The Association is not responsible on obligations of the State, equally as the State is not responsible on obligations of the Association.

The Association is not responsible on obligations of its Members.

Members of the Association bear subsidiary responsibility on its obligations proportionally to its payments (including their outstanding part). The responsibility accrues in case of lack of assets of the Association on which its creditors may impose collection.

1.9. Term of activity of the Association is not limited.

2. FOUNDERS.

The Founders of the Association are the following legal entities:

Public Joint-Stock Company "ACBT" (PJSC "ACBT"), registered according to resolution of Moscow Registration Chamber of 24.03.93, № 023.378,

Location: 127322, Moscow, Yablochkova str., 19 B,
a/c 40702810300000000530 in CB "Russian General Bank";

Public Joint-Stock Company "Ivanovo Telecommunications Networks" (PJSC "Ivtelecom"), registered according to resolution of Registration Chamber of Ivanovo Administration of 25.05.98, № 3266
Location: 153000, Ivanovo-Center, 10 Avgusta str., # 1,
A/c 40702610017000100348 in Ivanovo Bank, SB RF;

Public Joint-Stock Company "ELEKTROSVYAZ" of Ryazan Reg., registered according to resolution of Ryazan Registration Chamber of 15.11.93, № 9136.
Location: 390000, **Ryazan**, Pochtovaya str., # 49,
A/c 40702810600010000071 in Prif-Vneshtorgbank of Ryazan;

Public Joint-Stock Company "ELEKTROSVYAZ" of Kaluga Reg. (PJSC "ELEKS"), registered according to prescription of registration examining body of Kaluga City Administration of 26.04.94, № 632p;
Location: 248660, Kaluga, Teatralnaya str., № 38,
A/c 40702810600000467227 in Kaluga Gazenergobank;

Public Joint-Stock Company "SVYAZINFORM" of Astrakhan Reg., registered according to resolution of Astrakhan Registration Chamber of 09.09.97, № 3015009241;
Location: 414000, Astrakhan, per. Teatralny, № 7/8,
A/c 40702810600000000484 in Astrakhan Volga-Caspian Bank;

3. AIMS AND GOALS.

3.1. The Association is created in order to coordinate the business activity, to represent and defend common interests of its members. The Association is a non-profit organization, and its activities are not aimed at deriving profit.

3.2. The Association's tasks are:

3.2.1. To promote the development of the Interconnected Communications Network of the Russian Federation.

3.2.2. To promote the development of the dedicated federal Business Service Network "Iskra" (hereinafter referred to as BSN "Iskra")

3.2.3. To promote the provision of necessary volume and quality of modern communication services, offered to customers in the territory of Russia.

3.2.4. To promote the development of scientific, technical, economical and organizational base of BSN "Iskra".

3.2.5. To promote the propagation of standardized solutions in the process of creating BSN "Iskra".

3.2.6. To study and promote the reconciliation of interests of national developers, providers and consumers of services of BSN "Iskra".

3.2.7. Propagation of advanced national and international experiences in organization of Digital Networks.

3.2.8. working out ideas for development of BSN "Iskra".

3.2.9. To promote the development of the Russian communication services market, to explore the customer needs, to propagate possibilities and advantages of BSN "Iskra".

3.2.10. To promote the implementation of national and international technologies and software in order to increase the volume and to raise the quality of communication services of BSN "Iskra".

3.2.11. to prepare proposals for government agencies working in telecommunication sector in issues concerning regulation of telecommunication services provision by BSN "Iskra", rules of services provision, norms and control.

3.2.12. to work out recommendations based on a unified technical strategy for implementation of modern technologies, for increasing the list of services provided with a higher quality, for expanding BSN "Iskra" in the whole territory of the Russian Federation.

3.2.13. to organize a well-coordinated work of the carriers in the process of running BSN "Iskra".

3.3. The Association has the right to realization of any other activity which is not contradicting to the current legislation. The kinds of activity demanding the state licensing, are carried out on the basis of the appropriate licenses.

3.4. Business activity is carried out by Association by way of establishing economic societies or participation in such societies.

3.5. The association has no right to carry out the activity which creates or is able to create competition to its participants and also to participate in the enterprises which are carrying out such an activity.

4. MEMBERSHIP IN THE ASSOCIATION

4.1. The legal entities with a license of the State Committee for Telecommunication of the Russian Federation for providing telecommunication services which expressed their desire to participate in development of the network allocated for service "Iskra-2" may become Members of Association.

4.2. Members of Association are the Founders listed in item 2 of the present Charter. The Founders have equal rights with all other members of Association.

4.3. The Association Membership is voluntary and is possible only in case of observance of the Association Charter.

4.4. The Association Members keep all rights of a legal person and their economic independence.

5. MEMBERS' RIGHTS AND DUTIES

5.1. The Association Members have the right:

- To participate in management of the Association;
- To receive information about the Association's activity;
- To move proposals to the Agenda of General Meetings of the Association members;

- To have high priority in using services of the Association on favorable terms;
- To be member of unions, societies, other associations if it does not contradict the present Charter;
- To represent the Association in regions of their operation;
- To exercise other rights determined by decisions of the General Meeting of the Association members and by its Charter;

5.2. Members of the Association are obliged:

- To promote achievement of the Association purposes;
- To observe the requirements of Constituent Documents of the Association
- To carry out decisions of the Association's management passed within the limits of their competence and connected to participation in the Association;
- To take part in activities of the Association;
- To pay in due time annual contributions and target payments the size of which is determined by the General Meeting of the members;
- To submit the information necessary for the decision of issues concerning the Association's activities;

6. PROCEDURE OF AFFILIATION AND TERMINATION OF MEMBERSHIP.

6.1. The Association is open for new Members.

6.2. A legal person with a license granted by the State Committee for Telecommunications of the Russian Federation for providing telecommunication services and expressed desire to participate in development of the network allocated for service "Iskra-2" may become members of the Association.

6.3. Admission of a new member by the Association is carried out by the General Meeting of members upon submission of a written application submitted to the President who introduces the Applicant to the General Meeting of members of the Association nearest to the date of application submission.

6.4. The Applicant is obliged to pay an admission fee within 10 days from the date of decision about admission to the Association passed by the General Meeting of Members.

6.5. The decision of the General Meeting of Members of the Association

about admission of a new Member takes effect after payment of admission fee and annual contribution.

6.6. The member of the Association has the right to leave the Association at his own discretion at the end of a fiscal year. The disaffiliation of a member from the Association is realized by submission of a written application to the President. Not later than three months after submission of the application for leaving the Association by a Member, the Association is obliged:

- define the term of return of the property transferred by the Member for use to the Association;
- To settle financial and credit accounts of the leaving Member with the Association's financial body;
- To define the order of performance of obligations assumed by the Member earlier in relation to the other Members and to the Association as a whole;
- To resolve other issues connected to the walk-out of the Member.

6.7. After the solution of the above listed issues, the decision about disaffiliation of the Applicant from the Association is to be approved by the next General Meeting of Members.

6.8. The Member of the Association may be expelled from it upon a decision of the General Meeting, if he:

_systematically does not carry out the duties or does it in an inadequate manner;

_ Breaks assumed obligations towards the Association;

_ Interferes with the normal work of the Association through action or inaction;

_ In case of withdrawal of the license of the State Committee for Telecommunication of the Russian Federation for providing telecommunication services or its expiry and not obtaining the new license within six months from the moment of its withdrawal or expiry.

6.9. In the case of leaving or being expelled from the Association, the members of the Association have no right to claim reimbursement of the payments made by them, allocation of a part of property or other indemnification.

6.10. The Members of the Association who left (were excluded) bear subsidiary responsibility upon their obligations in proportion to the contribution within two years from the moment of disaffiliation.

The admitted members bear subsidiary responsibility upon the responsibility on the obligations of the Association which have arisen before their affiliation

7. MANAGEMENT OF ASSOCIATION.

7.1. The supreme management body of the Association is the General Meeting of its Members. Each Member of the Association is represented in the General Meeting by one representative with the right of one vote.

7.1.1. The following issues are exclusive competence of the General Meeting:

1. Modification and additions to Constituent Documents of the Association;
2. Definition of priority directions in activity of the Association, principles of formation and use of its property;
3. Establishment of the size and form of payment of affiliation fee, annual contribution, target payments and other by members of the Association;
4. Approval of decisions about affiliation and expulsion of members of the Association;
5. Election of the President of the Association
6. Approval of a candidate for the post of the Executive Director and his removal from the post;
7. Approval of the annual report and annual accounting Balance;
8. Approval of decisions about the usage of property of the Association if the size of the bargain makes more than 25 % of its balance cost;
9. Election of members of the Revision Committee and approval of results of its work;
10. Election of the Auditor and establishment of payment for his services;
11. Creation of branches and opening of representations;
12. Participation in other noncommercial organizations, economic societies and companies;
13. Decision about reorganization or liquidation of the Association, assignment of the liquidating commission, approval of liquidating balance;

7.1.2. The General Meeting of members of the Association is competent (has quorum) if not less than 3/4 its members were present. If at the moment of the beginning of the General Meeting there is no quorum, the Meeting is postponed up to the term established by the President (no more than 30 days). The repeated General Meeting is considered competent if any number of the members is gathered. The decisions of the General Meeting are accepted by 2/3 votes of the members present at the General Meeting.

Issues 1,3-5,13 of items 7.1.1 are resolved by majority of ¾ of votes of members of the Association present at the Meeting.

7.1.3. The Ordinary General Meeting of Members of the Association is

convoked once a year and not later than 3 months after termination of the fiscal year. The General Meetings organized in other conditions, are extraordinary.

7.1.4. Extraordinary General Meetings of Members of the Association are convoked as necessity arises upon initiative of the President or on demand: not less than 1/3 of Members of the Association, the Executive Director, the Chairman of the Revision Committee, the Auditor - within one month from the date of the notice of the President of the Association.

7:2. The general management of the Association's activity is carried out by the President.

7.2.1. The president is elected by the General Meeting of Members of the Association, for the period of three years, and may be re-elected for illimited number of times.

7.2.2. Powers and competence of the President of the Association:

- Represents Association in its relations with the Russian and foreign legal persons and citizens;
- Carries out the general management of the Association activity;
- Concludes job contracts with the Executive Director;
- Introduces the Executive Director for assignment to the General Meeting of Members of the Association;
- Defines the powers of the Executive Director
- Presides in the General Meetings of Members of the Association and has the right for one vote;
- Organizes the ordinary and extraordinary Meetings of Members of the Association and implementation of their decisions;

7.3. A sole executive authority of the Association is the Executive Director.

7.3.1. The Executive Director is approved by the General Meeting of Members of the Association for the term of one year and may be re-elected an illimited number of times. The Association concludes a labor contract with the Executive Director which is subscribed by its President on behalf of the Association.

7.3.2. The Executive Director carries out operative management of activities of the Association, is accountable to the General Meeting, organizes implementation of its decisions.

7.3.3. The decision of all issues which are not in exclusive competence of the General Meeting of Members of the Association and the President is the competence of the Executive Director;

7.3.4. Authority and competence of the Executive Director.

- Represents the interests of the Association without a letter of attorney in the Russian Federation and abroad with governmental, social, commercial and other enterprises, institutions, organizations and association;
- Introduces to the General Meeting of Members of the Association the annual report about expenses;
- Carries out the general management of administrative activity of the Association;
- Concludes contracts and other bargains according to the present Charter;
- Opens accounts in banks;
- Organizes personnel work in the Association, approves the structures for management of activities of the Association, the list of staff and official duties;

Rights, duties and the responsibility of the Executive Director, conditions of material rewards are defined by the contract;

The executive Director may be removed from the post before expiry of the term of the contract on the bases stipulated by conditions of the contract or the current legislation.

7.4. The control of financial activity of the Association is carried out by a Revision Committee elected by the General Meeting of Members of the Association for the period of 3 years.

The activity of the Revision Committee is regulated by the current legislation, the present Charter, and also the Regulations about of the Revision Committee confirmed by the General Meeting. Any member of the Association has the right to demand the presence of his representative in the Revision Committee.

The Audit of financial activity is carried out at least 1 time per year and its results are reported in the Ordinary General Meeting.

7.5. All officials of the Association; Members of the Revision Committee, employees of the Association bear responsibility for preservation of confidentiality of information and documentation of the Association or its Members, which is accessible to them.

8. PROPERTY, ACCOUNTING, REPORTING.

8.1. The Association exercises, according to the current legislation, possession, use and disposal of assets in its property. The Association is the proprietor of property belonging to it, including the property transferred to it by Members of the Association, and obtained as a result of its activity.

8.2. The property of Association is formed on the account:

- Affiliation, annual and target payments of members;

- Charitable payments;
- Other sources which are not contradicting to the current legislation.

8.3. The association is financed basically by its Members. The procedure of payment of affiliation and annual payments is established by the General Meeting of Members of the Association. The General Meeting has the right to establish penal sanctions for delay of payments. The initial annual payment is paid by each candidate for membership in the Association simultaneously with affiliation fee. The subsequent annual payments are paid by each member within the first calendar month following the reported fiscal year.

8.4. Contributions, as a rule, are made in monetary form. With consent of the General Meeting, the Members of the Association may make contributions in other property form. The size of a contribution in non-monetary form is appraised in rubles as agreed between the General Meeting and the Member of the Association who pays a non-monetary contribution. The Members of the Association lose the right to dispose of the property transferred as a contribution.

8.5. The size of contributions, and also the changes concerning the term and forms of payment, are established by the General Meeting of the Association.

8.6. Affiliation and annual contributions of Members are used for maintenance of the activity stipulated by the Charter of the Association.

8.7. Target contributions are intended for financing concrete actions and programs. Term, size and form of payment are established by the General Meeting.

8.8. Property of the Association comprises fixed capital and circulating funds, and also other property the value of which is reflected in its independent balance. In case of formation of the profit in the Association, it is assigned for replenishing of funds and development of the Association. The profit is not distributed among the Members of the Association.

8.9. The Association, according to the current legislation of the Russian Federation, carries out accounting of activity results, conducts the operative, accounting, statistical accounting and reporting and bears the responsibility for their reliability.

8.10. With a goal of realization state social, economic and a tax policy, The Association bears the responsibility for safety of documents (administrative, financial and economic, personnel etc.); provides transfer for the State storage of documents having scientific and historical value, to the Central Archive of Moscow according to the list of documents coordinated with the association "Mosgorarkhiv", it stores and uses documents concerning the staff in due order. The Association carries out the State actions of mobilization preparation according to the current legislation and normative documents of the Russian Federation and the city of Moscow.

8.11. The fiscal year of the Association is the period from January 1 till December 31 of each calendar year.

9. FINANCIAL CONTROL AND AUDIT

9.1. The Association conducts book keeping and statistical reporting and represents the information about its activity to bodies of the State Statistics and Tax Bodies, Members of the Association and other persons according to the legislation of the Russian Federation and the present Charter.

9.2. The General Meeting elects the Revision Committee in order to control the financial and economic activities of the Association. The structure and term of office are defined by the General Meeting.

9.3. The association may invite an auditor to check financial and economic activities of the Association on a contractual basis.

10 TERMINATION OF ACTIVITY OF THE ASSOCIATION.

10.1. The termination of activity of the Association is carried out by reorganization (merger, fusion, split) or liquidations.

The decision of reorganization and its form is approved by the General Meeting of Members of the Association.

Reorganization of the Association entails transition of its rights and duties to successors.

10.2. The termination of activity of the Association is carried out:

- in case of the joint decision when its members lose interest for the activity;
- in case of reduction of number of members up to one;
- in case of a court ruling about invalidation of certificates (acts) of foundation of the Association;
- due to other causes stipulated by the current legislation.

10.3. In case of liquidation of the Association:

- The General Meeting appoints a Liquidating Commission consisting of 3 persons which presents the liquidating balance and suggestions to liquidation for its approval;
- Elects the chairman of the commission;
- Defines the order and terms of liquidation.

10.3.1 From the moment of its assignment the Liquidating Commission assumes performance of all functions concerning management of the Association.

10.3.2 Money resources from accounts of the Association are transferred by order of the chairman of the commission

10.3.3. All decisions of the liquidating commission are approved by simple majority of votes. Each member of the commission has one vote.

10.3.4. The liquidating commission places an official publication about the liquidation in official press at the location of the Association, about order and the terms for application of creditors' claims.

10.3.5. The liquidating commission evaluates the present assets of the Association, reveals its debtors and creditors and settles accounts with them, prepares the liquidating balance and presents it to the General Meeting.

The balance of property of the Association, formed at its liquidation, after satisfaction of claims of all of its creditors, is not subject to distribution among the members. It is transferred for the purposes similar to the purposes of creation and operation of the Association, stipulated by its constituent documents.

10.3.6. Liquidation is considered completed, and the Association stops its existence from the moment of entering the appropriate record into the State Register.

10.4. Upon reorganization or termination of activity, all documents are transferred according to the established rules to its legal successor.

At absence of the legal successor, the documents are transferred to the State storage in archives. Transfer and ordering of documents is carried out by means and assets of the Association, according to requirements of archival bodies.

11. CONCLUSION

11.1. The relations which have been not stipulated by the present Charter are regulated by the current legislation of the Russian Federation.

ПОДПИСИ УЧРЕДИТЕЛЕЙ АССОЦИАЦИИ:

ОАО "АСВТ"
Генеральный директор ________________ Оситис А.П.

ОАО «Ивтелеком»
Генеральный директор ________________ Бусенцов Г.П.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Рязанской области
Генеральный директор ________________ Шевнев В.Н.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Калужской области
Генеральный директор ________________ Гецков В.М.

ОАО «СВЯЗЬИНФОРМ»
Астраханской области
Генеральный директор ________________ Прачкин А.П.

ANDERSEN

02 JUL 15 AM 12:58

Заключение независимой аудиторской фирмы
акционерам о бухгалтерской отчетности ОАО «Нижегородсвязьинформ»
за год, оканчивающийся 31 декабря 2001 года

1. Мы провели аудит прилагаемой бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за год, оканчивающийся 31 декабря 2001 года. Данная отчетность подготовлена исполнительным органом ОАО «Нижегородсвязьинформ» в соответствии с Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным Приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года. Бухгалтерская отчетность, подготавливаемая в соответствии с указанными Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным Приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года, существенно отличается от отчетности, составляемой в соответствии с международными стандартами бухгалтерского учета.

2. Ответственность за подготовку данной отчетности несет исполнительный орган ОАО «Нижегородсвязьинформ». Наша обязанность заключается в том, чтобы высказать мнение о достоверности во всех существенных аспектах данной отчетности на основе проведенного аудита.

3. Аудит бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за отчетные периоды до 2001 года был проведен иной аудиторской организацией, чье мнение о достоверности бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за год, оканчивающийся 31 декабря 2000 года, было высказано в положительном аудиторском заключении от 29 марта 2001 года. Объем работ, выполненных нами, не включал проверку бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за периоды, предшествующие году, оканчивающемуся 31 декабря 2001 года.

4. Мы проводили аудит в соответствии с Федеральным законом № 119-ФЗ от 7 августа 2001 г. «Об аудиторской деятельности» и Правилами (Стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации. Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность была подготовлена во всех существенных аспектах в соответствии с Федеральным законом №129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным Приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года. Аудит включал проверку на выборочной основе подтверждений цифровых данных и пояснений, содержащихся в бухгалтерской отчетности. Мы полагаем, что проведенный аудит дает достаточные основания для того, чтобы высказать мнение о достоверности данной отчетности.

5. По состоянию на 31 декабря 2001 года Компания не создала резерв по сомнительной дебиторской задолженности, создание которого регламентируется требованиями ПБУ 8/98 «Условные факты хозяйственной деятельности».

Аудитор

Гузеев Дмитрий Васильевич
Квалификационный аттестат аудитора № 035613

СПИСОК
Кандидатов по выборам в Ревизионную комиссию
ОАО «Нижегородсвязьинформ»
на период 2002-2003 г.г.

№ п/п	Фамилия, имя, отчество кандидата	Занимаемая должность
1.	Алехин Сергей Иманович	Главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»
2.	Дегтярева Елена Петровна	Ведущий специалист Департамента электрической связи ОАО «Связьинвест»
3.	Прокофьева Ирина Викторовна	Заместитель директора Департамента - начальник отдела Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»
4.	Феклин Александр Васильевич	Начальник КРО ОАО «Нижегородсвязьинформ»
5.	Фролов Кирилл Викторович	Главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»

Совет директоров

LIST
of candidates for election of the Auditing Committee of
OJSC "Nizhegorodsvyazinform"
for the period 2002-2003

Item	The Candidate's last, first, middle name	Title
1.	Alekhin Sergei Imanovich	Chief Specialist of the Department for internal audit and economical analysis of PJSC "Svyazinvest"
2.	Degtyareva Yelena Petrovna	Leading Specialist of the Department for Telecommunications of PJSC "Svyazinvest"
3.	Prokofieva Irina Victorovna	Deputy Director of the Department – head of division of the Department for internal audit and economical analysis of PJSC "Svyazinvest"
4.	Feklin Aleksandr Vasilievich	Head of Control and Audit Division of PJSC "Nizhegorodsvyazinform»
5.	Frolov Kirill Victorovich	Chief Specialist of the Department for internal audit and economical analysis of PJSC "Svyazinvest"

Board of Directors

СПИСОК
Кандидатов по выборам в состав Совета директоров ОАО «Нижегородсвязьинформ» на период 2002-2003 г.г.

№№ п/п	Фамилия, имя, отчество кандидата	Занимаемая должность
1.	Бахаев Михаил Анатольевич	Зам. генерального директора АО, директора НГТС
2.	Беляев Константин Владимирович	Главный бухгалтер ОАО «Связьинвест»
3.	Билибин Юрий Александрович	Помощник генерального директора ОАО «Связьинвест»
4.	Волков Владимир Николаевич	Зам. генерального директора АО, директора Дзержинского УЭС
5.	Голубева Надежда Александровна	Представитель «Зэ Бэнк оф Нью-Йорк Интернэшнэл Номиниз»
6.	Григорьева Алла Борисовна	Зам. директора департамента корпоративного управления, ОАО "Связьинвест"
7.	Григорьева Любовь Ивановна	Зам. генерального директора ОАО «Нижегородсвязьинформ»
8.	Дегтярев Вадим Сергеевич	Представитель «Зэ Бэнк оф Нью-Йорк Интернэшнэл Номиниз»
9.	Заболотный Игорь Викторович	Исполнительный директор – директор Департамента маркетинга и организации продажи услуг ОАО «Связьинвест»
10.	Козин Владимир Владимирович	Заместитель директора - начальник отдела Департамента корпоративного финансирования и прямых инвестиций ОАО «Связьинвест»
11.	Лопатин Александр Владимирович	Заместитель генерального директора ОАО «Связьинвест»
12.	Люлин Владимир Федорович	Генеральный директор ОАО «Нижегородсвязьинформ»
13.	Хейвуд Майкл Артур	представитель ЗАО «Банк Кредит Свисс Ферст Бостон АО»
14.	Осипчук Антон Игоревич	Первый заместитель Генерального директора ОАО «Связьинвест»
15.	Панченко Станислав Николаевич	Заместитель генерального директора ОАО «Связьинвест»
16.	Корнвел Шерон Мэри	представитель ЗАО «Банк Кредит Свисс Ферст Бостон АО»
17.	Юджин Майкл Хантер	представитель ЗАО «Банк Кредит Свисс Ферст Бостон АО»

LIST of
Candidates for election of the Board of Directors of PJSC "Nizhegorodsvyazinform" for the period 2002-2003

Item	The Candidate's last, first, middle name	Title
1.	Bakhayev Mikhail Anatolievich	PJSC "Nizhegorodsvyazinform" Deputy General Director, Director of NGTS
2.	Belyayev Konstantin Vladimirovich	PJSC "Svyazinvest" Chief Accountant
3.	Bilibin Yuriy Aleksandrovich	PJSC "Svyazinvest" Deputy General Director
4.	Volkov Vladimir Nikolayevich	PJSC "Nizhegorodsvyazinform" Deputy General Director, Director of Dzerzhinsk Telecom Center
5.	Golubeva Nadezhda Aleksandrovna	"The Bank of New York Intrnational Nominees" Representative
6.	Grigorieva Alla Borisovna	PJSC "Svyazinvest" Deputy Director of Department for corporative management
7.	Grigorieva Lyubov Ivanovna	PJSC "Nizhegorodsvyazinform" Deputy General Director
8.	Degtyarev Vadim Sergeyevich	"The Bank of New York Intrnational Nominees" Representative
9.	Zabolotny Igor Victorovich	PJSC "Svyazinvest" Executive Director – Director of Department for Marketing and service sale management
10.	Kozin Vladimir Vladimirovich	PJSC "Svyazinvest" Deputy Director – head of division of Department for corporative finansing and direct investment
11.	Lopatin Aleksandr Vladimirovich	PJSC "Svyazinvest" Deputy General Director
12.	Lyulin Vladimir Fedorovich	PJSC "Nizhegorodsvyazinform" General Director
13.	Haywood Michael Arthur	CJSC "Bank Credit Swiss First Boston PJSC" Representative
14.	Osipchuk Anton Igorevich	PJSC "Svyazinvest" First Deputy General Director
15.	Panchenko Stanislav Nikolayevich	PJSC "Svyazinvest" Deputy General Director
16.	Cornwell Sharon Mary	CJSC "Bank Credit Swiss First Boston PJSC" Representative
17.	Eugene Michael Hunter	CJSC "Bank Credit Swiss First Boston PJSC" Representative

Правительство Москвы МОСКОВСКАЯ
РЕГИСТРАЦИОННАЯ ПАЛАТА
ЗАРЕГИСТРИРОВАН

в реестре за №

Представитель Палаты

Захаров В.С.

УТВЕРЖДЕН Собранием
Учредителей Протокол №1
От 01 сентября 1999 года.

УЧРЕДИТЕЛЬНЫЙ ДОГОВОР

Ассоциации операторов федеральной сети делового обслуживания “ИСКРА”

Москва 1999 год

УЧРЕДИТЕЛЬНЫЙ ДОГОВОР
о создании Ассоциации операторов федеральной сети делового обслуживания
"ИСКРА"

г. Москва 01 сентября 1999 год.

Открытое акционерное общество "АСВТ" (ОАО "АСВТ"), зарегистрированное решением Московской Регистрационной Палаты от 24.03.93 г., №023.378,
Место нахождения: 127322, г.Москва, ул. Яблочкова, Д.19Б,
р/с 40702810300000000530 в КБ "Русский Генеральный Банк";

Открытое акционерное общество "Ивановские телекоммуникационные сети" (ОАО "Ивтелеком"), зарегистрированное решением регистрационной палаты Администрации г. Иванове от 25.05.98 г., №3266
Место нахождения: 153000, г. Иваново-центр, ул. 10 августа, д. 1,
Р/с 40702610017000100348 в Ивановском банке СБ РФ;

Открытое акционерное общество "ЭЛЕКТРОСВЯЗЬ" Рязанской обл., зарегистрированное решением Регистрационной Палаты г. Рязань от 15.11.93 г., №9136.
Место нахождения: 390000, г. Рязань, ул. Почтовая, д. 49,
Р/с 40702810600010000071 в Приф-Внешторгбанке г. Рязани;

Открытое акционерное общество "ЭЛЕКТРОСВЯЗЬ" Калужской обл. (ОАО "ЭЛЕКС"), зарегистрированное распоряжением регистрационно-экспертного отдела городской управы г. Калуга от 26.04.94 г., № 632р;
Место нахождения: 248660, г. Калуга, ул. Театральная, д. 38,
р/с 40702810600000467227 в Газэнергобанке г. Калуги;

Открытое акционерное общество "СВЯЗЬИНФОРМ" Астраханской обл., зарегистрированное решением Регистрационной Палаты г. Астрахань от 09.09.97г., № 3015009241;
место нахождения: 414000, г. Астрахань, пер. Театральный, д. 7/8,
Р/с 40702810600000000484 в Волго-Каспийском Банке г. Астрахань;

в дальнейшем по тексту именуемые "Учредители" заключили настоящий договор о создании Ассоциации операторов федеральной сети делового обслуживания "Искра" (далее по тексту "Ассоциация") для координации деятельности по содействию развития выделенной по обслуживанию сети "Искра-2" в составе Взаимоувязанной Сети Связи (ВСС) Российской Федерации в соответствии с "Концепцией дальнейшего развития сети "Искра-2" в составе ВСС РФ", одобренной ГКЭС № 29 от 29 апреля 1998 года.

1. ОБЩИЕ ПОЛОЖЕНИЯ

1.1. Ассоциация является некоммерческой организацией и ее деятельность не преследует цели извлечения прибыли.

1.2 Ассоциация осуществляет свою деятельность в соответствии с законодательством Российской Федерации и учредительными документами. Конкретные цели и задачи Ассоциации определяются ее Уставом

1.3-Полное наименование Ассоциации на русском языке: "Ассоциация операторов федеральной сети делового обслуживания "ИСКРА""

Сокращенное наименование Ассоциации на русском языке: "Ассоциация "СДО-Искра""

1.4. Место нахождения Ассоциации: Российская федерация, 117334, г. Москва,
ул. Ленинский проспект, д. 40 (на основании договора-аренды).

По указанному месту нахождения располагается постоянно действующий орган управления Ассоциации - Президент.

1.5. Ассоциация является юридическим лицом, приобретая этот статус с момента ее государственной регистрации. Ассоциация обладает обособленным имуществом, имеет самостоятельный баланс, право открывать счета в банках, и иметь иные права, не противоречащие действующему законодательству.

Ассоциация имеет круглую печать, штамп, бланк со своим наименованием и другие средства визуальной идентификации.

1.6. Ассоциация от своего имени, для достижения своих целей имеет право заключать договоры (в пределах делегированных ей полномочий), а также приобретать имущественные и иные права, нести обязанности, быть истцом и ответчиком в судах.

1.7 Ассоциация вправе создавать хозяйственные общества или участвовать в таких обществах, вступать в ассоциации и союзы. В Ассоциации могут создаваться филиалы и представительства.

1.8.Ассоциация несет ответственность по своим обязательствам всем принадлежащим ей имуществом.

Ассоциация не отвечает по обязательствам государства, равно как государство не отвечает по обязательствам Ассоциации.

Ассоциация не отвечает по обязательствам ее Членов. Члены Ассоциации несут субсидиарную ответственность по ее обязательствам пропорционально своим взносам (в том числе их неоплаченной части). Ответственность наступает при отсутствии у Ассоциации имущества, на которое может быть наложено взыскание кредиторов.

1.9.Срок деятельности Ассоциации не ограничен.

2. ЧЛЕНСТВО В АССОЦИАЦИИ

2.1. Членами Ассоциации могут быть юридические лица, имеющие лицензию Гостелекома РФ на предоставление услуг телефонной связи и изъявившие желание участвовать в развитии выделенной по обслуживанию сети "Искра-2".

2.2. Членами Ассоциации являются Учредители, перечисленные в преамбуле данного договора.

2.3. Членство в Ассоциации осуществляется на добровольной основе и возможно в случае выполнения Устава Ассоциации.

2.4. Члены Ассоциации сохраняют права юридического лица и экономическую самостоятельность.

3. ПРАВА И ОБЯЗАННОСТИ ЧЛЕНОВ

3.1. Члены Ассоциации имеют право:

- Участвовать в управлении Ассоциацией;
- получать информацию о деятельности Ассоциации;
- вносить предложения в повестку дня на Общих собраниях членов Ассоциации;
- пользоваться в первоочередном порядке и на льготных условиях услугами Ассоциации;
- состоять членами союзов, обществ, других объединений, если это не противоречит настоящему Уставу;
- Представлять Ассоциацию в регионах своей деятельности;
- Осуществлять иные права, определяемые решениями Общего собрания членов Ассоциации и ее Уставом;

3.2. Члены Ассоциации обязаны:

- способствовать достижению целей Ассоциаций;
- соблюдать требования Учредительных документов Ассоциации
- выполнять решения органов управления Ассоциации, вынесенные в пределах их компетенции и связанные с участием в Ассоциации;
- принимать участие в деятельности Ассоциации;
- своевременно вносить ежегодные и целевые взносы, размер которых определяется Общим собранием членов;
- предоставлять информацию, необходимую для решения вопросов, связанных с деятельностью Ассоциации;

4. ПОРЯДОК ПРИЕМА И ВЫХОДА ЧЛЕНОВ.

4.1. Ассоциация открыта для вступления новых Членов.

4.2.Членами Ассоциации могут быть любые юридические лица, имеющие лицензию Гостелекома РФ на предоставление услуг телефонной связи и изъявившие желание участвовать в развитии выделенной по обслуживанию сети "Искра-2"..

4.3. Прием нового члена Ассоциацией осуществляется Общим собранием членов на основании поданного им письменного заявления на имя Президента, который представляет заявителя на ближайшем со дня подачи заявления Общем собрании членов Ассоциации.

4.3.1. Заявитель обязан в течение 10-ти дней со дня принятия решения Общим собранием о приеме в члены Ассоциации, внести вступительный взнос.

4.3.2. Решение Общего собрания членов Ассоциации о приеме нового члена вступает в силу после внесения им вступительного и ежегодного взносов.

4.4. Член Ассоциации вправе по своему усмотрению выйти из Ассоциации по окончании финансового года. Выход члена из Ассоциации осуществляется путем подачи им письменного заявления на имя Президента. Не позднее трех месяцев после подачи Членом заявления о выходе из состава Ассоциации, Ассоциация обязана:

- определить сроки возврата имущества, переданного данным членом в пользование Ассоциации;
- произвести финансово-кредитные расчеты выбывающего члена с финансовым органом Ассоциации;
- определить порядок выполнения членом принятых на себя ранее обязательств по отношению к другим членам и Ассоциации в целом;
- разрешить иные вопросы, связанные с выходом члена из Ассоциации..

4.5. После решения перечисленных выше вопросов, на ближайшем Общем собрании членов утверждается решение о выведении из состава Ассоциации заявителя.

4.6; Член Ассоциации может быть исключен из нее по решению Общего собрания, если он:

- систематически не выполняет или ненадлежащим образом выполняет свои обязанности;
- нарушает принятые на себя обязательства перед Ассоциацией;
- препятствует своими действиями или бездействием нормальной работе Ассоциации;
- в случае отзыва лицензии Гостелекома РФ на предоставление услуг телефонной связи или истечении срока ее действия и не получения

новой лицензии в течение шести месяцев с момента отзыва или истечения срока.

4.7. При выходе и исключении членов Ассоциации они не вправе | требовать возврата произведенных ими взносов, выдела части имущества или иной компенсации.

4.8. Вышедшие (исключенные) члены несут субсидиарную ответственность по обязательствам Ассоциации пропорционально своему взносу в течение двух лет с момента выхода.

Вступающие члены несут субсидиарную ответственность по обязательствам Ассоциации, возникшим до их вступления

5. ИМУЩЕСТВО И СРЕДСТВА АССОЦИАЦИИ.

5.1 Ассоциация осуществляет, согласно действующему законодательству, владение, пользование и распоряжение находящимся в ее собственности имуществом. Ассоциация является собственником принадлежащего ей имущества, включая имущество, переданное ей членами Ассоциации, а также полученное в результате ее деятельности.

5.2. Имущество Ассоциации образуется за счет:

- вступительных, ежегодных и целевых взносов членов;
- Благотворительных взносов;
- Других источников, не противоречащих действующему законодательству.

5.3. Размеры взносов, а также изменения, связанные со сроком и формами внесения, устанавливаются Общим собранием членов Ассоциации.

5.4. Вступительные и ежегодные взносы членов используются на обеспечение деятельности, предусмотренной Уставом Ассоциации.

5.5. Целевые взносы предназначены для финансирования конкретных мероприятий и программ. Срок, размер и форма внесения устанавливаются Общим собранием.

5.6. Ассоциация отвечает по своим обязательствам всем принадлежащим ей имуществом.

6. ОРГАНЫ УПРАВЛЕНИЯ И КОНТРОЛЯ.

6.1. Высшим органом управления Ассоциации является Общее собрание членов. Каждый член представлен на Общем собрании одним представителем с правом одного голоса.

Периодичность проведения Общих собраний и порядок принятия решений определяются Уставом Ассоциации.

6.2. Общее руководство Ассоциацией осуществляет Президент.

Президент Ассоциации избирается Общим собранием Членов Ассоциации сроком на три года.

6.3. Единоличным исполнительным органом Ассоциации является Исполнительный директор. Он утверждается Общим собранием членов Ассоциации сроком на один год. Исполнительный директор осуществляет оперативное управление деятельностью Ассоциации, подотчетен Общему собранию членов, организует выполнение его решений.

6.4. Контроль финансовой деятельности Ассоциации осуществляет Ревизионная комиссия, избираемая Общим собранием сроком на 3 года.

Ревизия финансовой деятельности осуществляется не реже 1 раза в год и об ее результатах докладывается на очередном Общем собрании.

7. ИЗМЕНЕНИЕ И РАСТОРЖЕНИЕ ДОГОВОРА.

7.1. Договор вступает в силу с момента его подписания Учредителями Ассоциации (полномочными представителями).

7.2. Договор может быть изменен или расторгнут по решению Общего собрания Членов Ассоциации. Решение об изменении договора принимается 3/4 голосов Членов Ассоциации, присутствующих на собрании.

7.3. Порядок ликвидации Ассоциации определяется Уставом.

7.4. Споры, возникающие между Членами в процессе изменения, а также исполнения настоящего Договора, рассматриваются на Общем собрании членов Ассоциации, а в случае невозможности принятия решения - арбитражным судом г.Москвы.

ПОДПИСИ УЧРЕДИТЕЛЕЙ АССОЦИАЦИИ:

ОАО "АСВТ"
Генеральный директор — Оситис А.П.

ОАО «Ивтелеком»
Генеральный директор — Брусенцев Г.П.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Рязанской области
Генеральный директор — Шевнев В.Н.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Калужской области
Генеральный директор — Седков В.М.

ОАО «СВЯЗЬИНФОРМ»
Астраханской области
Генеральный директор — Прачкин А.П.

ПриничильсIио Москиы
МОСКОВСКАЯ АНО
РЕГИСТРАЦИОННАЯ
Представитель Палаты
Захаров В.С.

APPROVED by
Founders' Meeting.
Minutes №1 of
September 01, 1999.

ARTICLES OF INCORPORATION

of Association of Federal Business Service Network Operators "ISKRA"

Moscow, 1999

ARTICLES OF INCORPORATION
of Association of Federal Business Service Network Operators
"ISKRA"

Moscow September 01, 1999

Public Joint-Stock Company "ACBT" (PJSC "ACBT"),
registered according to resolution of Moscow Registration Chamber of 24.03.93, № 023.378,
Location: 127322, Moscow, Yablochkova str., 19 B,
a/c 40702810300000000530 in CB "Russian General Bank";

Public Joint-Stock Company "Ivanovo telecommunications networks" (PJSC "Ivtelecom"), registered according to resolution of Registration Chamber of Ivanovo Administration of 25.05.98, № 3266
Location: 153000, Ivanovo-Center, 10 Avgusta str., # 1,
A/c 40702610017000100348 in Ivanovo Bank, SB RF;

Public Joint-Stock Company "ELEKTROSVYAZ" of Ryazan Reg.,
registered according to resolution of Ryazan Registration Chamber of 15.11.93, № 9136.
Location: 390000, **Ryazan**, Pochtovaya str., # 49,
A/c 40702810600010000071 in Prif-Vneshtorgbank of Ryazan;

Public Joint-Stock Company "ELEKTROSVYAZ" of Kaluga Reg. (PJSC "ELEKS"), registered according to prescription of registration examining body of Kaluga City Administration of 26.04.94, № 632p;
Location: 248660, Kaluga, Teatralnaya str., № 38,
A/c 40702810600000467227 in Kaluga Gazenergobank;

Public Joint-Stock Company "SVYAZINFORM" of Astrakhan Reg.,
registered according to resolution of Astrakhan Registration Chamber of 09.09.97, № 3015009241;
Location: 414000, Astrakhan, per. Teatralny, № 7/8,
A/c 40702810600000000484 in Astrakhan Volga-Caspian Bank;

hereinafter referred to as "Founders" concluded the present Agreement about establishing the Association of Federal Business Service Network Operators "ISKRA" (hereinafter referred to as "Association") to coordinate the activities supporting the development of dedicated Network "Iskra-2", part of Interconnected Telecommunication Network (VSS) of the Russian Federation in compliance with "Concept of further development of "Iskra-2" network as part of VSS of RF", approved by State Committee for Telecommunications (GKES) № 29 of April 29, 1998.

1. GENERAL PROVISIONS

1.1. The Association is a non-profit organization, and its activities are not aimed at deriving profit.

1.2 The association carries out its activities according to the legislation of the Russian Federation and constituent documents. Specific goals and tasks of the Association are determined by its Charter.

1.3. Full name of the Association in Russian is:
"Association of Operators of the Federal Network of Business Service "ISKRA"

The abbreviated name of the Association in Russian is:
"Association "SDO-Iskra"

1.4. Location of the Association: Russian Federation, 117334, Moscow, Leninskiy prospekt str., 40 (on the basis of a contract of rent).

In the specified location is the seat of the permanent executive body of the Association, the President.

1.5. The Association is a legal entity, getting this status from the moment of its state registration. The Association has ringfenced assets, has an independent balance, the right to open accounts in banks and other rights which are not contradicting the current legislation.

The Association has a round seal, a stamp, a official form with the name and other means of visual identification.

1.6. The Association on its own behalf, for achievement of its purposes has the right to conclude contracts (within the limits of the powers delegated to it), and also to get property and other rights, to perform duties, to be claimant and respondent in courts.

1.7. The Association has the right to create economic societies(companies) or to participate in such societies(companies), to enter associations and unions. Branches and representations may be created in the Association.

1.8. The Association bears responsibility on the obligations with all its assets.

The Association is not responsible on obligations of the State, equally as the State is not responsible on obligations of the Association.

The Association is not responsible on obligations of its Members. Members of the Association bear subsidiary responsibility on its obligations proportionally to its payments (including their outstanding part). The responsibility accrues in case of lack of assets of the Association on which its creditors may impose collection.

1.9. Term of activity of the Association is not limited.

2. MEMBERSHIP IN ASSOCIATION

2.1. Legal persons having the license of State Committee for Telecommunication of Russian Federation for telecommunication service provision and wishing to participate in development of the network allocated for service "Iskra-2".

2.2. Members of the Association are the Founders listed in the preamble of the present Agreement.

2.3. Membership in the Association is carried out on a voluntary basis and it is possible in compliance with the Charter of Association.

2.4. Members of the Association keep rights of the legal person and economic independence.

3. RIGHTS AND OBLIGATIONS OF MEMBERS

3.1. Members of the Association have the right:

- To participate in the management of the Association;
- To receive information about the activity of the Association;
- To introduce motions to the Agenda of General Meetings of the Association members;
- to have high priority and previleges in using the Association's services;
- to be member of other associations, societies if it does not contradict to the present Charter;
- to represent the Association in the regions of their activity;
- to exercise other rights determined by resolutions of the General Meeting of the Association and its Charter;

3.2. the Association's members are obliged to:

- to promote achievement of the Association's purposes;
- to comply with requirements of the Association's Constituent Documents
- to carry into effect the Association's management resolutions passed within the frame of its terms of reference and concerning their participation in the Association;
- to participate in the Association's activities;
- To pay their annual and specific purpose dues in proper time. The size of the dues is determined by the General Meeting;
- to submit information necessary for finding solutions of the issues linked to the Association's activities;

4. PROCEDURE OF ADMISSION AND OF NEW MEMBERS.

4.1. the Association is open for admission of new members.

4.2. Any legal entity having a State Committee for Telecommunications license for providing telephony services and wishing to participate in development of service assigned Iskra-2 Network may become members of the Association.

4.3. The admission of the new Association's member is effected by the General Meeting on the basis of a written application submitted by him to the President who introduces the applicant to the nearest General Meeting.

4.3.1. The applicant has to pay his affiliation fee within 10 days after the General Meeting passes the resolution of affiliation of a new member of the Association.

4.3.2. The General Meeting resolution about affiliation of a new member of the Association comes into effect after he pays his affiliation and annual fees.

4.4. The Association's member is entitled to leave the Association at his own discretion by the end of the fiscal year. The disaffiliation of the member is realized by submission of his written application to the President. The Association is obliged (not later than three months after the Member applied for disaffiliation from the Association) to:

- determine the terms of restitution of the assets handed over by the member for use of the Association;
- effect financial and credit settlements between the leaving member and finance body of the Association;
- determine the order of fulfillment of previous obligations concerning other members and the Association as a whole by the member;
- solve the other issues concerning the member's disaffiliation.

4.5. After solution of issues enumerated, the next General Meeting approves the disaffiliation of the Applicant from the Association.

4.6; The Association's Member can be expelled in compliance with a resolution of the General Meeting if he:

- systematically does not fulfill his duties or does not fulfill his obligations in the proper way;
- breaks obligations to the Association taken up by him;
- puts obstacles in the way of normal operation of the Association by his action or inaction;
  - in case of withdrawal of the license issued by the State Committee for Telecommunications allowing provision of telephone communication services or expiration of its validity and if failing to obtain a new one during six months from the moment of withdrawal or expiration.

4.7. In case of withdrawal or expulsion of the members from the Association they are not entitled to claim reimbursement of fees paid, allocation of

assets or any other compensation.

4.8. The withdrawn (expelled) members carry a subsidiary responsibility on the Association's obligations proportionally to their contributions within two years from the moment of their withdrawal.

New members carry a subsidiary responsibility on the Association's obligations existing before their entering.

5. THE ASSOCIATION'S PROPERTY AND ASSETS.

5.1 The Association exercises in compliance with the current legislation the ownership, usage and disposal of its own property. The Association owns its assets, including the assets handed over by the Association's members and acquired in the process of operation.

5.2. The Association's assets is composed of:

- affiliation, annual and target fees of the members;
- charitable contributions;
- other sources in compliance with the current legislation.

5.3. The size of the fees, as well as adjustments according to terms and forms of payment, are determined by the Association's General Meeting.

5.4. The affiliation and annual fees of the members are used to exercise the activities provided by the Association's Charter.

5.5. The target fees are assigned to finance concrete measures and programs. The terms, size and payment procedure is approved by the General Meeting.

5.6. The Association is responsible on its liabilities with all the assets it owns.

6. MANAGEMENT AND CONTROL BODIES.

6.1. The supreme management body of the Association is the General Meeting of the Members. Each member is represented in the General Meeting by one representative entitled to one vote.

Periodicity of the General Meetings and procedure of decision making are determined by the Association's Charter.

6.2. General management of the Association is carried out by the President.

The Association's President is elected by the Association's General Meeting for the term of three years.

6.3. The sole executive authority of the Association is the Executive Director. He is approved by the Association's General Meeting for the term of one year. The Executive Director carries out day-to-day management of the Association, he is accountable to the Association's General Meeting, he organizes the execution of its resolutions.

6.4. Control of financial activities of the Association is carried out by the Audit Committee elected by the General Meeting for the term of 3 years.

The audit of financial activities is made at least 3 times a year. The results are reported to the consecutive General Meeting.

7. AMENDMENT AND RESCISSION OF THE AGREEMENT.

7.1. The Agreement becomes effective from the moment of being signed by the Association's Founders (plenipotentiary representatives).

7.2. The Agreement can be emended or rescinded following a resolution of the Association's General Meeting. The resolution about amendment of the Agreement is passed by three quarters of votes of the Association's Members present at the Meeting.

7.3. The Association's liquidation procedure is defined in the Charter.

7.4. Disputes arising among the Members in the process of amendment and fulfillment of the present Agreement are discussed in the Association's General Meeting, or, in case of impossibility, by the Arbitration Tribunal of the city of Moscow.

SIGNATURES OF THE FOUNDERS OF THE ASSOCIATION:

PJSC "ACBT" General Director (Ositis A.P.)

PJSC "Ivtelecom" General Director (Brusentsev G.P.)

PJSC "Elektrosvyaz" of Ryazan Region, General Director (Shevnev V.N.)

PJSC "Elektrosvyaz" of Kaluga Region, General Director (Dedkov V.M.)

PJSC "Svyazinform" of Astrakhan Region, General Director (Prachkin A.P.)

ПОДПИСИ УЧРЕДИТЕЛЕЙ АССОЦИАЦИИ:

ОАО "АСВТ"
Генеральный директор — Оситис А.П.

ОАО «Ивтелеком»
Генеральный директор — Брусенцев Г.П.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Рязанской области
Генеральный директор — Шевнев В.Н.

ОАО «ЭЛЕКТРОСВЯЗЬ»
Калужской области
Генеральный директор — Ледков В.М.

ОАО «СВЯЗЬИНФОРМ»
Астраханской области
Генеральный директор — Прачкин А.П.

1283-2(b)

БУХГАЛТЕРСКИЙ БАЛАНС

			КОДЫ
		Форма № 01 по ОКУД	0710001
на	31 декабря 2001 г.	Дата (год, месяц, число)	2002 03 25
Организация	ОАО "Нижегородсвязьинформ"	по ОКПО	01142788
Идентификационный номер налогоплательщика	5260901817	ИНН	5260901817
Вид деятельности		по ОКДП	52300
Организационно-правовая форма /форма собственности		по ОКОПФ/ОКФС	47 16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Межрайонная инспекция Министерства Российской Федерации по налогам и сборам межрайонного уровня по работе с крупнейшими налогоплательщиками Нижнего Новгорода 19

28/03-02г

Адрес:

Дата утверждения	
Дата отправки (принятия)	

АКТИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	1501	1829
в том числе:			
патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	1074	1829
организационные расходы	112		
деловая репутация организации	113		
Основные средства (01, 02, 03), в том числе:	120	2202282	2360312
земельные участки и объекты природопользования	121	86	86
здания, машины и оборудование	122	1661715	2139114
Незавершенное строительство (07,08,16,61)	130	139611	200980
Доходные вложения в материальные ценности (03), в том числе:	135		
имущество для передачи в лизинг	136		
имущество, предоставляемое по договору проката	137		
Долгосрочные финансовые вложения (06,82)	**140**	26103	26319
в том числе:			
инвестиции в дочерние общества	141	4	4
инвестиции в зависимые общества	142	12762	12762
инвестиции в другие организации	143	12837	13225
займы, предоставленные организациям на срок более 12 месяцев	144	500	328
прочие долгосрочные финансовые вложения	145		
Прочие внеоборотные активы	150		
Итого по разделу I	**190**	2369497	2589440

АКТИВ	Код стр.	На начало отчетного периода	На конец отчетного периода
1	2	3	4
II.ОБОРОТНЫЕ АКТИВЫ Запасы	**210**	88677	90451
в том числе: сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	66909	78830
животные на выращивании и откорме (11)	212		
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	26	
готовая продукция и товары для перепродажи (16, 40, 41)	214	15165	5164
товары отгруженные (45)	215	1676	
расходы будущих периодов (31)	216	4901	6457
прочие запасы и затраты	217		
Налог на добавленную стоимость по приобретенным ценностям (19)	220	11102	43212
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	**230**		
в том числе: покупатели и заказчики (62, 76,82)	231		
векселя к получению (62)	232		
задолженность дочерних и зависимых обществ (78)	233		
авансы выданные (61)	234		
прочие дебиторы	235		
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	**240**	363179	338654
в том числе: покупатели и заказчики (62, 76, 82)	241	274585	257503
векселя к получению(62)	242	194	82
задолженность дочерних и зависимых обществ (78)	243		
задолженность участников (учредителей) по взносам в уставный капитал (75)	244		
авансы выданные (61)	245	12884	17857
прочие дебиторы	246	75516	63212
Краткосрочные финансовые вложения (56, 58, 82),	**250**	169	94
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251		
собственные акции, выкупленные у акционеров	252	169	94
прочие краткосрочные финансовые вложения	253		
Денежные средства,	**260**	19441	18623
в том числе: касса (50)	261	1577	2087
расчетные счета (51)	262	16447	15622
валютные счета (52)	263		
прочие денежные средства (55, 56, 57)	264	1417	914
Прочие оборотные активы	270		
Итого по разделу II	**290**	482568	491034
БАЛАНС (сумма строк 190+290)	**300**	2852065	3080474

ПАССИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	583388	583388
Добавочный капитал (87)	420	1283973	951268
Резервный капитал (86)	**430**	58798	58798
в том числе:			
резервный фонд, образованный в соответствии с законодательством	431	58798	58798
резервы, образованные в соответствии с учредительными документами	432		
Фонд социальной сферы (88)	440	34669	313
Нераспределенная прибыль прошлых лет (88)	460	330695	693257
Непокрытый убыток прошлых лет (88)	465		
Нераспределенная прибыль отчетного года (88)	470	X	280678
Непокрытый убыток отчетного года (88)	475	X	
Итого по разделу III	**490**	2291523	2567702
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92, 95),	**510**	56970	6406
в том числе:			
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511		
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	56970	6406
Прочие долгосрочные обязательства	520	183149	
Итого по разделу IV	**590**	240119	6406
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (90,94),	**610**		146321
в том числе:			
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611		1663
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612		144658
Кредиторская задолженность,	**620**	215332	307161
в том числе:			
поставщики и подрядчики (60, 76)	621	60106	94526
векселя к уплате (60)	622		
задолженность перед дочерними и зависимыми обществами (78)	623		
задолженность перед персоналом организации (70)	624	8475	11874
задолженность перед государственными внебюджетными фондами (69)	625	8069	9331
задолженность перед бюджетом (68)	626	44312	34627
авансы полученные (64)	627	16436	23394
прочие кредиторы	628	77934	133409
Задолженность участникам (учредителям) по выплате доходов (75)	630	71573	6146
Доходы будущих периодов (83)	640	21808	46738
Резервы предстоящих расходов (89)	650	11710	
Прочие краткосрочные обязательства	660		
Итого по разделу V	**690**	320423	506366
БАЛАНС (сумма строк 490+590+690)	**700**	2852065	3080474

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
Арендованные основные средства (001)	910	5494	5494
в том числе по лизингу	911	2578	5494
Товарно-материальные ценности, принятые на ответственное хранение (002)	920	62	
Товары, принятые на комиссию (004)	930		69
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	32074	35663
Обеспечения обязательств и платежей полученные (008)	950		
Обеспечения обязательств и платежей выданные (009)	960		251785
Износ жилищного фонда (014)	970	731	1155
Износ объектов внешнего благоустройства и других аналогичных объектов (015)	980		
Бланки строгой отчетности (006)	990	5117	4496

Руководитель [подпись] ______________
(подпись) (расшифровка подписи)

Главный бухгалтер [подпись] ______________
(подпись) (расшифровка подписи)

(квалификационный аттестат профессионального бухгалтера от "29" октября г. 1999 г.
№ 021267

"___"____________г.

1283-2(6)

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

			КОДЫ
		Форма № 02 по ОКУД	0710002
за	2001 год	Дата (год, месяц, число)	2002 03 25
Организация	ОАО "Нижегородсвязьинформ"	по ОКПО	01142788
Идентификационный номер налогоплательщика	5260901817	ИНН	5260901817
Вид деятельности		по ОКДП	52300
Организационно-правовая форма /форма собственности		по ОКОПФ/ОКФС	47 16
Единица измерения:	тыс.руб.	по ОКЕИ	384
		Дата утверждения	
		Дата отправки (принятия)	

28/03-02г

Инспекция Министерства Российской Федерации по налогам и сборам межрайонного уровня по работе с крупнейшими налогоплательщиками г. Нижнего Новгорода 19

Наименование показателя	Код строки	За отчетный период	За аналогичный период прошлого года
1	2	3	4
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость,акцизов и аналогичных обязательных платежей)	010	1705995	1401431
в том числе: от продажи услуг связи	011	1650718	1319264
Себестоимость проданных товаров, продукции, работ, услуг	020	(1105969)	(943442)
в том числе: проданных услуг связи	021	1069617	867594
Валовая прибыль	**029**	600026	457989
Коммерческие расходы	030	(12134)	(8962)
Управленческие расходы	040		
Прибыль (убыток) от продаж (строки 010 -020 -030 -040)	**050**	587892	449027
II. Операционные доходы и расходы			
Проценты к получению	060	341	404
Проценты к уплате	070	(8253)	
Доходы от участия в других организациях	080	6644	3011
Прочие операционные доходы	090	24511	15579
Прочие операционные расходы	100	(39377)	(47787)
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	58139	60250
Внереализационные расходы	130	(138799)	(68309)
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100+120-130)	**140**	491098	412175
Налог на прибыль и иные аналогичные обязательные платежи	150	(210420)	(109845)
Прибыль (убыток) от обычной деятельности	**160**	280678	302330
IV. Чрезвычайные доходы и расходы Чрезвычайные доходы	170		
Чрезвычайные расходы	180		
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки 160+170-180)	**190**	280678	302330

Наименование показателя	Код строки	За отчетный период	За аналогичный период прошлого года
1	2	3	4
Справочно: Дивиденды, приходящиеся на одну акцию:* по привилегированным типа А	**201**	0,00095000	0,00104000
по обычным	**202**	0,00285000	0,00311000
		3	
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию:* по привилегированным типа А	**203**	0,00055000	
по обычным	**204**	0,00165000	
		3	4
Дивиденды, приходящиеся на одну акцию:* по привилегированным типа Б	**205**		
		3	
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию:* по привилегированным типа Б	**206**		

*Заполняется в годовой бухгалтерской отчетности.

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код строки	За отчетный период		За аналогичный период предыдущего года	
		прибыль	убыток	прибыль	убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	3724	(144)	2428	(248)
Прибыль (убыток) прошлых лет	220	1570	(3240)	1645	(1550)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	130	(29)	408	
Курсовые разницы по операциям в иностранной валюте	240	16278	(14243)	33676	(27537)
Снижение себестоимости материально-производственных запасов на конец отчетного периода	250	Х		Х	
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	2828	(5254)	6057	(13892)

Руководитель ____________ ______________
(подпись) (расшифровка подписи)

Главный бухгалтер ____________ ______________
(подпись) (расшифровка подписи)

"___" ______________ г.

1283-2(б)

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА

			КОДЫ
		Форма № 03 по ОКУД	0710003
за	2001г.	Дата (год, месяц, число)	2002 03 25
Организация	ОАО "Нижегородсвязьинформ"	по ОКПО	01142788
Идентификационный номер налогоплательщика	5260901817	ИНН	5260901817
Вид деятельности		по ОКДП	52300
Организационно-правовая форма /форма собственности		по ОКОПФ/ОКФС	47 16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Инспекция Министерства Российской Федерации по налогам и сборам межрайонного уровня по работе с крупнейшими налогоплательщиками 28/03-2002 19

Наименование показателя	Код строки	Остаток на начало отчетного года	Поступило в отчетном году	Израсходовано (использовано) в отчетном году	Остаток на конец отчетного года
1	2	3	4	5	6
I. КАПИТАЛ **Уставный (складочный) капитал**	010	583388			583388
Добавочный капитал	020	1283973	1191	(333896)	951268
Прирост стоимости имущества по переоценке	021	1021337	1156	(283025)	739468
Резервный фонд	030	58798			58798
Резервы, образованные в соответствии с учредительными документами	040				
Нераспределенная прибыль прошлых лет - всего	050	330695	442562	(80000)	693257
в том числе: источник финансирования капитальных вложений производственного назначения	051	80000	80000	(80000)	80000
Непокрытый убыток прошлых лет	052				
Нераспределенная прибыль (непокрытый убыток) отчетного периода - всего	055		280678		280678
Фонд социальной сферы	060	34669		(34356)	313
Итого по разделу I	**079**	2291523	724431	(448252)	2567702

II. Резервы предстоящих расходов - всего	**080**	11710	21156	(32866)	
в том числе: на отпуска	081				
на ремонт основных средств	082				
на страхование	083				
на вознаграждение по итогам года	084	11710	21156	(32866)	
прочие (расшифровать)	085				
Итого по разделу II	**089**	11710	21156	(32866)	
III. Оценочные резервы - всего	**090**				
в том числе: по сомнительным долгам	091				
под ценные бумаги	092				
Итого по разделу III	**099**				

IV. Изменение капитала <*>

Наименование показателя	Код строки	За отчетный год	За предыдущий год
1	2	3	4
Величина капитала на начало отчетного периода	100	2291523	1263352
Увеличение капитала - всего	110	280713	302356
в том числе: за счет дополнительного выпуска акций	111		
за счет переоценки активов	112		
за счет прироста имущества	113		
за счет реорганизации юридического лица (слияние, присоединение)	114		
за счет доходов, которые в соответствии с правилами бухгалтерского учета и отчетности относятся непосредственно на увеличение капитала	115		
прочие поступления	116	280713	302356
Уменьшение капитала - всего	120	(4534)	(146165)
в том числе: за счет уменьшения номинала акций	121		
за счет уменьшения количества акций	122		
за счет реорганизации юридического лица (разделение,выделение)	123		
за счет расходов, которые в соответствии с правилами бухгалтерского учета и отчетности относятся непосредственно на уменьшение капитала	124		
прочие выбытия	125	4534	146165
Величина капитала на конец отчетного периода	130	2567702	1419543

<*> Заполняют и представляют в составе бухгалтерской отчетности только хозяйственные товарищества и общества.

Наименование показателя	Код строки	Остаток на начало отчетного года	Поступило в отчетном году	Израсходовано в отчетном году	Остаток на конец отчетного года
1	2	3	4	5	6
Целевые финансирование и поступления - **всего**	**140**	6	54920	(54921)	5
в том числе: из бюджета	141	6	54920	(54921)	5
внебюджетных фондов	142				
юридических лиц	143				
физических лиц	144				
прочие (расшифровать)	145				

Справки

Наименование показателя	Код строки	Остаток на начало отчетного года		Остаток на конец отчетного года	
1	2	3		4	
Чистые активы	150	2313156		2614341	
		Из бюджета		Из внебюджетных фондов	
		за отчетный год	за предыдущий год	за отчетный год	за предыдущий год
1	2	3	4	5	6
Получено на: расходы по обычным видам деятельности - всего	**160**	35015	22595		
в том числе: по льготным категориям граждан	161	34958	22491		
прочие (расшифровать)	162	57	104		
Капитальные вложения во внеоборотные активы	**170**	19905	17538		
в том числе: строительство объектов	171		42		
приобретение оборудования	172	19905	17496		
прочие (расшифровать)	173				
На цели, связанные с чрезвычайными обстоятельствами	180				

Руководитель ____________ ____________ **Главный бухгалтер** ____________ ____________

(подпись) (расшифровка подписи)

"___" ______________ г.

1283-2(б)

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

			КОДЫ
		Форма № 04 по ОКУД	0710004
за	2001 год	Дата (год, месяц, число)	2002 03 25
Организация	ОАО "Нижегородсвязьинформ"	по ОКПО	01142788
Идентификационный номер налогоплательщика	5260901817	ИНН	5260901817
Вид деятельности		по ОКДП	52300
Организационно-правовая форма /форма собственности		по ОКОПФ/ОКФС	47 16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Наименование показателя	Код строки	Сумма	из нее по текущей деятельности	по инвестиционной деятельности	по финансовой деятельности
1	2	3	4	5	6
1.Остаток денежных средств на начало года	010	19441	Х	Х	Х
2. Поступило денежных средств - всего	**020**	2002621	1988093	14528	
в том числе: выручка от продажи товаров, продукции, работ и услуг	030	1649805	1649805	Х	Х
выручка от продажи основных средств и иного имущества	040	5023	5023		
авансы, полученные от покупателей (заказчиков)	050			Х	Х
бюджетные ассигнования и иное целевое финансирование	060	42960	35015	7945	
безвозмездно	070				
кредиты полученные	080	20000	20000		
займы полученные	085				
дивиденды,проценты по финансовым вложениям	090	6583	Х	6583	
прочие поступления	110	278250	278250		
3.Направлено денежных средств - всего	**120**	(2004353)	1492996	71671	
в том числе : на оплату приобретенных товаров, работ, услуг	130	703405	667118	36287	
на оплату труда	140	303167	Х	Х	Х
отчисления в государственные внебюджетные фонды	150	136519	Х	Х	Х
на выдачу подотчетных сумм	160	14617	14617		
на выдачу авансов	170	267	267		
на оплату долевого участия в строительстве	180		Х		Х
на оплату машин, оборудования и транспортных средств	190	18020		18020	Х
на финансовые вложения	200		Х		
на выплату дивидендов, процентов по ценным бумагам	210	17364	Х	17364	
на расчеты с бюджетом	220	299427	299427	Х	

1	2	3	4	5	6
на оплату процентов и основной суммы по полученным кредитам, займам	230	113022	113022		
прочие выплаты, перечисления и т.п.	250	398545	398545		
4.Остаток денежных средств на конец отчетного периода	**260**	17709	X	X	X
СПРАВОЧНО: Из строки 020 поступило по наличному расчету (кроме данных по строке 100) - **всего**	270	856696			
в том числе по расчетам: с юридическими лицами	280	161608			
с физическими лицами	**290**	695088			
из них с применением: контрольно - кассовых аппаратов	291	548689			
бланков строгой отчетности	292	146399			
другие	293				
Наличные денежные средства: поступило из банка в кассу организации	295	50978			
сдано в банк из кассы организации	296	655991			

Руководитель ____________ (подпись) (расшифровка подписи)

" " ____________ г.

Главный бухгалтер ____________ (подпись) (расшифровка подписи)

" " ____________ г.

1283-2(6)

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ

			КОДЫ
		Форма № 05 по ОКУД	0710005
за	2001г.	Дата (год, месяц, число)	2002 03 25
Организация	ОАО "Нижегородсвязьинформ"	по ОКПО	01142788
Идентификационный номер налогоплательщика	5260901817	ИНН	5260901817
Вид деятельности		по ОКДП	52300
Организационно-правовая форма /форма собственности		по ОКОПФ/ОКФС	47 16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Инспекция Министерства Российской Федерации по налогам и сборам межрайонная по ... 28/03-02г 19

1. ДВИЖЕНИЕ ЗАЕМНЫХ СРЕДСТВ

Наименование показателя	Код строки	Остаток на начало отчетного года	Получено	Погашено	Остаток на конец отчетного года
1	2	3	4	5	6
Долгосрочные кредиты	110				
в том числе: не погашенные в срок	111				
Долгосрочные займы	120	56970	6406	(56970)	6406
в том числе: не погашенные в срок	121				
Краткосрочные кредиты	130		20000	(18337)	1663
в том числе: не погашенные в срок	131				
Краткосрочные займы	140		144658		144658
в том числе: не погашенные в срок	141				

2. ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Наименование показателя	Код строки	Остаток на начало отчетного года	Возникло обязательств	Погашено обязательств	Остаток на конец отчетного года
1	2	3	4	5	6
Дебиторская задолженность: краткосрочная	210	363179	4606644	(4631169)	338654
в том числе просроченная	211	212773	1443939	(1486515)	170197
из нее длительностью свыше 3 месяцев до отчетной даты	212	130287	703803	(737414)	96676
долгосрочная	220				
в том числе просроченная	221				
из нее длительностью свыше 3 месяцев до отчетной даты	222				
из строки 220 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	223				

Наименование показателя	Код строки	Остаток на начало отчетного года	Возникло обязательств	Погашено обязательств	Остаток на конец отчетного года
1	2	3	4	5	6
Кредиторская задолженность: краткосрочная	230	215332	3882937	(3791108)	307161
в том числе просроченная	231	79445	779989	(712562)	146872
из нее длительностью свыше 3 месяцев до отчетной даты	232	40019	404699	(318727)	125991
долгосрочная	240	183149	28153	(211302)	
в том числе просроченная	241				
из нее длительностью свыше 3 месяцев до отчетной даты	242				
из строки 240 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	243				
Обеспечения: полученные	250				
в том числе от третьих лиц	251				
выданные	260		251785		251785
в том числе третьим лицам	261				

СПРАВКИ К РАЗДЕЛУ 2

Наименование показателя	Код строки	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
1) Движение векселей Векселя выданные	262				
в том числе просроченные	263				
Векселя полученные	264	194	19642	(19754)	82
в том числе просроченные	265				
2) Дебиторская задолженность по поставленной продукции (работам, услугам) по фактической себестоимости	266	1676		(1676)	

3) Перечень организаций - дебиторов, имеющих наибольшую задолженность

Наименование организации	Код строки	Остаток на конец отчетного года	
		ВСЕГО	В том числе длительностью свыше 3 мес.
1	2	3	4
Бюджетные организации	270	23182	11639
Сельское хозяйство	271	9376	6865
МВД УВД	272	19223	13281
Физические лица	273	89685	5204
Администрация	274	9362	4819
ФАПСИ	275	2091	1793
Промышленность	276	98917	25197
Учреждения Минобороны	277	5513	2117
Телерадиокомпании	278	57	4

4) Перечень организаций - кредиторов, имеющих наибольшую задолженность

Наименование организации	Код строки	Остаток на конец отчетного года	
		ВСЕГО	В том числе длительностью свыше 3 мес.
1	2	3	4
Расчеты с ОАО "Ростелеком"	280	15546	
По контрактам за оборудование	281	104794	104794
Расчеты по НДС (счет76)	282	40257	14396
С внебюджетными фондами (сч.67)	283	18746	16203
Расчеты по лизингу	284	41310	41310

3. АМОРТИЗИРУЕМОЕ ИМУЩЕСТВО

Наименование показателя	Код строки	Остаток на начало отчетного года	Поступило (введено)	Выбыло	Остаток на конец отчетного года
1	2	3	4	5	6
I.НЕМАТЕРИАЛЬНЫЕ АКТИВЫ Права на объекты интеллектуальной (промышленной) собственности	**310**	1548	1257	(558)	2247
В т.ч.права, возникающие: из авторских и иных договоров на произведения науки, литературы, искусства и объекты смежных прав, на программы ЭВМ, базы данных и др.	311	1512	1245	(550)	2207
из патентов на изобретения, промышленные образцы, селекционные достижения, из свидетельств на полезные модели, товарные знаки и знаки обслуживания или лицензионных договоров на их использование	312	36	12	(8)	40
из прав на "ноу-хау"........	313				
Права на пользование обособленными природными объектами	320	1		(1)	
Организационные расходы	330				
Деловая репутация организации	340				
Прочие	349	757		(582)	175
Итого (сумма строк 310+320+330+340+349)	**350**	2306	1257	(1141)	2422

Наименование показателя	Код строки	Остаток на начало отчетного года	Поступило (введено)	Выбыло	Остаток на конец отчетного года
1	2	3	4	5	6
II.ОСНОВНЫЕ СРЕДСТВА Земельные участки и объекты природопользования	360	86			86
Здания	361	715114	15489	(2905)	727699
Сооружения	362	272891	34690	(389)	307192
Машины и оборудование	363	2831631	264226	(22840)	3073017
Транспортные средства	364	72582	7515	(3192)	76905
Производственный и хозяйственный инвентарь	365	7924	1101	(126)	8899
Рабочий скот	366				
Продуктивный скот	367				
Многолетние насаждения	368				
Другие виды основных средств	369	1366	798	(499)	1665
Итого (сумма строк 360 - 369)	**370**	3901594	323819	(29951)	4195462
в том числе: производственные	371	3891965	322195	(28566)	4185594
непроизводственные	372	9629	1624	(1385)	9868
Малоценные и быстроизнашивающие предметы - всего	373	62032	52047	(82420)	31659
в том числе: на складе	374	8718	25656	(27338)	7036
в эксплуатации	375	53314	26391	(55082)	24623
III. ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ Имущество для передачи в лизинг	381				
Имущество, предоставляемое по договору проката	382				
Прочие	383				
Итого (сумма строк 381-383)	**385**				
Имущество, переданное в доверительное управление	386				

4. ДВИЖЕНИЕ СРЕДСТВ ФИНАНСИРОВАНИЯ ДОЛГОСРОЧНЫХ ИНВЕСТИЦИЙ И ФИНАНСОВЫХ ВЛОЖЕНИЙ

Наименование показателя	Код строки	Остаток на начало отчетного года	Начислено (образовано)	Использовано	Остаток на конец отчетного года
1	2	3	4	5	6
Собственные средства организации-**всего**	**410**	80000	160631	(240631)	
в том числе: источник финансирования капитальных вложений	411	80000		(80000)	
амортизация основных средств	412		160296	(160296)	
прочие (расшифровать)	413		335	(335)	
Привлеченные средства - **всего**	**420**		74482	(74482)	
в том числе: кредиты банков	421				
заемные средства других организаций	422				
долевое участие в строительстве	423				
из бюджета	424		19905	(19905)	
из внебюджетных фондов	425				
прочие (расшифровать)	426		54577	(54577)	
Всего собственных и привлеченных средств (сумма строк 410 и 420)	**430**	80000	235113	(315113)	
Справочно: Незавершенное строительство	440	130241	356244	(316066)	170419
Инвестиции в дочерние общества	450	4			4
Инвестиции в зависимые общества	460	12762			12762

5. ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Наименование показателя	код строки	Долгосрочные		Краткосрочные	
		На начало отчетного года	На конец отчетного года	На начало отчетного года	На конец отчетного года
1	2	3	4	5	6
Паи и акции других организаций	510	25603	25991		
Облигации и другие долговые обязательства	520				
Предоставленные займы	530	500	328		
Прочие (расшифровать)	540				
Справочно. По рыночной стоимости облигации и другие ценные бумаги	550				

СПРАВКА К РАЗДЕЛУ 3

Наименование показателя	Код строки	На начало отчетного года	На конец отчетного года
1	2	3	4
Из строки 371, графы 3 и 6 передано в аренду - **всего**	**387**	1125	1125
в том числе: здания	388	386	386
сооружения	389		
транспортные средства	390		
прочие(расшифровать)	391	739	739
Переведено на консервацию	392	913	
Амортизация амортизируемого имущества: Нематериальных активов	393	805	593
Основных средств-**всего**	**394**	1699312	1835150
в том числе: зданий и сооружений	395	228151	240303
машин, оборудования, транспортных средств	396	1467922	1590914
других	397	3239	3933
Доходных вложений в материальные ценности	398		
Малоценных и быстроизнашивающихся предметов	399	50585	24239
Имущества, переданного в доверительное управление	400		
Справочно: Результат по индексации в связи с переоценкой основных средств: первоначальной (восстановительной стоимости)	401	1686919	x
амортизации	402	814939	x
Имущество, находящееся в залоге	403		251785
Стоимость имущества, по которому амортизация не начисляется - всего	404	601438	652208
в том числе: нематериальных активов	405	3778	187
основных средств	406	597660	652021
Изменение стоимости основных средств в результате достройки, дооборудования, реконструкции	407	x	
Разница между стоимостью приобретения товаров и их продажной стоимостью	408		
Стоимость материально - производственных запасов, переданных в залог	409		

6. РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ

Наименование показателя	Код строки	За отчетный год	За предыдущий год
1	2	3	4
Материальные затраты	**610**	103170	95046
в том числе: сырье и материалы	611	48317	47803
топливо и энергия	612	46894	40468
запасные части	613	7959	6775
Затраты на оплату труда	620	346994	255332
Отчисления на социальные нужды	630	124781	98986
Амортизация	640	159853	134625
Прочие затраты	650	383305	368415
в том числе: налоги, включаемые в затраты	651	21952	39618
арендная плата	652	11859	8682
подготовка и переподготовка кадров	653	1480	942
Итого по элементам затрат	**660**	1118103	952404
Изменение остатков (прирост[+], уменьшение [-]): незавершенного производства	670	(26)	(117)
расходов будущих периодов	680	1556	3683
резервов предстоящих расходов	690	(11710)	494

7. СОЦИАЛЬНЫЕ ПОКАЗАТЕЛИ

Наименование показателя	Код строки	Причитается по расчету	Израсходовано	Перечислено в фонды
1	2	3	4	5
Отчисления в государственные внебюджетные фонды: в Фонд социального страхования	710	17428	(10035)	7780
в Пенсионный фонд	720	115210	X	113866
в Фонд занятости	730		X	331
на медицинское страхование	740	14836	X	14542
Отчисление в негосударственные пенсионные фонды	750	4458	X	4309
Страховые взносы по договорам добровольного страхования пенсий	755			
Среднесписочная численность работников	760	8806		
Денежные выплаты и поощрения, не связанные с производством продукции, выполнением работ, оказанием услуг	770	11837		
Доходы по акциям и вкладам в имущество организации	780	11826		

Руководитель ____________ ____________________
(подпись) (расшифровка подписи)

Главный бухгалтер ____________ ____________________
(подпись) (расшифровка подписи)

"____" ______________ г.

«Связьинформ» Нижегородской области

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

02 JUL 15 AM 12:09

______________________________ (ФИО (полное наименование) акционера)

______________ (количество голосов)

БЮЛЛЕТЕНЬ № 1
для голосования по первому вопросу повестки дня:

Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков) Общества, распределение прибыли и убытков Общества по результатам отчетного (2001) финансового года.

РЕШЕНИЕ: **Утвердить годовой отчет, годовую бухгалтерскую отчетность, в том числе отчет о прибылях и убытках (счет прибылей и убытков) Общества, распределение прибыли и убытков Общества по результатам отчетного (2001) финансового года.**

ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Годовое общее собрание акционеров в форме совместного присутствия акционеров

Дата собрания: 28 июня 2002 года

Начало собрания 10 час. 00 минут

Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода

Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

____ (ФИО (полное наименование) акционера)

______________ (количество голосов)

БЮЛЛЕТЕНЬ № 2

для голосования по второму вопросу повестки дня:

О выплате дивидендов за 2001 год, размере, сроках и форме выплаты по акциям каждой категории.

РЕШЕНИЕ: Выплатить дивиденды за 2001 год:

- по обыкновенным акциям в размере 0,32 руб. на одну акцию в денежной форме или иным имуществом, в случае согласия акционера на получение дивидендов в такой форме, начиная с 28.07.2002 г. до 31.12.2002 г.

ЗА **ПРОТИВ** **ВОЗДЕРЖАЛСЯ**

- по привилегированным акциям в размере 0,96 руб. на одну акцию в денежной форме или иным имуществом, в случае согласия акционера на получение дивидендов в такой форме, начиная с 28.07.2002 г. до 31.12.2002 г.

ЗА **ПРОТИВ** **ВОЗДЕРЖАЛСЯ**

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

02 JUL 15 ...

____________________________________ (ФИО (полное наименование) акционера) ____________ (количество голосов)

БЮЛЛЕТЕНЬ № 3

для голосования по третьему вопросу повестки дня:
Избрание членов Совета директоров Общества

РЕШЕНИЕ: Избрать Совет директоров Общества в следующем составе:

№ п/п	Фамилия, имя, отчество кандидата	Место работы и занимаемая должность	Количество голосов
1.	Бахаев Михаил Анатольевич	Зам. генерального директора АО, директора НГТС	
2.	Беляев Константин Владимирович	Главный бухгалтер ОАО «Связьинвест»	
3.	Билибин Юрий Александрович	Помощник генерального директора ОАО «Связьинвест»	
4.	Волков Владимир Николаевич	Зам. генерального директора АО, директора Дзержинского УЭС	
5.	Голубева Надежда Александровна	Представитель «Зэ Бэнк оф Нью-Йорк Интернэшнэл Номиниз»	
6.	Григорьева Алла Борисовна	Зам. директора департамента корпоративного управления, ОАО “Связьинвест”	
7.	Григорьева Любовь Ивановна	Зам. генерального директора ОАО «Нижегородсвязьинформ»	
8.	Дегтярев Вадим Сергеевич	Представитель «Зэ Бэнк оф Нью-Йорк Интернэшнэл Номиниз»	
9.	Заболотный Игорь Викторович	Исполнительный директор – директор Департамента маркетинга и организации продажи услуг ОАО «Связьинвест»	
10.	Козин Владимир Владимирович	Заместитель директора - начальник отдела Департамента корпоративного финансирования и прямых инвестиций ОАО «Связьинвест»	
11.	Лопатин Александр Владимирович	Заместитель генерального директора ОАО «Связьинвест»	
12.	Люлин Владимир Федорович	Генеральный директор ОАО «Нижегородсвязьинформ»	
13.	Хейвуд Майкл Артур	представитель ЗАО «Банк Кредит Свисс Ферст Бостон АО»	
14.	Осипчук Антон Игоревич	Первый заместитель Генерального директора ОАО «Связьинвест»	
15.	Панченко Станислав Николаевич	Заместитель генерального директора ОАО «Связьинвест»	
16.	Корнвел Шерон Мэри	представитель ЗАО «Банк Кредит Свисс Ферст Бостон АО»	
17.	Юджин Майкл Хантер	представитель ЗАО «Банк Кредит Свисс Ферст Бостон АО»	

Выборы членов совета директоров ОАО «Связьинформ» Нижегородской области осуществляются кумулятивным голосованием, при этом количество голосов, принадлежащих акционеру, умножается на 9 (число лиц, которые должны быть избраны в Совет директоров ОАО «Нижегородсвязьинформ»).

Акционер вправе отдать полученные таким образом голоса полностью за одного кандидата или распределить их между двумя и более кандидатами.

Избранными в состав совета директоров считаются кандидаты, набравшие наибольшее количество голосов.

Бюллетени, в которых суммарное количество голосов, поданных за кандидатов, превышает количество голосов, принадлежащих акционеру при голосовании по данному вопросу, признаются недействительными

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ____________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

______________________________________ (ФИО (полное наименование) акционера)

__________________ (количество голосов)

БЮЛЛЕТЕНЬ № 4
для голосования по четвертому вопросу повестки дня: Избрание Ревизионной комиссии Общества.

РЕШЕНИЕ: Избрать Ревизионную комиссию Общества в следующем составе:

1. Алехин Сергей Иманович — Главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»

ЗА **ПРОТИВ** **ВОЗДЕРЖАЛСЯ**

2. Дегтярева Елена Петровна — Ведущий специалист Департамента электрической связи ОАО «Связьинвест»

ЗА **ПРОТИВ** **ВОЗДЕРЖАЛСЯ**

3. Прокофьева Ирина Викторовна — Заместитель директора Департамента - начальник отдела Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»

ЗА **ПРОТИВ** **ВОЗДЕРЖАЛСЯ**

4. Феклин Александр Васильевич — Начальник КРО ОАО «Нижегородсвязьинформ»

ЗА **ПРОТИВ** **ВОЗДЕРЖАЛСЯ**

5. Фролов Кирилл Викторович — Главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»

ЗА **ПРОТИВ** **ВОЗДЕРЖАЛСЯ**

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.
Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.
Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

«Связьинформ» Нижегородской области

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

______________________________ (ФИО (полное наименование) акционера)

__________ (количество голосов)

БЮЛЛЕТЕНЬ № 5
для голосования по пятому вопросу повестки дня:

Утверждение Устава Общества в новой редакции.

РЕШЕНИЕ: **Утвердить Устав Общества в новой редакции.**

ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

____ (ФИО (полное наименование) акционера)

_____________ (количество голосов)

БЮЛЛЕТЕНЬ № 6

для голосования по шестому вопросу повестки дня:

Утверждение Положения о порядке проведения общего собрания акционеров Общества в новой редакции.

РЕШЕНИЕ: Утвердить Положение о порядке проведения общего собрания акционеров Общества в новой редакции

ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

____ ______________
(ФИО (полное наименование) акционера) (количество голосов)

БЮЛЛЕТЕНЬ № 7
для голосования по седьмому вопросу повестки дня:

Утверждение Положения о Совете директоров Общества в новой редакции.

РЕШЕНИЕ: Утвердить Положение о Совете директоров Общества в новой редакции.

ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

____ (ФИО (полное наименование) акционера)

____________ (количество голосов)

БЮЛЛЕТЕНЬ № 8

для голосования по восьмому вопросу повестки дня:

Утверждение Положения о Правлении Общества в новой редакции.

РЕШЕНИЕ: Утвердить Положение о Правлении Общества в новой редакции.

ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

«Связьинформ» Нижегородской области

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

______________________________________ (ФИО (полное наименование) акционера)

__________ (количество голосов)

БЮЛЛЕТЕНЬ № 9
для голосования по девятому вопросу повестки дня:

Утверждение аудитора Общества на 2002 год

РЕШЕНИЕ: Утвердить аудитором Общества на 2002 год ЗАО «Эрнст энд Янг Внешаудит»

ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Годовое общее собрание акционеров в форме совместного присутствия акционеров
Дата собрания: 28 июня 2002 года
Начало собрания 10 час. 00 минут
Место проведения собрания: Актовый зал Дома связи г. Нижнего Новгорода
Место нахождения Общества: 603000, г. Нижний Новгород , пл. М. Горького, Дом связи

____ (ФИО (полное наименование) акционера)

____________ (количество голосов)

БЮЛЛЕТЕНЬ № 10
для голосования по десятому вопросу повестки дня:

Об участии Общества в Ассоциации операторов федеральной сети делового обслуживания «ИСКРА»

РЕШЕНИЕ: **Вступить в Ассоциацию операторов федеральной сети делового обслуживания «ИСКРА».**

ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ

Оставьте только один из возможных вариантов голосования. Ненужные варианты голосования зачеркните.

Бюллетени, заполненные с нарушением вышеуказанного требования, признаются недействительными.

Бюллетень должен быть подписан акционером (представителем акционера).

Подпись ______________________________

Данным бюллетенем можно проголосовать досрочно, направив заполненный бюллетень по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи , ОАО «Нижегородсвязьинформ», счетная комиссия.

При определении кворума и подведении итогов голосования учитываются бюллетени, полученные не позднее 2-х дней до даты проведения общего собрания акционеров.

Если направленный по указанному выше адресу бюллетень подписывается представителем акционера – к бюллетеню должны быть приложены документы, подтверждающие полномочия представителя акционера (подлинник или нотариально удостоверенная копия доверенности) и содержащие образец подписи представителя.

Annual general shareholder meeting in form of joint assembly of the shareholders
Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

____ _______________
(First, middle, last name of shareholder) (votes)

BALLOT № 1
for voting on the first agenda item:

Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company, the Company's profit and loss distribution according to report year (fiscal year 2001).

DECISION: to approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company, the Company's profit and loss distribution according to report year (fiscal year 2001).

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ____________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

____ ______________
(First, middle, last name of shareholder) (votes)

BALLOT № 2
for voting on the second agenda item:

2001 dividend payment, size, term and form of payment for shares of different types.

DECISION: **to approve 2001 dividend payment:**

- common shares: Rub. 0.32 per one share in money terms or in terms of other assets with the shareholder's agreement to receive dividends in those terms, from 28.07.2002 till 31.12.2002 .

FOR	AGAINST	ABSTENTION

- preferred shares: Rub. 0.96 per one share in money terms or in terms of other assets with the shareholder's agreement to receive dividends in those terms, from 28.07.2002 till 31.12.2002 .

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Date of the meeting: June 28, 2002

Beginning: 10:00 hours

Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod

Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

____ _______________

(First, middle, last name of shareholder) (votes)

BALLOT № 3

for voting on the third agenda item: Election of the Board of Directors of the Company

DECISION: to elect the following persons to the Board of Directors of the Company:

Item	The Candidate's last, first, middle name	Place of work, Title
1.	Bakhayev Mikhail Anatolievich	PJSC "Nizhegorodsvyazinform" Deputy General Director, Director of NGTS
2.	Belyayev Konstantin Vladimirovich	PJSC "Svyazinvest" Chief Accountant
3.	Bilibin Yuriy Aleksandrovich	PJSC "Svyazinvest" Deputy General Director
4.	Volkov Vladimir Nikolayevich	PJSC "Nizhegorodsvyazinform" Deputy General Director, Director of Dzerzhinsk Telecom Center
5.	Golubeva Nadezhda Aleksandrovna	"The Bank of New York Intrnational Nominees" Representative
6.	Grigorieva Alla Borisovna	PJSC "Svyazinvest" Deputy Director of Department for corporative management
7.	Grigorieva Lyubov Ivanovna	PJSC "Nizhegorodsvyazinform" Deputy General Director
8.	Degtyarev Vadim Sergeyevich	"The Bank of New York Intrnational Nominees" Representative
9.	Zabolotny Igor Victorovich	PJSC "Svyazinvest" Executive Director – Director of Department for Marketing and service sale management
10.	Kozin Vladimir Vladimirovich	PJSC "Svyazinvest" Deputy Director – head of division of Department for corporative financing and direct investment
11.	Lopatin Aleksandr Vladimirovich	PJSC "Svyazinvest" Deputy General Director
12.	Lyulin Vladimir Fedorovich	PJSC "Nizhegorodsvyazinform" General Director
13.	Haywood Michael Arthur	CJSC "Bank Credit Swiss First Boston PJSC" Representative
14.	Osipchuk Anton Igorevich	PJSC "Svyazinvest" First Deputy General Director
15.	Panchenko Stanislav Nikolayevich	PJSC "Svyazinvest" Deputy General Director
16.	Cornwell Sharon Mary	CJSC "Bank Credit Swiss First Boston PJSC" Representative
17.	Eugene Michael Hunter	CJSC "Bank Credit Swiss First Boston PJSC" Representative

Election of the Board of Directors members of PJSC "Svyazinform" of Nizhniy Novgorod Region is realized by cumulative voting, the number of votes the shareholder is entitled to is multiplied by 9 (number of persons to be elected to the Board of Directors of PJSC "Nizhegorodsvyazinform").

The shareholder is entitled to give all of his votes in favor of one candidate or to distribute them among two and more candidates.

Candidates who obtained the most votes are considered elected to the Board of Directors.

Ballots where the total amount of votes in favor of candidates is more than the amount of voices the shareholder is entitled to at the voting on the agenda item are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature __________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Annual general shareholder meeting in form of joint assembly of the shareholders
Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

______________________________ (First, middle, last name of shareholder) __________ (votes)

BALLOT № 4
for voting on the fourth agenda item:
Election of Auditing Committee of the Company.

DECISION: to elect the following persons to the Auditing Committee of the Company:

1.	Alekhin Sergei Imanovich	Chief Specialist of the Department for internal audit and economical analysis of PJSC "Svyazinvest"

FOR **AGAINST** **ABSTENTION**

2.	Degtyareva Yelena Petrovna	Leading Specialist of the Department for Telecommunications of PJSC "Svyazinvest"

FOR **AGAINST** **ABSTENTION**

3. Prokofieva Irina Victorovna — Deputy Director of the Department – head of division of the Department for internal audit and economical analysis of PJSC "Svyazinvest"

FOR **AGAINST** **ABSTENTION**

4.	Feklin Aleksandr Vasilievich	Head of Control and Audit Division of PJSC "Nizhegorodsvyazinform»

FOR **AGAINST** **ABSTENTION**

5. Frolov Kirill Victorovich — Chief Specialist of the Department for internal audit and economical analysis of PJSC "Svyazinvest"

FOR **AGAINST** **ABSTENTION**

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ______________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

______________________________ (First, middle, last name of shareholder)   __________ (votes)

BALLOT № 5
for voting on the fifth agenda item:

Approval of the new edition of the Company's Charter.

DECISION: to approve the new edition of the Company's Charter.

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod

Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

______________________________ (First, middle, last name of shareholder) ______________ (votes)

BALLOT № 6
for voting on the sixth agenda item:

Approval of the new edition of standing orders for the General Meeting of Shareholders of the Company

DECISION: to approve the new edition of standing orders for the General Meeting of Shareholders of the Company

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: 603000, Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

____ ______________
(First, middle, last name of shareholder) (votes)

BALLOT № 7
for voting on the seventh agenda item:

Approval of the new edition of the Statute about the Board of Directors of the Company.

DECISION: **to approve the new edition of the Statute about the Board of Directors of the Company.**

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: 603000Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Annual general shareholder meeting in form of joint assembly of the shareholders
Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

____ ____________
(First, middle, last name of shareholder) (votes)

BALLOT № 8
for voting on the eighth agenda item:

Approval of the new edition of the Statute about the Company's Management Board.

DECISION: **to approve the new edition of the Statute about the Company's Management Board.**

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: 603000, Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Annual general shareholder meeting in form of joint assembly of the shareholders
Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

______________________________ (First, middle, last name of shareholder)　　　　______________ (votes)

BALLOT № 9
for voting on the second agenda item:

Approval of the Auditor of the Company for 2002

DECISION^ to approve CJSC "Ernst and Young Vneshaudit" as Auditor of the Company for 2002

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.

Date of the meeting: June 28, 2002
Beginning: 10:00 hours
Place of the meeting: Assembly Hall of the Post House of Nizhniy Novgorod
Location of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House

(First, middle, last name of shareholder) (votes)

BALLOT № 10
for voting on the tenth agenda item:

The Company's participation in the Association of carriers of federal network for business services "ISKRA"

DECISION: to join в the Association of carriers of federal network for business services "ISKRA"

FOR	AGAINST	ABSTENTION

Only one voting option is to be left. Cross out the other options.
The ballot forms filled not in conformance to the above rules are considered invalid

The ballot is to be signed by the shareholder (shareholder's proxy).

Signature ____________________________

The present ballot form may be used for early voting. In this case you should submit the filled ballot form at the following address: 603000, Nizhniy Novgorod, M. Gorky sq., Post House , PJSC "Nizhegorodsvyazinform", Returning Board.

At the quorum determination and voting results enumeration, only those ballots are accepted which were received at least two days before the date of the General Shareholder Meeting.

If the submitted ballot is signed by the shareholder's proxy, documents confirming his signatory power should be attached to the ballot (an original or a copy of the letter of attorney confirmed by a public notary) with a sample of the proxy's signature.